08001421

# 2007 Annual Report



Wolters Kluwer





**Revenues breakdown by division**
*in millions of euros, in % of total*

- 761 Health (22%)
- 522 Corporate & Financial Services (15%)
- 881 Tax, Accounting & Legal (26%)
- ■ 1,249 Legal, Tax & Regulatory Europe (37%)



**Geographical spread of revenues**
*in %*

- 45 Europe
- 52 North America
- ■ 3 Asia Pacific



**Revenues by media**
*in %*

- 47 Electronic:
- *27 Internet / Online*
- *20 Software / CD-ROM*
- 38 Print
- 15 Services



**Ordinary EBITA per division**
*in millions of euros*

- 112 Health
- 144 Corporate & Financial Services
- 197 Tax, Accounting & Legal
- ■ 253 Legal, Tax & Regulatory Europe

# 2007 Highlights

Revenues € [illegible]

Ordinary EPS [illegible]

2007 Key Performance Indicators

Organic revenue growth
Ordinary EBITA margin
Diluted ordinary EPS
Free cash flow
Cash conversion ratio
Return on invested capital

Stock price development since January 2004 [illegible] Wolters Kluwer shares are [illegible] Euronext Amsterdam [illegible] NL0000395903 and are included in the AEX

January 2004 [illegible]



Wolters Kluwer is a leading global information services and publishing company, and as *The Professional's First Choice* for information, tools, and solutions enables professionals to make their most critical decisions effectively and improve their productivity.

# The Professional's First Choice

## CORPORATE & FINANCIAL SERVICES

Wolters Kluwer Corporate & Financial Services has a leading, comprehensive portfolio of products, services, and solutions to empower professionals in the legal, banking, securities, and insurance markets in the United States and the United Kingdom.

## LEGAL, TAX & REGULATORY EUROPE

Wolters Kluwer Legal, Tax & Regulatory Europe is the leading provider of a broad range of information, software, and services to professional customers in the European markets for legal, tax and accounting, human resources, public and government administration, health, safety, and environment, and transport.

2007 Highlights

# Wolters Kluwer 2007 Annual Report



# Table of Contents

## 2007 FINANCIAL STATEMENTS



### NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



### FINANCIAL STATEMENTS OF WOLTERS KLUWER NV



## OTHER INFORMATION

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer maintains operations in 33 countries across Europe, North America, Asia Pacific, and Latin America and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands.

Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Wolters Kluwer is *The Professional's First Choice* for information, tools, and solutions that help professionals make their most critical decisions effectively and improve their productivity.

At Wolters Kluwer, we excel at creating high-quality content for use in a professional context in the fields of health, corporate, financial services, tax, accounting, law, and regulation. Utilizing the latest innovative technologies, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements.

## Accelerate Profitable Growth

Wolters Kluwer's strategy is to accelerate profitable growth through four strategic actions to deliver enhanced value for our customers, investors, and employees.

### Grow our leading positions

We will strengthen our leading positions in core vertical markets by continuing to invest in new and enhanced products as well as expanded sales and market initiatives, to participate more deeply in our customers' workflows.

### Capture key adjacencies

We will expand into attractive adjacent customer segments and markets which leverages our leading positions, brands and technology platforms and offer opportunities to extend the growth potential of our core markets.

### Exploit global scale and scope

We will expand our global footprint in new and emerging markets and selectively extend our product lines and platforms on a worldwide basis. With our deep understanding of local markets and wide geographical spread Wolters Kluwer is well-positioned to benefit from globalization.

### Institutionalize operational excellence

We will pursue opportunities to achieve greater effectiveness and efficiencies by instilling a culture of continuous improvements throughout our operations.

### Company values

Wolters Kluwer's company values – Customer focus, Innovation, Accountability, Integrity, Value creation, and Teamwork – connect all Wolters Kluwer employees and support the successful execution of our strategy to Accelerate Profitable Growth.

### Partner with our customers

Our customers are at the center of what we do. We are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This value-adding partnership is fundamental to meeting our commitment to the customers we serve, globally and locally. Deep knowledge of their professional workflows and the ability to apply emerging technologies to make them more efficient, productive, and provide the best service to their own clients is what sets us apart. It is this superior customer insight which lies at the heart of our competitive advantage.

### Customer insight at Wolters Kluwer

In 2007, Wolters Kluwer implemented a company-wide program around customer insight, which was aligned with the introduction of the company's strategy to accelerate profitable growth. The company is fully dedicated to achieve a state where the voice of the customer is prominent in all product life stages, having deep knowledge of our customers, being able to anticipate new market needs, and creating differentiation through superior customer insight. The customer insight program is unique to our products, culture, and expertise, representing Wolters Kluwer's best, and offers a continuous cycle of improvement in innovation, development, and management to support our strategy to accelerate profitable growth.

### *The Professional's First Choice* – Customer brochure

In Spring 2008, Wolters Kluwer will issue the brochure *The Professional's First Choice* to share its partnership with customers all over the world in all the key markets the company operates in. The value that is created through this partnership contributes to the productivity of our customers, and the environment they work and live in.
We appreciate the close and mutual beneficial cooperation we have with our customers and will continue to invest in understanding their needs.
You can order this brochure at info@wolterskluwer.com or +31 20 60 70 421.



**Nancy McKinstry**

*CEO and Chairman*

*of the Executive Board*

Created significant value for shareholders, customers,
and employees

# Message from the Chairman

2007 was the fourth consecutive year of growth improvement since the implementation of the strategy to fundamentally transform Wolters Kluwer that was begun in 2003. Today, as a result of our focus on customers and their productivity, we are the innovation leader in our core health, legal, tax and regulatory markets across the globe.

In late 2006, we announced our strategy to accelerate profitable growth and I am pleased to report that in 2007, we successfully executed that strategy by strengthening our core market positions; by expanding into adjacent growth segments; by leveraging our global presence to capitalize on high growth opportunities; and by institutionalizing operational excellence throughout the company to improve efficiency and the quality of the products we deliver to our customers.

Today, more of our growth is coming from software and online services and more of our growth is coming from new, emerging markets. In 2007 electronic revenues made up almost half of our total revenues. Last year I had the opportunity to visit a number of countries in which we operate, including Wolters Kluwer operations in Russia and China where we are implementing the same innovative formula for creating customer value [illegible] proven to be successful in our North American and European markets.

Our financial performance in 2007 was the strongest in recent history. We again delivered on all of our key performance measures. Importantly, we improved organic growth to 4% and operating margins to 20%. But [illegible] damentally, our success in 2007 comes from leading our core markets with the quality of our content, our innovative technology, and our global reach.

**The Next Generation of Wolters Kluwer**

As *The Professional's First Choice*, Wolters Kluwer is providing the information, tools, and solutions to help professionals worldwide make their most critical decisions effectively and improve their productivity. In 2007, Wolters Kluwer made significant advances in several key areas, including leveraging our deep customer relationships, market-leading brands, and technology resources to produce innovative solutions for professionals.

Our worldwide alignment and growing collaboration between our businesses also continued to deliver new opportunities. Sharing best practices allowed us to leverage our investments and tap into our global wealth of expertise, innovation, and technology. We continued to invest in authoritative information and tools to ensure that our customers can be efficient and

www.wolterskluwer.com

confident in reaching answers to guide their clients successfully. This is the next generation of Wolters Kluwer.

## Results of Investments

Our financial performance in 2007 delivered sustainable growth and long-term shareholder value. Organic revenue growth in this period climbed to 4%, a year-over-year improvement of 1%, which can be credited to the investments we have made in innovative products and sales and marketing. With half of our revenues coming from online and electronic products and services, the company has moved fast to exploit new market opportunities. Ordinary operating margins moved up to 20% from 17% in the prior year, benefiting from the conclusion of our transformation strategy. Diluted ordinary earnings per share increased by 25% to €1.38.

We have completed the divestiture of the Education division reinforcing our focus on core markets and synergies in our global portfolio. We affirmed our commitment to shareholders and the long-term success of the company by using the returns from Education to further invest in strategic areas of the portfolio, reduce debt, and return even greater value to shareholders through a €645 million share buy-back program that was completed by the end of 2007. The free cash flow of €405 million provides us with the financial resources to drive growth as well as return value to our shareholders through dividends. Reflecting the strength of these financial results, Wolters Kluwer has proposed a dividend increase of 10% for 2007.

## Strong Performances Across Markets, Around the World

All our business units made important contributions to our overall strong performance across markets. The Health division increased penetration in its fastest growing segments and secured new society publishing contracts. Corporate & Financial Services demonstrated strong organic growth in its Corporate Legal Services line and the division's Financial Services line expanded its leading market position with the launch of a comprehensive single-delivery platform for its banking business. A significant increase in online and software sales was a key growth driver for Tax, Accounting & Legal. Also for Legal, Tax & Regulatory Europe, sales growth of online and software solutions was a decisive factor in expanding its leading market positions, with strong performances in Spain, Italy, and Central Europe. In all regions and all markets we succeeded in gaining important strategic acquisitions that will fuel future growth of Wolters Kluwer.

## A Partner to Professionals

Behind these achievements is a culture of customer focus and insight that is growing stronger each year. We operate in a dynamic industry serving professionals in businesses that are complex and advancing rapidly. Wolters Kluwer is committed to knowing and serving customers best with superior information and software solutions as well as outstanding customer service. Our partnership with our customers is based on a deep insight into their workflows and the challenges and opportunities they face within their professions.

Building on existing best practices, in 2007, Wolters Kluwer implemented a formalized customer insight program to ensure that the voice of the customer is present in all we do, so that customer input is ingrained in each stage of the product development lifecycle. It is our commitment to our customers to build sophisticated products that will set the standard for innovation in our markets. Our customers recognize the value of that dedication.

**Culture of Leadership**

Meaningful interaction with investors, customers, and employees as well as other stakeholders is at the heart of our leadership culture. A responsible and forward-looking leadership perspective differentiates Wolters Kluwer. We have a dedicated and focused team which continues to expand through our global talent development. Our Talent Management program is designed to maximize both talent exposure and leverage global capabilities and cooperation. Our vision and shared values foster trust, innovation, and progress.

**Perspective on 2008**

2007 marked the first full year in which Wolters Kluwer's strategy shifted from transformation to accelerating profitable growth. In 2007, each division implemented the key principles underlying the accelerated-growth strategy: growing our leading positions, capturing key adjacent growth segments, leveraging global scale and scope, and achieving operational excellence. The results in 2007 and sustained growth momentum give us confidence that our new strategy is achieving the results we intended.

Going forward, we will build on the strong foundation we have as a leading global information services and solutions provider, giving shareholders, customers, and employees a strong return on their investment in Wolters Kluwer. On behalf of the Executive Board of Wolters Kluwer and employees worldwide, I want to thank our shareholders who have placed their trust with us, and our customers who have trusted us as their partner.

We have exciting work ahead of us, and I look forward to 2008 with every confidence that we will continue the successful expansion of Wolters Kluwer.

Nancy McKinstry

**Nancy McKinstry**
*CEO and Chairman of the Executive Board*

www.wolterskluwer.com



Nancy McKinstry, *Chairman*

Boudewijn Beerkens

Jack Lynch

# Executive Board

## NANCY MCKINSTRY

- United States, 1959
- Chief Executive Officer and Chairman of the Executive Board since September 1, 2003
- Member of the Executive Board since June [illegible] 2001

*Nancy McKinstry* is CEO and Chairman of the Executive Board of Wolters Kluwer. Since being named to her position in 2003, she has focused on creating an organization that delivers superior value to customers and shareholders.

Before assuming her present position, Ms. McKinstry gained more than a decade of experience at Wolters Kluwer and its operating companies in North America. Most recently, she was an Executive Board member of the company and previously served as CEO of Wolters Kluwer's operations in North America.

She also was President and CEO of CCH Legal Information Services, now a part of Wolters Kluwer's Corporate & Financial Services division. Earlier, Ms. McKinstry held product management positions with CCH INCORPORATED, now part of Wolters Kluwer's Tax, Accounting & Legal division. During her tenure at CCH, the company emerged as a leading provider of electronic publishing products.

In [illegible] Ms. McKinstry worked as CEO of SCP Communications, a medical information company, before rejoining Wolters Kluwer to head North American operations. Early in her career, she held management positions with Booz Allen Hamilton, an international management-consulting firm, where she focused on assignments in the media and technology industries.

Ms. McKinstry is a member of the Board of Directors of leading telecom supplier Ericsson, the American Chamber of Commerce in the Netherlands, and TiasNimbas Business School. She is a member of the Advisory Board for the University of Rhode Island.

Ms. McKinstry earned her MBA in Finance and Marketing from Columbia University, New York, and Bachelor of Arts degree in Economics from the University of Rhode Island, Kingston, where she graduated Phi Beta Kappa. In May 2005, she was awarded the honorary degree of Doctor of Laws by the University of Rhode Island in recognition of her contributions to business.

## BOUDEWIJN BEERKENS

- The Netherlands, 1963
- Chief Financial Officer since November 1, 2002
- Member of the Executive Board since May 1, 2003

*Boudewijn Beerkens* has been CFO of Wolters Kluwer since November 2002 and a member of the Executive Board since May 2003.

Mr. Beerkens is responsible for the corporate areas of Accounting, Business Analysis & Control, Internal Audit and Internal Controls, Investor Relations, Mergers & Acquisitions, Risk Management, Taxation, and Treasury.

Prior to joining Wolters Kluwer, Mr. Beerkens was Managing Partner at Pricewaterhouse-Coopers, responsible for the Corporate Finance and Recovery team. Previously, he held a position at Vendex do Brasil where he was charged with responsibility for strategic development of the food division in Brazil. His banking expertise derives from his time with Citicorp Investment Bank in London.

Mr. Beerkens is a member of the Supervisory Board of Goedland nv, a member of the Executive Committee of Amsterdam Partners, a member of the Advisory Committee of Bencis Capital Partners, a member of the Editorial Advisory Board CFO Europe, a member of the Council of Trustees of the RCOAK (Roomsch Catholijk Oude Armen Kantoor), and a Founding Friend of the United World Colleges Nederland.

Mr. Beerkens earned his MBA degree in Business Administration from the Rotterdam School of Management of the Erasmus University, Rotterdam, and a master's degree in Dutch Civil Law and Notarial Law from the Free University, Amsterdam.



Jack Lynch



Nancy McKinstry



Boudewijn Beerkens

## JACK LYNCH

- United States, 1959
- Member of the Executive Board since May 1, 2007

*Jack Lynch* is Executive Board member of Wolters Kluwer. In his role as Executive Board member, Mr. Lynch is responsible for global shared services, technology, business development, and the transport services business. Before his appointment as member of the Executive Board by the Annual General Meeting of Shareholders on April 20, 2007, Mr. Lynch was Senior Vice President, Business Development since June 2006. In this role, he was responsible for the identification and investigation of cross-divisional business opportunities, focusing on leveraging existing products and business models, with particular emphasis on software and web-based enterprise applications and workflow tools. Before joining Wolters Kluwer in 2006, Mr. Lynch was president and CEO of the Pearson School Technology Group within the Pearson Education School Companies, Phoenix, Arizona. In this role, he oversaw technology-focused businesses, including Pearson School Systems and Family Education Network, as well as central software development, business development, and strategic initiatives. Mr. Lynch also was founding CEO and board member of bigchalk.com, New York, and general manager of a number of information services and technology companies including Jnana Technologies, an artificial intelligence software company. Before that time he served as president of CCH Legal Information Services, a leading provider of corporate agent representation, corporate filing, and UCC search and filing services, that has since become part of Wolters Kluwer.
Mr. Lynch holds a Bachelor of Arts from Boston University.

Adri Baan, *Chairman*

Peter Wakkie, *Deputy Chairman*

Bruno Angelici

Len Forman

Jane Frost

Stuart James

Henk Scheffers

# Supervisory Board

**ADRI BAAN**, *Chairman*
The Netherlands, 1942
Appointed in 2002, current term until 2010
Member of the Selection and Remuneration Committee and member of the Audit Committee

*Position*
Former Executive Board member of Royal Philips Electronics nv

*Supervisory directorships and other positions*
Chairman of the Supervisory Board of Hagemeyer nv and Koninklijke Volker Wessels Stevin nv,
Chairman of the Board of Directors (Non-Executive Director) of Dockwise Ltd. (Bermuda),
Member of the Supervisory Board of Océ nv,
Non-Executive Director of Imperial Chemical Industries (ICI) Ltd. (United Kingdom) until January 2, 2008 and International Power Plc. (United Kingdom) until December 31, 2007,
Chairman of the Supervisory Committee of the Authority for the Financial Markets, the Netherlands,
Chairman of the Trust Office of KASBANK nv,
Member of the Supervisory Committees of The University of Amsterdam and Academic Medical Centre, Amsterdam

**PETER WAKKIE**, *Deputy Chairman*
The Netherlands, 1948
Appointed in 2005, current term until 2009
Member of the Selection and Remuneration Committee

*Position*
Chief Corporate Governance Counsel and member of the Executive Board of Royal AHOLD nv

*Supervisory directorships and other positions*
Member of the Supervisory Board of Schuitema nv and member of the Board of the Foundation Preference Shares B of KPN

**BRUNO ANGELICI**
France, 1947
Appointed in 2007, current term until 2011

*Position*
Executive Vice President AstraZeneca Plc.

**LEN FORMAN**
United States, 1945
Appointed in 2005, current term until 2009
Chairman of the Selection and Remuneration Committee and member of the Audit Committee

*Position*
Former Executive Vice President and Chief Financial Officer of the New York Times Company (United States)

*Supervisory directorships and other positions*
Non-Executive Director and Chairman of the Audit Committee of TechTarget Inc. (United States), and member of the Board of Advisors of Veronis Suhler Stevenson (United States)

**JANE FROST**
United Kingdom, 1957
Appointed in 2001, current term until 2009

*Position*
Director Individual Customer Unit of HM Revenue & Customs (United Kingdom Government)

*Supervisory directorships and other positions*
Non-Executive Director and Trustee of Lowry Arts Centre (United Kingdom)
Non-Executive Director of BBC Children in Need Ltd. (United Kingdom)
Supervisory Council member and chair of HTI Education Trust; Fellow, Chartered Institute of Marketing; and Fellow, Royal Society of Arts (United Kingdom)

**STUART JAMES**
Australia, 1948
Appointed in 2006, current term until 2010

*Position*
Former Group Managing Director and CEO of Mayne Group Ltd. (Australia)
Former Managing Director of the Colonial State Bank (formerly State Bank of New South Wales (Australia))

*Supervisory directorships and other positions*
Non-Executive Director and Chairman of Australia Pacific Paper Manufacturers, Balnave Corporate Ltd., Coneco Ltd., and Pulse Health Limited (Australia)
Non-Executive Director of Prime Financial


Adri Baan


Peter Wakkie


Bruno Angelici


Len


Jane Frost


Stuart James


Henk Scheffers

Group (formerly Australian Valua Funds Management), and member of the Advisory Board of Gresham Private Equity Ltd. (Australia)

## HENK SCHEFFERS

The Netherlands, 1948
Appointed in 2004, current term until 2008
Chairman of the Audit Committee

*Position*
Former member of the Executive Board of Directors of SHV Holdings nv

*Supervisory directorships and other positions*
Vice Chairman of the Supervisory Board of Flint Holding nv,
Member of the Supervisory Board and Chairman of the Audit Committee of Koninklijke Friesland Foods nv,
Member of the Supervisory Board of Aalberts Industries nv, and member of the Investment Committee of NPM Capital nv

The 2004-2006 figures have been restated to reflect the presentation of the Education division as discontinued operations, and the transfer of the operations in the United Kingdom from Legal, Tax & Regulatory Europe to Tax, Accounting & Legal.

# Financial Results 2004-2007

## Revenues

**Revenues, 2004-2007**

*in millions of euros*


2004
2005
2006
2007
2,952
1,127
765
437
623
3,065
1,137
776
496
656
3,377
1,194
826
534
823
3,413
1,249
881
522
761
Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe

**Revenues by media, 2004-2007**

*in %*


2004
2005
2006
2007
14
48
19
19
14
44
21
21
13
41
20
26
15
38
20
27
Electronic:
Internet / online
Software / CD-ROM
Print
Services

## Geographical spread of revenues, 2004-2007

*in %*


2004
2005
2006
2007
1
3
44
52
1
3
44
52
1
4
51
44
3
52
45
Europe
North America
Asia Pacific
Rest of the world

## Organic revenue growth, 2004-2007

*in %*


2004
2005
2006
2007
4
3
2
1
0
1
2
3
4

# Ordinary EBITA

**Ordinary EBITA, 2004-2007**

*in millions of euros*



2004
2005
2006
2007
Health
Corporate & Financial Services
Tax, Accounting & Legal
Legal, Tax & Regulatory Europe
Corporate
464
165
156
82
103
(42)
474
183
132
100
104
(45)
556
213
146
116
120
(39)
667
253
197
144
112
(39)


**Ordinary EBITA margin, 2004-2007**

*in %*



2004
2005
2006
2007
22
20
18
16
14
16
16
17
20

**Free cash flow, 2004-2007**
*in millions of euros*


2004
2005
2006
2007
407
311
399
405

**Diluted ordinary earnings per share, 2004-2007**


2004
2005
2006
2007
1.40
1.25
1.10
0.95
0.80
€0.91
€0.93
€1.10
€1.38







Growth in revenue

# Accelerating Profitable Growth

**Strategy and Vision**

2007 was a year of growth for Wolters Kluwer with growth in revenue and profitability, in core leading positions, in key adjacent markets, in the organization's global scale and scope as well as in operational effectiveness and customer and shareholder value.

With the transformation of Wolters Kluwer to a customer-focused operating organization completed in 2006, the company entered the next phase of its strategy on a solid foundation for growth. Wolters Kluwer has established strong vertical market positions through a combination of deep customer knowledge, content expertise, and technological know-how in the context of highly-acclaimed and trusted brands. These are at the core of Wolters Kluwer's growth program going forward, and leveraging these strengths provides Wolters Kluwer with opportunities to expand its market-leading positions by participating more deeply in the workflows of professionals through the delivery of integrated products and services.

2007 represented the first full year of execution against the company's strategy to accelerate profitable growth. The strategy's objectives were realized through the execution of four strategic actions:

- Growing leading positions in core vertical markets;
- Capturing key adjacencies;
- Exploiting global scale and scope; and
- Institutionalizing operational excellence.

This strategy is supported by the company's vision to be *The Professional's First Choice*, by providing information, tools, and solutions to help customers make their most critical decisions effectively and improve their productivity.

**2007 Accomplishments**

In 2007, the company successfully accelerated profitable growth. Organic revenue growth climbed in the period to 4% from 3% the previous year. Customer demand for integrated workflow and software solutions drove electronic revenue growth to 8%, in constant currencies. Electronic products, including online customer research tools, workflow solutions, and software, now represents 47% of total revenue. The ordinary EBITA margin improved to 20% from 17% in 2006. Profitability was driven by revenue growth, the benefit of the previous restructuring program concluded in 2006 as well as cost-base improvements, driven by numerous operational excellence

**Organic growth**
*in %*



2004
2005
2006
2007
1
2
3
4


**Ordinary EBITA margin**
*in %*



2004
2005
2006
2007
16
16
17
20


**Electronic revenue**
*in % of total revenues*



2004
2005
2006
2007
38
42
46
47

programs. These programs included offshoring and outsourcing initiatives and Lean Six Sigma process improvement efforts across the business. The total run-rate cost savings realized by past restructuring efforts reached €161 million and exceeded original expectations.

The divestiture of the Education division during the year enabled the company to further invest in strategic areas of the portfolio, reduce debt, and undertake a share buy-back program to return greater value to shareholders. Wolters Kluwer returned €645 million to shareholders through this share buy-back program and repurchased 29.8 million of its ordinary shares. Wolters Kluwer currently holds nearly 10% of its issued shares, which is the statutory maximum percentage of shares that the company may hold. It is the intention of Wolters Kluwer to cancel the greater part of the shares acquired through the share buy-back program.

*Grow leading positions in core vertical markets*

The company also broadened its coverage of core customer needs and increased the depth of products and services in order to participate more deeply in professional workflows. All divisions increased their leading positions through new and enhanced products as well as through key strategic partnerships and acquisitions. For example, the Health division launched OvidSP, securing Ovid's position as the most relevant medical search platform globally, and launched and acquired several journals including *The Cancer Journal, Heart Insight, Disaster Medicine*, and *Public Health Preparedness.* Additionally, the division won the publishing rights of the *Journal of Investigative Medicine*. Clinical Solutions continues to increase penetration in their market and ProVation expanded its existing alliance with Allscripts to build its leading position in the point-of-care market. Corporate & Financial Services (CFS) continued to expand its core business with strong new and renewal sales in its representation business. The division also enhanced its customer workflow solution offerings with the redesign of CTAdvantage and CaseVault 5.0 enhancements. The UCC Direct offering saw continued success with volumes grow by double-digits during the year. The Financial Services unit launched ComplianceOne, uniting all of the organization's major banking business lines on a single-delivery platform. Tax, Accounting & Legal (TAL) released a series of enhancements to its CCH ProSystem *fx* software suite in the year and solidified its leading position in the U.K. health and safety market with the acquisition of the GEE portfolio. Legal, Tax & Regulatory Europe (LTRE) also significantly expanded its electronic product offerings with the growth of Navigator in the Netherlands and several new workflow and software solutions in Italy and Spain. Additionally, the division expanded its leading position in the Spanish legal market with the acquisition of Europea de Derecho.

*Capture key adjacencies*

The company selectively stepped beyond its core markets to adjacent customer segments and markets in 2007, extending productivity-based tools and services and pursuing promising market opportunities. TAL expanded its penetration in the small firm market with the new suite of software products launched and grew its presence in the corporate market with the CorpSystem launch as well as the acquisition of TeamMate. CFS expanded its portfolio in the indirect lending market with the AppOne and Banconsumer Service, Inc. acquisitions and expanded its position in the area of electronic court filings through a strategic partnership formed with One Legal LLC, California's leading electronic court filing company. Additionally, the group's

position in the e-discovery market was expanded with the acquisition of DocuLex's Discovery Cracker.

*Exploit global scale and scope*

In 2007, the company leveraged its local brands and expertise to build and expand its footprint in emerging markets. TAL opened an office in New Delhi and broadened its operations in Asia as well as continued the roll out of the CCH ProSystem *fx* software suite to Canada and Asia Pacific. Sales performance increased two-fold in China driven by new products and a continued focus on sales management and training. Health developed its local content offering in China, Spain, Latin America, Brazil, and the United Kingdom. CFS expanded its CT TyMetrix reach, opening a London office to further serve U.K. clients and launching its flagship product CT TyMetrix 360°. CFS also offered its securities compliance solutions to the U.K. market to extend its reach beyond the U.S. market. LTRE continued its "go east" strategy with the announcement of an interest of 55% in MCFR (International Centre for Financial and Economic Development), a leading Moscow-based professional publisher.

*Institutionalize operational excellence*

Strengthening operational excellence was a key aim in 2007 for Wolters Kluwer and was achieved by implementing additional initiatives focused on building customer insight, shared services, and sourcing capabilities, in addition to the continual implementation of the Talent Management program. The North American data center consolidation and outsourcing initiative was completed, yielding a reduction in the number of operational data centers from 39 to two. Lean Six Sigma programs were initiated across the entire organization, with process improvement efforts underway in areas such as content management and production, customer service, sales and marketing effectiveness, and product distribution. Moving forward, the company will continue to expand its efforts in the pursuit of operational excellence by launching Springboard, a global program designed to focus on new opportunities to achieve efficiency in technology, content management, sourcing, and utilization of offshore resources. With the consolidation and standardization of the systems and processes that provide similar functions, the company will create an efficient platform for execution and free up resources to fund innovative and value-creating initiatives for customers and shareholders.

## Looking Forward and Outlook

Today's market drivers and trends play to Wolters Kluwer's strengths more than ever. Professionals continue to demand workflow and software solutions that address their productivity needs, while allowing them to focus their attention on serving their clients and building value. Students and educators in professional fields demand tools to work smarter and achieve better results. Integrated content and workflow solutions are increasingly in demand, as regulatory and compliance standards grow. Customers have now come to rely on Wolters Kluwer, not only for its deep understanding of their professional and research needs, but also for the technological expertise and innovative approach to their productivity challenges. Emerging and adjacent markets offer fertile growth opportunities for Wolters Kluwer today and into the future. The strategy for 2008 and beyond will position Wolters Kluwer to accelerate its growth by leveraging these industry trends with the company's strong vertical market positions and renowned brands.

**Outlook for 2008**

| *Key Performance Indicators, in constant currencies* | 2008 |
|---|---|
| Organic revenue growth | 4% |
| Ordinary EBITA margin | 20% |
| Free cash flow | ± €400 million |
| Return on invested capital | 8% |
| Diluted ordinary earnings per share | €1.52-€1.57 |

**Divisional guidance for 2008**

| *Organic revenue growth, in %* | 2008 |
|---|---|
| Health | 1-3 |
| Corporate & Financial Services | 3-5 |
| Tax, Accounting & Legal | 4-6 |
| Legal, Tax & Regulatory Europe | 3-5 |

## 2008 Phasing Guidance

It is anticipated that organic revenue growth will accelerate in the second half of 2008, as was the case in 2007 and prior years, driven by the timing of the publishing schedule and the release of new products.

## Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders on April 22, 2008, a dividend distribution of €0.64 per share for 2007 (which is a 10% increase over 2006). A dividend of €0.64 corresponds with a dividend yield of 2.8% over the closing share price of December 31, 2007. Going forward, it is the intention of Wolters Kluwer to continue its progressive dividend policy.

Wolters Kluwer, in line with previous years and indicating a strong belief in the future of the company, will propose to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known.

The stock dividend ratio will be set on April 28, 2008 (after the close of trading), and the cash distribution will be payable as of May 5, 2008.

# Divisions



Adis
Clin-eguide
Facts & Comparisons™
Lippincott Williams & Wilkins
Medi-Span®
Ovid
ProVation Medical
Source®

**2007 Revenues**

**Health**

*22% of total revenues*



■ €761 million
$1,044 million

**Regional spread of operations and employees**

*Health has operations and customers globally with approximately [illegible]*



Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare globally, advancing knowledge, and its application to improve patient care. Wolters Kluwer Health is uniquely positioned to make a major contribution to the transformation of healthcare through the application of information. Its leading brands, deep content, advanced platforms, and extensive relationships across the healthcare industry provide an unmatched opportunity to create integrated solutions.

The division is organized into four market-centered business units to serve the information needs of its customers.

**Pharma Solutions**

Pharma Solutions provides marketing and publications services, business intelligence products, and advanced analytical tools and consulting services to support life sciences professionals from discovery through development and distribution. Pharma Solutions strengthened its business during 2007 under a new leadership team that integrated the Healthcare Analytics business into the Core Pharma business. Healthcare Analytics experienced strong growth in its managed care and brand analytic product lines, which partially offset the significant price compression on one contract in the targeting and compensation product line. The business continued to add new data sets to ensure its future growth and leadership in longitudinal data

United States, 1966, CEO
Wolters Kluwer
Health



**Jeff McCaulley** has been CEO of the Wolters Kluwer Health division since December 2004. He began his career with GE Medical Systems, where he held numerous positions of increasing responsibility over a 13 year career, last serving as President and Chief Executive Officer of GE Clinical Services. Prior to joining Wolters Kluwer, Mr. McCaulley was Vice President and General Manager of Medtronic's Global Diabetes business.

products serving managed care and brand management. The Core Pharma business, now called Marketing and Publication Services, delivered strong growth in medical communications through increased customization of services and by enhancing its line of business intelligence products. This growth was partially offset by increased softness in pharmaceutical promotional spending. The Health division's leadership position in delivering customer value was broadly recognized in 2007. For example, *Adis Sports Medicine* achieved the highest Impact Factor ranking in its category by the prestigious Institute for Scientific Information, making it the most frequently cited journal by researchers on the subject of sports medicine.

**Medical Research**

Medical Research offers research solutions for academic, medical, and scientific researchers. In 2007, Medical Research successfully completed its restructuring plan, with centralized product development, customer service, and sales support operations to strengthen customer focus. The unit completed a major software release to enhance platform functionality and increased the number of books available on Ovid, with over 800 new titles. Subscription renewals, an increased demand for pay-per-view products, and the introduction of new archives in key therapeutic areas have continued to drive growth. OvidSP, the next-generation information search platform, was released in the fourth quarter to strong customer acceptance, further securing Ovid's position as the most relevant medical search platform globally. The platform demonstrates Ovid's commitment to customer value by providing the ability to search for high-quality, scholarly, and professional content in a faster and simpler manner to a wide range of users from the novice to the expert researcher.

**Professional & Education**

Professional & Education produces textbooks and point-of-learning systems for healthcare education, as well as reference books and journals for physicians, nurses, students, and allied healthcare professionals. Professional & Education was organized under new leadership in the fourth quarter of 2007, and the successful restructuring of the journals business has improved its operating margins. The continued focus is on strengthening society relationships, investing in new content and journals, and restructuring the textbook business to effectively manage the migration of customers from print to electronic media and channels. The unit expanded its leading position through the acquisition of *The Cancer Journal* and numerous new product initiatives including the launch of *Heart Insight*, *Disaster Medicine*, and *Public Health Preparedness*. The unit also entered into several publishing partnerships with the National Strength and Conditioning Association and won several society publishing contracts including the *Journal of Investigative Medicine*. In addition to these, the unit also expanded its electronic customer offering with the launch of Lippincott's Nursing Procedures and Skills, an Internet-based point-of-care tool offering evidence-based clinical reference and training for the nursing profession. The textbook business had a strong front list and realized good growth of its online sales, but experienced a slowdown in the ordering volume in its legacy channels.

**Clinical Solutions**

Clinical Solutions delivers critical information, tools, and workflow solutions at the point-of-care, including referential and embedded drug information, evidence-based medicine guidelines, synoptic content, and procedure documentation and coding. Clinical Solutions continued to deliver double-digit organic growth through improved retention rates in Facts & Comparisons,

strong performance of Medi-Span, growth of the clinical decision-support tools and referencing products, and continued strong adoption of its ProVation documentation and coding solutions. ProVation was once again designated number one in the Clinical Procedure Documentation field by KLAS Enterprises, an independent healthcare IT vendor research firm. The unit also expanded its existing alliance with Allscripts, making electronic prescribing available through ProVation and subsequently building its leading position in the point-of-care market. The unit further grew this leading position by introducing the Integrated Facts & Comparisons software, providing pharmacists with immediate access to essential drug data references within their workflows.

**Revenues and ordinary EBITA, 2004-2007**

*in millions of euros*



2004
2005
2006
2007
623
103
656
104
823
120
761
112
Revenues
Ordinary EBITA


**Organic revenue growth and ordinary EBITA margin, 2004-2007**

*in %*



2004
2005
2006
2007
17
16
15
15
3
4
3
1
Organic revenue growth
Ordinary EBITA margin


## Financial Performance

Wolters Kluwer Health revenue totaled €761 million in 2007, compared to €823 million in 2006, due to the weaker U.S. dollar. Organic revenue growth was 1%. Double-digit growth at Clinical Solutions and a strong performance at Medical Research were offset by Pharma Solutions, reflecting price compression in the legacy Targeting & Compensation product line, and reduced pharmaceutical marketing and advertising spend effecting certain product lines at Professional & Education and Pharma Solutions. Double-digit growth was delivered by Clinical Solutions through an improved retention rate in its core business and by the strong growth experienced from Medi-Span, ProVation, and Clin-eguide product lines. Medical Research contributed good growth, driven by subscription renewals, pay-per-view products, and the introduction of new archives in key therapeutic areas. Health's ordinary EBITA margin was 15%, which was flat as compared to 2006.

**Financial performance**

*in millions of euros (unless otherwise indicated)*

| | 2007 | 2006 |
|---|---|---|
| Revenues | 761 | 823 |
| Ordinary EBITA | 112 | 120 |
| Ordinary EBITA margin (%) | 15 | 15 |
| CAPEX | 24 | 21 |
| FTEs ultimo (number) | 2,623 | 2,679 |

Cost base reductions, driven by successful restructuring efforts as well as Lean Six Sigma programs and offshoring initiatives, have allowed investments to be made in new product development efforts and data sets, ensuring the future leadership position of Wolters Kluwer Health.

**2008 Focus**

In 2008, Wolters Kluwer Health will continue to expand its leading position by extending its investment in proprietary content, building content into customer workflows at critical points-of-use and points-of-learning, and expanding investment in business intelligence. The division also plans further enhancements to its technology platforms with the upcoming release of OvidSP 2.0.

The division will continue its expansion into key adjacent markets through the build-out of the Healthcare Analytics and ProVation product lines. Health will continue to invest in key data sets for Healthcare Analytics and continue to advance its leadership in managed care and brand analytics with a number of new product introductions in 2008. The division will continue to leverage the ProVation workflow engine to build additional point-of-care solutions, while continuing to expand specialty coverage for documentation and coding.



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Health will drive operational excellence by restructuring the Professional & Education books unit and by re-engineering key content development workflows in books and journals. The division is also re-aligning and expanding commercial operations to optimize its sales and marketing activities across all channels and customers.

Lastly, Wolters Kluwer Health will continue to expand globally with key content initiatives in India, China, and the Spanish-language markets, as well as efforts to expand Healthcare Analytics and ProVation offerings outside the United States.



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# Divisions



**The leading brands of Wolters Kluwer Corporate & Financial Services**

AppOne
AuthenticWeb
Bankers Systems
BizFilings
CCH Capital Changes
CCH Wall Street
CT Corporation
CT Corsearch
CT Summation
CT TyMetrix
Desert Document Services
Expere
GainsKeeper
GulfPak
NILS INsource
PCi
UCC Direct
Uniform Forms
VMP Mortgage Solutions

**2007 Revenues**

**Corporate & Financial Services**

*15% of total revenues*



€522 million
$714 million

**Regional spread of operations and employees**

*Corporate & Financial Services has operations and customers in the United States and the United Kingdom, with approximately 3,300 employees.*



Services is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

# Wolters Kluwer Corporate & Financial Services

The division is organized into two customer-facing units – Corporate Legal Services and Wolters Kluwer Financial Services – that meet the unique needs of the professionals it serves.

**Corporate Legal Services**

Corporate Legal Services (CLS) provides software and service solutions that empower legal professionals to more effectively manage information, increase the speed of workflows, and make critical decisions.
CLS is the market-leader in the following areas:

- Corporate compliance and governance solutions for statutory representation management, corporate entity compliance transactions, and jurisdictional and securities compliance;
- UCC products and services for corporate due diligence, secured lending, bankruptcy, and real estate;

CHRISTOPHER A. CARTWRIGHT

United States, 1965, CEO

Wolters Kluwer Corporate & Financial Services



**Christopher Cartwright** is CEO of the Wolters Kluwer Corporate & Financial Services division. Prior to his current position, Mr. Cartwright held several positions with Wolters Kluwer, including CEO of Wolters Kluwer Legal, Tax & Business North America, President and CEO of CCH Legal Information Services, and President of the Wolters Kluwer North America Shared Services group. Before joining Wolters Kluwer in 1997, Mr. Cartwright served as a Senior Vice President for Christie's International Inc. Previously, he was a management consultant in the Strategic Management Services Group of Coopers & Lybrand.

- Matter management and e-billing software and services, litigation support software, and electronic discovery services; and
- Trademark research offerings.

During 2007, CLS strengthened its leading position through a steady stream of product innovations, leading to strong growth. Based on extensive research and interaction with customers, CT Corporation completed a comprehensive redesign of CTAdvantage, its flagship product supporting the business entity compliance, due diligence and service of process needs of corporations and law firms. The new CTAdvantage streamlines legal professionals' workflows by providing a single, reliable, intuitive, and integrated solution designed to increase productivity and support compliance and overall project management needs. CT Summation continued to improve its market-leading litigation support software through enhancements and a new release of its case file hosting and review platform, CaseVault 5.0, which enables easier collaboration between corporate customers and their law firms. Also, UCC Direct continued to set records for UCC filing volumes based on strong adoption of its market-leading platform, ilienonline.com. CT TyMetrix posted double-digit revenue growth due to strong new sales and reductions in client implementation time on its TyMetrix 360° platform.

CLS expanded into key adjacent markets through a strategic partnership with One Legal LLC, a California based regional court electronic filing company, with the goal to create a nationwide court filing and document retrieval service that makes it faster and easier for clients to file and retrieve court documents. Additionally, CT Summation acquired Discovery Cracker, an e-discovery processing software company, in order to extend its functionality in the increasingly complex electronic discovery domain and provide litigators with an integrated software suite to manage transcripts, paper and electronic discovery, and attorney work product.

CT TyMetrix expanded its global scope and scale by opening a London office to further serve U.K. corporate legal departments, claims organizations and customers. It also successfully completed the U.K. launch of its flagship product, CT TyMetrix 360° and signed British Petroleum as its first customer.

### Wolters Kluwer Financial Services

Wolters Kluwer Financial Services (FS), using its industry and content expertise, brings together industry-leading brands that provide innovative regulatory compliance solutions in analytics, technology, and services to improve processes and minimize the regulatory compliance risk to the customers in banking, securities, and insurance sectors. The unit's comprehensive offering includes both integrated and stand-alone software, documents, analytics, training, and consulting as well as advisory services in the critical areas of lending, new accounts, deposits, securities compliance, corporate actions and capital changes, anti-money laundering, and insurance compliance.

FS increased its market-leading positions despite challenging conditions in both the mortgage and credit markets. While volume declines in mortgage filing transaction revenues were significant, the unit leveraged its strength in banking content and securities and insurance product lines to partially offset the impact from adverse market factors.

FS extended its market-leading position with the launch of ComplianceOne™, a next generation workflow solution that combines all bank lending, deposit, mortgage, IRA, and administrative functions on a single platform. Additionally, ComplianceOne™ integrates other solutions

**Revenues and ordinary EBITA, 2004-2007**

*in millions of euros*


2004
2005
2006
2007
437
82
496
100
534
116
522
144

- ◻ Revenues
- ■ Ordinary EBITA

**Organic revenue growth and ordinary EBITA margin, 2004-2007**

*in %*


2004
2005
2006
2007
19
20
22
28
5
6
7
5

- ◻ Organic revenue growth
- ■ Ordinary EBITA margin

from across FS' product portfolio such as Expere, its leading rule-based compliance documentation repository, along with a suite of lending analytic tools that ensure compliance with regulations such as the Home Mortgage Disclosure and Community Reinvestment Acts, fair and anti-predatory lending requirements, and the Bank Secrecy Act and anti-money laundering requirements. ComplianceOne™ has been endorsed by seven trade association groups. Core market positions were also strengthened in the securities and insurance lines of business where solid organic growth was driven by GainsKeeper, securities compliance, and NILs product lines.

Extending its leadership into key adjacent markets, FS acquired Desert Documents, a provider of automated document preparation solutions to the wholesale and correspondent mortgage markets. Desert Documents has been key to the development of a new automated early disclosure product that enables mortgage lenders to comply with regulatory requirements to send initial disclosure documents to prospective borrowers within 72 hours. FS also expanded further into the indirect automotive lending adjacency with the acquisition of AppOne, which connects independent automotive dealers and lenders through a risk-mitigated, web-based lending process. FS also acquired Banconsumer Service Inc., a provider of regulatory compliance-related documentation solutions for indirect lending, mortgage, and home equity markets in the Northeast region of the United States.

FS took its first steps toward global expansion in 2007 by offering to U.K. securities firms, its securities compliance solutions — CCH Examiner, CCH Wallstreet Compliance Resource Network, and CCH Capital Changes. Early sales of these products have been encouraging.



**Financial performance**

| *in millions of euros (unless otherwise indicated)* | **2007** | 2006 |
|---|---|---|
| Revenues | 522 | 534 |
| Ordinary EBITA | 144 | 116 |
| Ordinary EBITA margin (%) | 28 | 22 |
| CAPEX | 29 | 24 |
| FTEs ultimo (number) | 3,313 | 3,187 |

## Financial performance

Revenues in 2007 were €522 million, compared to €534 million, mainly due to a weaker U.S. dollar. Wolters Kluwer Corporate & Financial Services achieved 5% organic growth and 6% overall growth in constant currencies over 2006. The division realized strong renewals and new sales in the Compliance & Governance unit, and double-digit growth for its UCC, litigation support, and e-billing solutions. In the second half of the year, this strong performance was impacted by challenges in the credit market, and decelerating M&A and IPO transaction volumes. Challenges in the credit market for Wolters Kluwer Financial Services were partially offset by stable banking content growth and good securities and insurance product line growth. Ordinary EBITA margin increased to 28% from 22% driven by revenue increases and operational improvements including data center migration, Lean Six Sigma improvement programs, and other operational excellence initiatives. Additionally, changes in post-retirement medical plans contributed favorable to ordinary EBITA.


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## 2008 Focus

In 2008, Wolters Kluwer Corporate & Financial Services will continue to pursue multi-brand product offerings in its core legal and banking markets and will expand its leading positions by extending its core platforms with additional functionality.

Wolters Kluwer Corporate & Financial Services will expand into key adjacent markets through the extension of an integrated e-billing/matter-management platform into new segments, building out positions in the litigation support market, and extending its banking product lines.

The division will drive operational excellence by the extension of offshoring and Lean Six Sigma initiatives and will automate fulfillment through electronic connections and paperless initiatives.

Wolters Kluwer Corporate & Financial Services will also exploit its global scope and scale through the expansion of its European positions for select services and extensions to market positions held through key partnerships.



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Financial Services




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Wolters Kluwer
Financial Services

# Divisions



Aspen Publishers
ATX
CANTAX
CCH
CCH TeamMate
CorpSystem
Croner
Kleinrock
Kluwer Law International
Loislaw
ProSystem *fx*
Taxprep
TaxWise
Wolters Kluwer U.K.

**2007 Revenues**

**Tax, Accounting & Legal**

*26% of total revenues*



■ €881 million
$1,205 million

**Regional spread of operations and employees**

*Tax, Accounting & Legal has operations and customers in the United States, Canada, Europe, and Asia Pacific, with approximately 5,400 employees.*



is a market-leading provider of information, software, and workflow tools in tax, accounting, and audit and in specialized key practice areas in the legal and business compliance markets.

# Wolters Kluwer Tax, Accounting & Legal

The division is organized into two customer-facing units – Wolters Kluwer Tax and Accounting and Wolters Kluwer Law & Business – to meet the unique needs of the markets it serves.

**Wolters Kluwer Tax and Accounting**

Wolters Kluwer Tax and Accounting (TAA), which operates in the market as CCH, a Wolters Kluwer business, continues to extend its leadership position in tax, accounting, and audit information and compliance by delivering innovative integrated research and software solutions that provide a strategic business advantage to its customers. Customers include professionals in large, medium, and small accounting firms; government agencies; and corporate tax, accounting, and internal auditing departments that rely on the unit's information products, software, and workflow solutions to help enhance their productivity and increase value. TAA holds major market positions in North America and the Asia Pacific-region.



United States, 1956, CEO
Wolters Kluwer
Tax and Accounting

**Kevin Robert** is CEO of Wolters Kluwer Tax and Accounting. Previously, Mr. Robert served as President and CEO of CCH Tax Compliance. During his more than 25 years with CCH, he has worked extensively in sales and marketing and was instrumental in the development and launch of numerous highly successful products. Mr. Robert also was Director of Customer Service for CCH INCORPORATED.

United States, 1954, CEO
Wolters Kluwer
Law & Business

**Robert Becker** has been CEO of Wolters Kluwer Law & Business since July 2003. Prior to joining Wolters Kluwer, he was CEO of Jupiter-MediaMetrix. His extensive leadership experience in the global media and information services industry includes 13 years at The Thomson Corporation. Mr. Becker also ran a technology-based Internet start-up firm and spent nine years with PriceWaterhouse.



TAA strengthened its leading position in 2007 through a series of enhancements to its CCH ProSystem software suite of products. Organic growth was very strong in 2007 as customers increasingly turned to CCH's paperless workflow solutions, including ProSystem *fx* Tax, Document, Engagement, Outsource and Scan, and CorpSystem sales and use tax solutions. Sales of the Accounting Research Manager and integrated online libraries drove growth in the publishing business and solidified the group's content leadership status.

The unit continued to strengthen its position in key adjacent markets with further expansion in the small firm market. The 2006 acquisitions of ATX/Kleinrock and UTS/TaxWise were combined in the Small Firm Services unit, and saw success with a new suite of software products and produced over 12.5 million electronically filed returns during 2007 tax season. In 2007, the unit enhanced its corporate offerings by launching CorpSystem, a new brand of software and workflow solutions created specifically for the sales, use, and income tax needs of corporate professionals. Expansion in the corporate market was further enhanced by the acquisition of TeamMate, the global market-leading internal audit software. TeamMate serves 56,000 audit professionals from 1,500 organizations in 96 countries around the world.

TAA expanded its global scale and scope in 2007 with the opening of an office in New Delhi, India, to handle editorial, sales, marketing, and customer support in the region. CCH Canadian benefited from strong sales of its CCH Accountants' Suite, which leverages the U.S. ProSystem *fx* software line. The completion and launch of CCH ProSystem in Australia also helped build continued momentum in globalizing CCH's tax and accounting suite.

**Wolters Kluwer Law & Business**

Wolters Kluwer Law & Business is a leading provider of information, solutions, and services in key legal practice specialties and business compliance sectors. It delivers market-leading proprietary and primary law content, analysis, forms, and workflow tools in such specialty areas as securities, corporate law, banking, bankruptcy, trade regulation/antitrust, franchising, environmental law, intellectual property, employment law, human resources, pension, healthcare, and international law. The unit is also a leader in legal education content and innovative workflow solutions. Customers include law firms, corporate counsel, law schools, accountants, and business and compliance professionals. Law & Business primarily serves the United States and the United Kingdom markets.

The unit strengthened its leading positions with successful new product launches and enhancements that drove organic revenue growth. Success was achieved in all key markets served. Online revenue grew by double digits and was supported by new electronic products including the Trial Attorney Integrated Library, the Commodities & Derivatives Law Integrated Library, and the Environmental Compliance Portfolio online resource. Advancing its strategy to provide specialized content and workflow tools to lawyers and business compliance professionals, the unit introduced new integrated workflow solutions, including ChargeMaster Pro in the health reimbursement market. The acquisition of MediRegs also expanded the unit's offerings in the healthcare compliance market combining market-leading CCH content with MediRegs' Comply Track compliance software.

Law & Business expanded its position in electronic solutions for the education market with the launch of two new workflow solutions. Teachinglaw.com, a web-based research and writing course for law students,

was adopted by 15 law schools in its first year of release. Studydesk, a productivity tool that organizes and integrates a student's own notes with a variety of electronic study guides, was developed to enable students to work smarter and achieve better results in the classroom and on exams.

Under the guidance of a new leadership team, the Law & Business operations in the United Kingdom were successfully restructured. The Croner Information and the CBA consultancy businesses were merged into a single unit including a reorganized sales and marketing effort. Further solidifying its market leadership across the HR and health and safety sectors, the unit acquired the GEE portfolio of compliance products in December 2007.

**Revenues and ordinary EBITA, 2004-2007**
*in millions of euros*


2004
2005
2006
2007
765
156
776
132
826
146
881
197

- ☐ Revenues
- ■ Ordinary EBITA

**Organic revenue growth and ordinary EBITA margin, 2004-2007**
*in %*


2004
2005
2006
2007
20
17
18
22
0
2
3
6

- ☐ Organic revenue growth
- ■ Ordinary EBITA margin

**Financial performance**
*in millions of euros (unless otherwise indicated)*

| | 2007 | 2006 |
|---|---|---|
| Revenues | 881 | 826 |
| Ordinary EBITA | 197 | 146 |
| Ordinary EBITA margin (%) | 22 | 18 |
| CAPEX | 30 | 13 |
| FTEs ultimo (number) | 5,412 | 5,276 |

## Financial Performance

In 2007, Wolters Kluwer Tax, Accounting & Legal recorded revenues of €881 million, compared to €826 million in 2006, an increase of 7%. Divisional revenues grew 14% over 2006 in constant currencies, with organic growth of 6%. Overall growth was driven by the performance of the Small Firm Services group. Organic growth was delivered through strong new sales and retention rates of tax and accounting software and workflow tools in the United States, the United Kingdom, and Canada. Information products contributed to results particularly in the areas of legal education, the Accounting Research Manager product line, and enhanced electronic product revenue streams including integrated libraries and workflow tools for the legal market.

Ordinary EBITA margin increased to 22% from 18% driven by the contributions of Small Firm Services, successful restructuring of the U.K. operations, and savings derived from offshore and outsourcing initiatives, as well as editorial and production process improvements.

**2008 Focus**

In 2008, Wolters Kluwer Tax, Accounting & Legal will continue to strengthen its core leadership position by delivery of next-generation platforms for information and software. It will continue to build on its deep collections of proprietary content while enhancing its online offering through the addition of productivity tools and workflow solutions.

The division will expand in key adjacent markets by further developing the TeamMate suite to include services and content, extending leadership in the small firm market, and entering the U.S. legal bar review training market.

The division will drive operational excellence through Lean Six Sigma initiatives and continuing production and software development offshoring efforts. Editorial workflow procedures will be enhanced.

The group will also exploit its global scale and scope through the expansion of the ProSystem *fx* suite in the United Kingdom, Canada, and Asia Pacific and continued expansion in emerging markets, particularly China and India.

Wolters Kluwer
Tax, Accounting & Legal


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a Wolters Kluwer business
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Helps professionals understand environmental compliance issues and stay current with recent regulatory changes.

# Divisions



**Leading brands of Wolters Kluwer Legal, Tax & Regulatory Europe**

A3 Software
ABC
Akadémiai Kiadó
Akelius
AnNoText
ASPI
Carl Heymanns Verlag
Carl Link
CEDAM
CISS
CompLex
Éditions Dalian
Especial Directivos
Groupe Liaisons
IPSOA
IURA
Kluwer
LA LEY
Lamy
Leggi d'Italia Professionale
LEX
Luchterhand
Magnus Informatik
Norstedts Juridik
Oficyna
Osra
UTET Giuridica
Werner Verlag
Wolters Kluwer Belgium
Wolters Kluwer Deutschland
Wolters Kluwer Educación
Wolters Kluwer España
Wolters Kluwer France
Wolters Kluwer Italia
Wolters Kluwer Polska
Wolters Kluwer Portugal
Wolters Kluwer Romania
Wolters Kluwer Russia, joint-venture with MCFR
Nolis
Teleroute
Transwide

**2007 Revenues**

**Legal, Tax & Regulatory Europe**

*37% of total revenues*



€1,249 million

$1,716 million

**Regional spread of operations and employees**

*Legal, Tax & Regulatory Europe has operations and customers across Europe, with approximately 7,200 employees.*





Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, the division has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

# Wolters Kluwer Legal, Tax & Regulatory Europe

The division is organized into units by country and focuses on the growth potential of seven customer segments:

- Legal professionals;
- Tax and accounting professionals;
- Public and government administration professionals;
- In-company professionals;
- Human resources professionals;
- Health, safety and environment professionals;
- Transport professionals.

As the market leader in Europe, many of the division's brands have a strong heritage in local markets. Each business unit holds either the #1 or #2 position in most of the markets served.
During 2007, LTRE strengthened its leading position, most notably through sales growth of online and software solutions as the market adoption of

## ROLV EIDE

Norway, 1954, CEO
Wolters Kluwer Legal,
Tax & Regulatory Europe



**Rolv Eide** has been CEO of Wolters Kluwer Legal, Tax & Regulatory Europe since November 2003. He joined Wolters Kluwer from Tele Atlas Europe, where he was Chief Operating Officer. From 1985 to 2001, he worked with Dun & Bradstreet.

these products across Europe accelerated. Electronic revenue streams in LTRE grew to 44% of total revenues in 2007, an increase from 41% the year before.

Several new and enhanced products were launched to support growth. Wolters Kluwer Italy expanded the Centric solution, an integrated online software and information solution for the tax market. Customer demand continued for integrated workflow solutions such as BPoint and Suite la Legge, tools that integrate office-practice management, online resources, and software into easy-to-use desktop solutions. The unit launched Portale Avvocati, offering new online functionalities to lawyers. The integration of content and software combined with greater software functionality drove further growth by providing cross-selling and up-selling opportunities in the market.

Wolters Kluwer Spain showed improved sales in both publishing and software, most notably in workflow solutions such as Portal Asesor. Growth was driven by new sales and renewal rate improvements, particularly in online databases such as LA LEY Digital, Atlas, and TODO.

Wolters Kluwer Central and Eastern Europe also posted strong electronic sales growth in Poland and Romania, and improved customer retention rates through product enhancements and customer focus initiatives.

Wolters Kluwer France continued the successful introduction of new electronic portals including an integrated set of tools and information for pharmacists, human resources, and transport professionals, received positively by customers. The unit also launched 2LR, a revitalized version of Lamyline Reflex, its online documentation tool designed for legal professionals, which allows to navigate through documents using intuitive searching techniques.

Kluwer the Netherlands delivered good growth supported by strong online product results and high customer sales of Navigator. Wolters Kluwer Belgium continued to deliver good organic growth, driven by increased legislative activity before the elections and the launch of several new products in its core markets, including TaxTalk.be, a corporate blog for and by professionals in tax law, accountancy, auditing, finance, and corporate law; and Divide, a calculation tool for lawyers. The performance of both the Netherlands and Belgium follows the culmination of successful restructuring programs and demonstrates their potential for sustained growth. Wolters Kluwer Scandinavia launched Zeteo, a new online research platform for legal professionals, that has been well-received in the Swedish market.

Acquisitions continued to expand and strengthen core market positions throughout the division. The acquisition of LinkPower expanded Wolters Kluwer Belgium into the corporate in-house training segment, and the acquisition of Microlab further strengthened Wolters Kluwer Spain's leadership position in payroll, tax and accounting software. Spain also acquired Europea de Derecho during 2007, strengthening its leading position in the legal publishing market and expanding its offering of online databases and software for law firm management.

LTRE also expanded its leadership position in key adjacent markets in 2007. Wolters Kluwer Spain acquired Jurinfor's assets of online and offline legal content, further expanding LTRE's leading position in Portugal. Expanding its presence in the emerging markets in Eastern Europe as a provider of integrated products and solutions, LTRE acquired a majority interest of 55% in MCFR (International Centre for Financial and Economic

**Revenues and ordinary EBITA, 2004-2007**
*in millions of euros*



2004
2005
2006
2007
1,127
165
1,137
183
1,194
213
1,249
253


- Revenues
- Ordinary EBITA

**Organic revenue growth and ordinary EBITA margin, 2004-2007**
*in %*



2004
2005
2006
2007
15
16
18
20
(1)
1
2
4


- Organic revenue growth
- Ordinary EBITA margin

Development), a leading Moscow-based professional publisher specializing in regulatory information and training for human resources professionals and other businesses. MCFR's position in this high-growth market gives LTRE an opportunity to further expand its footprint in the Russian, Ukraine, Kazakhstan, and Uzbekistan markets.

LTRE continued to drive operational excellence initiatives during 2007, resulting in strong improvements in operating margins across the entire portfolio and demonstrating the positive effects of restructuring. The division executed on editorial process optimization and sourcing initiatives to support continuous improvement in operating results. Wolters Kluwer Germany in particular, streamlined its portfolio, centralized content management, and consolidated its real estate footprint. Additionally, the unit successfully completed the integration of the Carl Heymanns acquisition of the previous year.

**Financial performance**

*in millions of euros (unless otherwise indicated)*

| | **2007** | 2006 |
|---|---|---|
| Revenues | 1,249 | 1,194 |
| Ordinary EBITA | 253 | 213 |
| Ordinary EBITA margin (%) | 20 | 18 |
| CAPEX | 44 | 36 |
| FTEs ultimo (number) | 7,183 | 6,332 |

## Financial Performance

With revenues in 2007 reaching €1,249 million, LTRE achieved 4% organic growth and 5% overall growth over 2006. Organic growth was driven by strong online growth, new workflow solutions and software products as well as expansion of training and other services. Italy, Spain, and Central and Eastern Europe each delivered very strong growth through innovation and customer focus programs. The Netherlands and Belgium delivered good growth, demonstrating the benefits of restructuring efforts. France and Scandinavia had solid growth in the period and Germany growth was largely flat year-on-year.

Ordinary EBITA margin increased to 20% from 18% in 2006 on the strength of revenue performance, the benefit of previously executed cost-savings initiatives, and the conclusion of restructuring programs.

**2008 Focus**

In 2008, LTRE will continue to strengthen its core leadership positions by optimizing customer insight initiatives, roll out workflow solution suites, and continue to drive business through online solutions.

The division will focus on expanding in key adjacent markets by further introductions of e-learning solutions in compliance and professional development sectors and will pursue organic development and acquisitions in Central and Eastern Europe regions.

Operational excellence initiatives will continue to be a priority for the division as it pursues shared platforms for back office, online, and software development; further leverages its purchasing power; and executes on further outsourcing, near-shoring, and offshoring opportunities. Additionally, the division will pursue improvement in sales and marketing effectiveness and editorial processing standardization.


Wolters Kluwer
Legal, Tax & Regulatory Europe
LA INFORMACIÓN
Portal Asesor
A3 Software
grupo Wolters Kluwer
• COMUNICACIÓN INTERACTIVA
• FACILIDAD DE USO
• INTERCAMBIO DE INFORMACIÓN ASESOR-CLIENTE
• CONTROL DE LA INFORMACIÓN POR EL ASESOR
• ARCHIVO DOCUMENTAL DIGITAL
НОВАЯ АПТЕКА
Каталог
профессиональных
изданий
WWW.ZDRAV.RU

**Zeteo™**

**Arbetsverktyg på internet.**

Norstedts Juridik
ett Wolters Kluwer-företag



Det räcker inte med information.
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Word ook
een BeterWeter.
Kluwer


Eine legendäre Marke kehrt zurück:
Der »Formular-Kommentar«
von Heymanns.
Formular-Kommentar
Markenrecht
Jetzt neu zum Markenrecht!
Carl Heymanns Verlag

## Human Resources

People are the foundation of Wolters Kluwer's success. The company has 18,620 employees (full-time equivalent) in 33 countries around the world, bringing diverse expertise and innovation to its customers every day. The employees of Wolters Kluwer are central to the achievement of organizational strategy. Retaining and developing talent are investments in the company's future success.

In 2007, human resources practices at Wolters Kluwer focused on strengthening three key areas: people, processes, and the organization.

*Strengthening people*

The Wolters Kluwer Talent Management Program establishes a global framework for leadership criteria, assessment, and development. The goal of the program is to retain and develop talent to ensure successful implementation of the company's strategy. As such, the program encompasses current and future leaders. It also identifies critical workforce segments based on positions and skills that managers believe are essential to the execution of the business strategy and ensures that these required capabilities are developed within Wolters Kluwer.

The Talent Management Program, implemented in 2005, is now firmly embedded in the company, supported by robust processes that link skill assessment and individual development guides with succession planning and slating of global internal candidates for critical positions. 2007 saw the continued expansion of the program through the establishment of the Wolters Kluwer Leadership Forum. For the first time, over 160 emerging company leaders around the world gathered in talent forums, with the overall theme on leadership's role in accelerating profitable growth. The forums created the opportunity for emerging leaders to establish networks and peer-to-peer collaboration across divisions and geographies. Based on very positive feedback from participants, Wolters Kluwer plans to continue the forums and drive them further across the organization to maximize talent exposure and leverage global cooperation.

Wolters Kluwer believes in mutual responsibility for driving results and career development. The company views regular performance feedback critical to development and, in 2007, introduced common online performance management systems across much of its North American and European businesses, encompassing over 95% of the company's workforce. Common performance management systems are a significant step in aligning performance with the company's global business strategy and for maximizing the development of its employees.

*Strengthening processes*

Wolters Kluwer Human Resources (HR) teams globally continue to work toward improved efficiencies. Actions ranged from increased efficiency in shared services and management of human capital costs to improved recruitment and retention processes.

Globally, Wolters Kluwer has introduced standardized exit interviews to gain more insight into the causes of employee turnover across the organization, and recruitment processes have been refined to improve retention.
It also has increased its review on cost effectiveness, resulting in increased accountability for and understanding of the drivers of human capital costs.

Within the divisions, HR in Legal, Tax & Regulatory Europe has standardized and rationalized its human resources processes, including implementation of common performance appraisal and e-recruitment tools. HR teams in North America have focused on shared services process improvement. Key to this initiative was the implementation of a standard scorecard with tactical process and cost metrics, including internal customer satisfaction.

*Strengthening organization*
HR is dedicated to supporting the organization in its transition to more efficient service models and operations through optimization of global shared services, business process improvement, resource deployment, and acquisition integration.

Overall, the company continued to strengthen its management team by creating new positions that support the growth agenda, adding senior level positions that provide focus on strategic marketing, process efficiencies, global technology development, and project management. In line with its strategic objective of exploiting global scale and scope, Wolters Kluwer also has increased its geographical spread of employees.

**Number of employees per division**
*Full-time equivalent, ultimo December 31*

| | **2007** | 2006 | Variance |
|---|---|---|---|
| Health | 2,623 | 2,679 | (56) |
| Corporate & Financial Services | 3,313 | 3,187 | 126 |
| Tax, Accounting & Legal | 5,412 | 5,276 | 136 |
| Legal, Tax & Regulatory Europe | 7,183 | 6,332 | 851 |
| Corporate | 89 | 100 | (11) |
| Subtotal continuing operations | 18,620 | 17,574 | 1,046 |
| Discontinued operations | – | 1,297 | (1,297) |
| ▪ **Total** | **18,620** | **18,871** | **(251)** |

## Sustainability

Consistent with its mission, Wolters Kluwer's main societal role is as a trusted provider of high-quality information, tools, and solutions to help professionals make critical business decisions and improve their productivity. The need for information is common and globally shared. Supporting professionals to do their work better by providing them the information they need is a sustainable undertaking in its own right.

Therefore, Wolters Kluwer believes it has two sustainability dimensions. One dimension relates to its role as a provider of information and products. The company takes its responsibility to shape the opinions of professionals worldwide seriously, for example, as demonstrated by its online services and solutions in sustainable areas such as nursing (healthcare), business compliance (regulation), customer training and development (human resources) as well as environmental regulation and health and safety, which is focused on ensuring businesses stay in compliance with environmental and safety

regulations. The second sustainability dimension relates to the broader role of Wolters Kluwer as a responsible organization conducting its business practices with fairness, integrity, and respect for differences in the wide variety of social, political, and economic environments in which it operates.

Wolters Kluwer reports on its sustainability efforts annually in an online report, which is published at the same time as its annual report. The report documents in a centralized and comprehensive way Wolters Kluwer's efforts and provides the foundation for increasing the scope of social responsibility goals, reporting efforts, and actions in the future.

In 2007, Wolters Kluwer focused on the following activities to increase its sustainability efforts and its reporting capabilities:

- Implemented common, electronically supported performance management systems throughout its European businesses and throughout North America to ensure clear and up-front objective setting and employee development as well as consistency and transparency for employees;
- Developed a global Human Rights and Supplier policy. The policy, which recognizes the company responsibility to promote and protect human rights, can be found on Wolters Kluwer's corporate website, www.wolterskluwer.com;
- Expanded the collection of key data on human resource management, supplier practices, product responsibility, and energy and paper consumption within the operating units of the company;
- Conducted worldwide Leadership Forums for emerging leaders at Wolters Kluwer;
- Qualified for the Dow Jones STOXX index again, and was the only Dutch company to be added to the Dow Jones Sustainability World Index in 2007. This index consists of the top ten percent of companies that are considered corporate sustainability leaders in their respective industries. This result clearly shows that Wolters Kluwer has continued its steps to integrate sustainability into its business.

*Wolters Kluwer and its partners*

Wolters Kluwer sees partnership and dialogue as key to creating innovative solutions: the company is engaged in an ongoing exchange of expertise and ideas with customers about their work.

In 2006, Wolters Kluwer streamlined its community involvement and charitable initiatives to focus on two core themes which are central to the company's value creation: sharing knowledge and improving both healthcare and access to healthcare to alleviate poverty. This focus continued in 2007, with Wolters Kluwer businesses and employees worldwide working together with other companies, and governments, and non-government organizations to make a positive difference in health and prosperity. In 2007, the company donated almost €630.000 to different initiatives and sponsorships. Also, Wolters Kluwer provided its skills and knowledge to support these efforts.

Business units in Europe and North America demonstrated their commitment to knowledge sharing through donations of school supplies and grants to universities and professional education organizations. Employees throughout Wolters Kluwer participated in charity events that raised funds for medical support and research. These events reflect the company's diverse global workforce, ranging from the New York City Marathon to the Multiple Sclerosis Bike Tour, which donates 60% of the net proceeds from the tour to support local programs and services for people with MS and their families, and the other 40% to support national research. Employees participated

in AIDS/HIV awareness walks and activities for the Cancer Society, as well as organized sporting events for the Muscle Trust in the Netherlands. Wolters Kluwer employees supported their local communities through participation in blood and food drives, resource sharing committees, as well as raising funds and volunteering in schools and sponsor students of disadvantaged backgrounds.

Wolters Kluwer replaced the gift to the attendees at the Annual General Meeting of Shareholders with a donation to a charitable contribution. For 2007, that was a donation of €20,000 to Operation Eardrop. Operation Eardrop has been dedicating itself on a voluntary basis to the needs of the deaf and otherwise hearing impaired children in Kenya. The foundation's motto is effective aid coupled with the transfer of knowledge and skills.

Wolters Kluwer also supports several charities providing knowledge and skills, such as by publishing *Intervention*, the international journal of mental health, psychosocial work, and counseling in areas of armed conflict for the War Trauma Foundation (www.wartrauma.nl), which provides worldwide psychological support to traumatized victims of war, terror, and organized violence. This peer-reviewed journal for mental health professionals working with victims of armed conflict is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions. Also, Wolters Kluwer, through its Health division, participates in the Hinari Access to Research program, making its content available to health institutions in 113 developing countries. This benefits many thousands of health workers and researchers, and in turn contributes to improved world health.

*Wolters Kluwer and the environment*

Addressing environmental issues is important for Wolters Kluwer. The company recognizes it must be as efficient and responsible as possible in its use of resources necessary for the creation of products and services while maintaining its high-quality standards. In acknowledgement of global climate change, Wolters Kluwer believes it needs to continually improve the way the company works to be more environmentally friendly in both what the organization uses and produces.

Wolters Kluwer's global goal as an organization is to reduce paper production by increasing software and online products, avoiding waste, and enabling its people to reduce their energy consumption. One example of environment and business objectives working together comes from the Tax, Accounting & Legal division. This division has advanced its paperless strategy for tax and accounting professionals through increased sales of market-specific versions of the ProSystem *fx* software line in the United States, Canada, and Australia. Wolters Kluwer acknowledges that there is more work to do in this area, and aims to develop a global environmental policy in 2008.

Wolters Kluwer believes that it also has a responsibility to contribute to the sustainable use of resources and, in connection with that vision, will donate to the 4th FSC Global Paper Forum (Forest Stewardship Council) taking place in Düsseldorf, Germany, in June 2008. The goal of this forum is to create a stronger market and new opportunities for FSC-labeled paper. Also, Wolters Kluwer Spain organized a Top of the Tree day to fight against deforestation.

Full details regarding sustainable entrepreneurship at Wolters Kluwer are available at www.wolterskluwer.com/2007SER.

## Communications

Management and employees of Wolters Kluwer recognize the value of an interactive dialogue with all stakeholders of the organization. Be it a customer, a job applicant, an employee, an author, a shareholder or investor, a reporter, a student writing a thesis, or an organization with an interest in the company's social responsibility initiatives, everyone benefits from high-quality communications. The company strives to enable all stakeholders to have a clear understanding of the vision, mission, strategy, and business objectives of Wolters Kluwer. The goal of Wolters Kluwer's communications is to show the commitment of its leadership, and ensure a transparent, consistent, and meaningful message to and dialogue with all stakeholders. The Wolters Kluwer global communications program is designed to foster strategic communications. A unified program that facilitates interaction with customers and employees as well as other stakeholders is at the heart of the communications activities.

*Continued unified communications*

In 2007, the goal of the communications program was to support the introduction and implementation of the four imperatives which make up the business strategy to accelerate profitable growth. Wolters Kluwer, as an integrated operating company with a unified branding and positioning approach, has seen a substantial increase in the benefit of integrated communication activities and messaging alignment throughout the organization.

In 2008, the company's mission and strategy and the position as industry leader will continue to guide the communications program. The common look and feel visually communicates the shared identity of Wolters Kluwer and at the same time reflects the diversity of the company. The equity of the Wolters Kluwer brands and portfolio of products and services, and the reputation of the company and its leadership, will further benefit from an ongoing strong communications program that governs and enhances the brand assets.

*Customer focus*

Close relationships with customers, facilitated at numerous events that Wolters Kluwer organizes or participates in, help to address the unique communication needs of customers. Many customer-facing events were hosted in 2007, such as the user conferences from CCH, CT, and GulfPak, the Pharmagora trade show organized by Wolters Kluwer France, the VMP Solutions Summit, and throughout Europe there were different Transport Info days by Teleroute. The business units have deployed multiple platforms for customer engagement, both online and face-to-face, to remain in tune to the demands of professionals and to stimulate dialogue. At all levels – be it sales and marketing professionals, subject matter experts, or executive management – deep customer knowledge is at the forefront of every interaction. Customer appreciation resulted in recognition of services and manifested itself in a number of awards for Wolters Kluwer products, services, and people. Lippincott Williams & Wilkins' *Nursing2007* and *Nursing2007 Critical Care* were awarded by the American Society of Healthcare Publication Editors. Also, CT, CT Summation, and CT TyMetrix received the Law Technology News Technology Awards, Wolters Kluwer Belgium was recognized in 2007 as one of the best companies to work for, and many CCH products and services were included in the Accounting Today Top 100 Awards. For a full overview of award-winning products, services and recognitions Wolters Kluwer received throughout the year, see www.wolterskluwer.com.

In Spring 2008, Wolters Kluwer will issue the brochure *The Professional's First Choice* that shares the customers' experience and their partnership with Wolters Kluwer and the individual employees and teams who create and support the solutions customers rely on every day. It is in the customer contacts that Wolters Kluwer shows its leadership and customer focus.

*Connected employee community*

Efficient and constructive employee communications is a priority for Wolters Kluwer to support and strengthen the company's winning culture. Many investments made in fostering open and transparent communications through virtual and personal communication vehicles now connect employees worldwide. The employee communications program includes leadership meetings, round tables, discussion panels, executive videos, print and online newsletters, webinars and in-person meetings, global intranet, surveys and contests, podcasts, blogs, and chats. The communication activities at all levels of the organization and in all regions stimulate innovation, talent, and creativity. In addition, a collaborative and integrated communications approach across the entire organization fosters communications effectiveness. A well-informed employee community leads to passionate individuals that can contribute to the company's business strategy and execution. Ultimately, engaged employees live the company values and embrace the mission of the group.

Wolters Kluwer's focus on thought leadership underscores its commitment to communications with individuals in and outside the organization. The company will extend its position as a thought leader through the continued meaningful dialogue with all stakeholders, serving as a reliable and valuable source of information.

**Investor Relations**

The company seeks to be thoroughly open with shareholders and the investment community and is committed to a high degree of transparency in its financial reporting. Wolters Kluwer has a comprehensive program for communicating with investors. This includes communicating with its shareholders and the investment community at large during the Annual General Meeting of Shareholders as well as regularly throughout the year.

In 2007, the company reported full quarterly results (under International Financial Reporting Standards) and held quarterly results presentations which were made broadly accessible to the public. The company also held a significant number of roadshows and one-on-one and group meetings with investors that included participating in selected sector-specific seminars throughout the year. Furthermore, the investor part of the corporate website is regularly maintained to provide accessibility to information.

Wolters Kluwer is strict in its compliance with applicable rules and regulations on fair disclosure to shareholders. It is the policy to post presentations to analysts and shareholders on the company's website. In adherence with fair disclosure rules, these meetings and presentations do not take place shortly before the publication of annual and quarterly financial information. The company does not assess, comment upon, or correct, other than factually, any analyst report or valuation prior to publication.

The company is committed to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large.
See → Information for Shareholders and Investors for a full overview of activities and facts.

From continuing operations, unless otherwise indicated.

# 2007 Financial Developments

| **2007 Highlights** *in millions of euros (unless otherwise indicated)* | **2007** | 2006 | % change | % change in constant currencies |
|---|---|---|---|---|
| Revenues | 3,413 | 3,377 | 1 | 6 |
| Organic revenue growth (%) | 4 | 3 | | |
| Ordinary EBITA | 667 | 556 | 20 | 27 |
| Ordinary EBITA margin (%) | 19.5 | 16.5 | | |
| EBITA | 667 | 556 | 20 | 27 |
| EBITA margin (%) | 19.5 | 16.5 | | |
| Ordinary net income | 421 | 344 | 22 | 32 |
| Diluted ordinary EPS (€) | 1.38 | 1.10 | 25 | 35 |
| Net interest-bearing debt | 1,793 | 2,050 | (13) | |
| Free cash flow | 405 | 399 | 2 | 6 |
| Diluted free cash flow per share (€) | 1.33 | 1.27 | 4 | 9 |
| Cash conversion ratio | 0.91 | 0.99 | | |
| Return on invested capital (%) | 7.9 | 6.8 | | |
| Ultimo number of FTEs (for the total Group) | 18,620 | 18,871 | (1) | |
| | | | | |
| **IFRS figures** | | | | |
| Operating profit | 546 | 435 | 25 | |
| Profit for the year from continuing operations | 330 | 279 | 18 | |
| Profit for the year from discontinued operations | 588 | 43 | >100 | |
| Profit for the year, attributable to equity holders of the parent | 917 | 321 | >100 | |
| Diluted EPS from continuing operations (€) | 1.08 | 0.90 | 21 | |
| Diluted EPS (€) | 3.01 | 1.03 | >100 | |

The 2007 financial performance of Wolters Kluwer was characterized by the following:

- Organic revenue growth accelerated to 4% (3.8%), compared to 3% (3.3%) in 2006;
- Ordinary EBITA margin increased to 20% (19.5%), in 2006: 17% (16.5%);
- Divestment of the Education division;
- Significant share buy-back program (€645 million);
- Selective strategic acquisitions in key growth areas;
- Continued healthy cash flow development; and
- Completion of the 2003 restructuring program.

**Revenues by division**

| *in millions of euros (unless otherwise indicated)* | 2007 | 2006 | % change | change |
|---|---|---|---|---|
| Health | 761 | 823 | (8) | 1 |
| CFS | 522 | 534 | (2) | 5 |
| TAL | 881 | 826 | 7 | 6 |
| LTRE | 1,249 | 1,194 | 5 | 4 |
| ▪ **Total** | **3,413** | **3,377** | 1 | 4 |

Revenues in 2007 were €3,413 million, compared with €3,377 million in 2006, up 1%. The impact of the weaker U.S. dollar in 2007 (average €/$=1.37) compared to 2006 (average €/$=1.26) on revenues in the Health, CFS, and TAL divisions was significant, (5)% in total, as is demonstrated in the table below:

**Impact of the weaker U.S. dollar**

| *in millions of euros (unless otherwise indicated)* | | % |
|---|---|---|
| Revenues 2006 | 3,377 | |
| Organic change | 128 | 3.8 |
| Acquisitions / Divestments | 77 | 2.3 |
| Currency impact | (169) | (5.0) |
| Revenues 2007 | 3,413 | 1.1 |

Organic revenue growth (growth net of exchange rate effects, acquisitions, and divestments) is 4% (3.8%) in 2007, compared with 3% (3.3%) in 2006. Organic growth is mainly driven by the Tax, Accounting & Legal (TAL), Corporate & Financial Services (CFS), and Legal, Tax & Regulatory Europe (LTRE) divisions.

TAL achieved strong organic growth in its Tax and Accounting unit, driven primarily by the continued growth of demand for its software products across the tax, accounting, and audit business lines. With the formation of Small Firm Services, the unit now offers products across all customer segments, from the highly specialized CPA firms to the seasonal tax preparer. The Law & Business unit also showed good growth in its legal professional, legal education, and Kluwer Law International business lines. The performance in the United Kingdom was flat compared to the prior year, reflecting the benefit of restructuring.

CFS delivered strong organic growth in the Corporate Legal Services unit, with double-digit growth in its litigation support, e-billing, and UCC product lines, reflecting customer gains and increased transaction volumes. Representation renewals were also strong. The performance of the Financial Services unit was impacted by the weak mortgage and credit markets.

LTRE saw a continued strong performance in Italy, Spain, and Central and Eastern Europe. The strong position in Central and Eastern Europe was strengthened with the acquisition of a 55% interest in MCFR in December. Belgium and the Netherlands also saw good growth, as they successfully expanded the penetration of their electronic products.

In Health, the Clinical Solutions business unit realized double-digit organic growth, driven by the success of the Medi-Span and ProVation product lines. The Pharma Solutions unit was impacted by price compression for Healthcare Analytics' legacy targeting and compensation product line,

while delivering strong growth in the upcoming managed care and brand analytics products. The Medical Research unit showed good growth, driven by strong subscription renewals, pay-per-view, and archive products. Ovid introduced its new OvidSP platform in the fall of 2007, which was well-received by customers. Professional & Education was impacted by a slowdown in the ordering volume in its legacy channels, and lower pharma promotional spend.

**Ordinary EBITA, 2007**

*in millions of euros (unless otherwise indicated)*

| | Revenues | Ordinary EBITA | Ordinary EBITA margin % |
|---|---|---|---|
| Health | 761 | 112 | 14.7 |
| CFS | 522 | 144 | 27.6 |
| TAL | 881 | 197 | 22.4 |
| LTRE | 1,249 | 253 | 20.2 |
| Corporate | – | (39) | |
| ■ **Total** | **3,413** | **667** | 19.5 |

**Ordinary EBITA, 2006**

*in millions of euros (unless otherwise indicated)*

| | Revenues | Ordinary EBITA | Ordinary EBITA margin % |
|---|---|---|---|
| Health | 823 | 120 | 14.5 |
| CFS | 534 | 116 | 21.7 |
| TAL | 826 | 146 | 17.7 |
| LTRE | 1,194 | 213 | 17.9 |
| Corporate | – | (39) | |
| ■ **Total** | **3,377** | **556** | 16.5 |



Ordinary EBITA in 2007 amounted to €667 million, compared to €556 million in 2006, up 20%, despite the weak U.S. dollar. The ordinary EBITA margin increased to 19.5%, up 300 basis points compared to 2006. The increase of the margin reflects the contributions of revenue growth, acquisitions, increased cost savings, reduced restructuring expenses following completion of the 2003 restructuring plan, and the benefit of the change of the post-retirement medical plan in the United States (€12 million). The improvement of the ordinary EBITA margin was strongest at CFS and TAL, mainly as a result of strong revenue growth. LTRE also achieved significant EBITA margin improvement, reflecting increased organic revenue growth and the benefits of the restructuring program. The margin at Health was flat, as the benefits of restructuring were offset by increased product investments.

**Financial income and costs**

There was no income from investments in 2007, as a result of the sale of the 25.9% interest in Sdu Uitgevers bv in March. In 2006, the guaranteed dividend from Sdu Uitgevers bv was recognized as income from investments.

The net of finance income and costs of €(102) million (2006: €(104) million) reflects the reduction of net debt, as a result of the proceeds from the Education divestment, offset by the share buy-back program.

## Results on disposals

Results on disposals in 2007 were impacted by the loss on the sale of a product line in Europe that did not fit strategically with the division's long-term objectives.

**Taxation**

The effective tax rate on profit before tax increased to 23% in 2007, from 20% in 2006, reflecting the lower contribution of permanent tax benefits especially with regards to disposals and income from investments. In 2007, the effective tax rate on ordinary income before tax was 26%, up slightly compared to 2006. For 2008, the company expects an effective tax rate on the ordinary income before tax in line with 2007, approximately 26%.

**Ordinary net income/ Diluted ordinary EPS**

Ordinary net income in 2007 was €421 million, compared to €344 million in 2006, an increase of 22%. Diluted ordinary EPS of €1.38 increased by 25%, compared to 2006 (diluted ordinary EPS of €1.10). The increase of the diluted ordinary EPS exceeded the increase of ordinary net income, as a result of the share buy-back program. In constant currencies, diluted ordinary EPS increased to €1.48 (up 35%), again reflecting the impact of the weak U.S. dollar.

**Return on invested capital (ROIC)**

In 2007, the ROIC on continuing operations was 7.9% (2006: 6.8%).

**Operating profit**

*in millions of euros (unless otherwise indicated)*

| | **2007** | 2006 | % change |
|---|---|---|---|
| Health | 78 | 80 | (2) |
| CFS | 133 | 106 | 25 |
| TAL | 151 | 107 | 42 |
| LTRE | 224 | 182 | 23 |
| Corporate | (40) | (40) | 0 |
| **Total** | **546** | **435** | 25 |

Operating profit in 2007 of €546 million is up 25% compared to 2006 (€435 million).

The operating profit of the Health, CFS, and TAL divisions was significantly impacted by the weak U.S. dollar, as noted earlier. TAL, CFS, and LTRE benefited from organic revenue growth, acquisitions, and the increased benefit of cost-savings programs. At Health, restructuring benefits were offset by increased investments.

**Discontinued operations**

On June 15, 2007, Wolters Kluwer sold its Education division to Bridgepoint Capital Limited for a total consideration of €774 million. Results from discontinued operations were €588 million and the net proceeds from this transaction were €665 million.

Results from discontinued operations include an operating loss of the Education division of €(7)million, in line with the normal seasonal pattern, and a book gain of €595 million, net of costs directly associated with the transaction of €22 million.

Net proceeds from discontinued operations include the redemption of cash owed to the Education division (€64 million) and payments of pension, tax, and advisory liabilities (€45 million).

## Profit for the year, attributable to equity holders of the parent

Profit for the year, attributable to equity holders of the parent amounted to €917 million in 2007 (diluted EPS €3.01) and was significantly higher than in 2006 (€321 million, diluted EPS €1.03) due to the impact of the Education transaction.

**Balance sheet**

*in millions of euros (unless otherwise indicated)*

| | 2007 | 2006 | Variance |
|---|---|---|---|
| Non-current assets | 3,995 | 4,388 | (393) |
| Working capital | (1,521) | (1,569) | 48 |
| Total equity | 1,214 | 1,196 | 18 |
| Net interest-bearing debt | 1,793 | 2,050 | (257) |
| Net interest-bearing debt/Ordinary EBITDA (ratio) | 2.4 | [1] 3.2 | |

[1] 2.9 before reclassification of Education to discontinued operations.

Non-current assets, mainly consisting of goodwill and publishing rights, decreased in 2007 as a result of the weaker U.S. dollar (2007 €/$=1.47; 2006 €/$=1.32).

In 2007, Wolters Kluwer performed its annual impairment analysis of goodwill and publishing rights on the basis of its cash-generating units, as prescribed by IAS 36. The result of the test was that no impairments of goodwill and publishing rights were recognized in 2007 (2006: no impairment).

Shareholders' equity benefited from the profit for the year, but was impacted by the share buy-back program and the decrease of the U.S. dollar compared to the euro at the end of the year.

Net interest-bearing debt decreased to €1,793 million at year-end 2007, compared to €2,050 million at year-end 2006, as part of the free cash flow and the proceeds from divestments and discontinued operations were used to redeem debt. The ratio of net interest-bearing debt to ordinary EBITDA decreased to 2.4 from 3.2 in 2006.

**Working capital**

*in millions of euros*

| | 2007 | 2006 | Variance |
|---|---|---|---|
| Inventories | 78 | 72 | 6 |
| Operating accounts receivable | 999 | 936 | 63 |
| Deferred income | (984) | (975) | (9) |
| Trade and other payables | (371) | (349) | (22) |
| Operating current liabilities | (365) | (348) | (17) |
| ▪ Operating working capital | (643) | (664) | 21 |
| Operating working capital discontinued operations | – | 13 | (13) |
| Cash and cash equivalents | 152 | 138 | 14 |
| Non-operating working capital | (1,030) | (1,056) | 26 |
| ▪ **Working capital** | **(1,521)** | **(1,569)** | **48** |

Operating working capital amounted to €(643) million, compared to €(664) million in 2006, an increase of €21 million. Operating accounts receivable increased as a result of recent acquisitions and the increase of sales generated in the fourth quarter of 2007 compared to the same period in the prior year. Deferred income increased due to acquisitions and increased receipts of subscription renewals, offset by the weaker U.S. dollar. Operating current liabilities increased as a result of acquisitions, timing differences of payments, and higher accruals, reflecting the growth of the business.

Non-operating working capital increased to €(1,030) million, and was stable when compared to 2006.

**Cash flow**

*in millions of euros (unless otherwise indicated)*

| | **2007** | 2006 | Variance in % | % change in constant currencies |
|---|---|---|---|---|
| Cash flow from operations | 729 | 644 | 13 | 19 |
| Net cash from operating activities | 512 | 485 | 6 | 11 |
| Net capital expenditure | (125) | (93) | 34 | 42 |
| Free cash flow | 405 | 399 | 2 | 6 |
| Diluted free cash flow per share (€) | 1.33 | 1.27 | 4 | 9 |
| Cash conversion ratio (CAR) | 0.91 | 0.99 | | |
| Net cash flow from discontinued operations | 665 | 44 | >100 | |

The cash flow was also impacted by the weak U.S. dollar. The free cash flow increased by 2% in actual currencies and by 6% in constant currencies.

The cash flow from operations of €729 million increased by 13%, reflecting the strong operating performance in 2007. Autonomous working capital deteriorated slightly, by €(18) million, mainly due to an increase of receivables. Commensurate with the increase in the fourth quarter, receivables have increased at the end of the calendar year.

Net cash from operating activities of €512 million in 2007 was 6% higher than in 2006 (€485 million), despite higher income tax payments in 2007. Income tax payments in 2007 were higher than in 2006, due in part to the one-off tax refunds that were received in 2006. The payments of reorganization provisions related to severance payments to former employees as a result of the ongoing implementation of the 2003 restructuring program. The appropriation of restructuring provisions in 2007 is lower than in 2006, in line with the completion of this program.

Net capital expenditure increased in 2007, reflecting a step-up of investments in software development, particularly in platforms to support (new) electronic products in both the United States and Europe.

In 2007, the free cash flow amounted to €405 million, an increase of 2% over 2006 (6% in constant currencies), reflecting a higher net cash flow from operating activities, partly offset by higher net capital expenditure. The cash conversion ratio, which measures the operational cash-generating ability of the businesses, excluding tax, financing, and payments for restructuring provisions, was 0.91 (2006: 0.99).

The net cash flow from discontinued operations of €665 million reflects the net proceeds from the sale of the Education division in 2007. These proceeds were mainly used for the €645 million share buy-back program that was substantially carried out in the second half of 2007.

**Restructuring**

| in millions of euros | 2007 | 2006 | 2005 | 2004 | 2003 | Total |
|---|---|---|---|---|---|---|
| Cost savings | 161 | 128 | 100 | 70 | 29 | 488 |
| Investments: | | | | | | |
| ▪ Exceptional | – | – | 20 | 44 | 96 | 160 |
| ▪ Non-exceptional | – | 39 | 42 | 25 | – | 106 |

In October 2003, a restructuring program was initiated to reduce costs by improving the operational efficiency and effectiveness through staff reductions, real estate consolidation, and the implementation of shared service centers. The program has now been completed and the results of the program have exceeded expectations.

**Employment**

| *Full-time equivalent, ultimo December 31* | 2007 | 2006 | Variance |
|---|---|---|---|
| Health | 2,623 | 2,679 | (56) |
| CFS | 3,313 | 3,187 | 126 |
| TAL | 5,412 | 5,276 | 136 |
| LTRE | 7,183 | 6,332 | 851 |
| Corporate | 89 | 100 | (11) |
| Subtotal continuing operations | 18,620 | 17,574 | 1,046 |
| Discontinued operations | | 1,297 | (1,297) |
| ▪ **Total** | **18,620** | **18,871** | **(251)** |

Full-time equivalents (FTEs) decreased by 251 to 18,620, mainly driven by the offsetting effect of the 2007 acquisitions and divestments. Organically, FTEs increased by 13, reflecting an increase of staff to support product development and sales, offset by reductions from the restructuring program.

## Acquisitions and divestments

In 2007, Wolters Kluwer acquired 11 businesses for a total consideration of €180 million, including estimated deferred payments (for example earn-outs). This includes an amount of €5 million relating to costs that are directly attributable to the acquisitions such as legal fees, broker costs, and audit fees. The main acquisitions are:

| **Acquisitions** | Division | Date of completion | Annualized revenues (in millions of euros) |
|---|---|---|---|
| AppOne (Baton Rouge, LA, USA) | CFS | August 23 | 10 |
| TeamMate (Tampa, FL, USA) | TAL | November 16 | 16 |
| MCFR, 55% (Moscow, Russian Federation) | LTRE | December 12 | 41 |

CFS acquired AppOne, a leading provider of technology and risk mitigation services to independent automobile dealers and lenders. TAL acquired TeamMate, an integrated audit productivity software suite. LTRE acquired a 55% interest in MCFR, a leading Moscow-based professional publisher.

The 11 acquisitions contributed €13 million to revenues in 2007. Cash payments on acquisitions amounted to €198 million, including deferred payments of acquisitions made in prior years.

# Risk

# Management

## General

Wolters Kluwer recognizes the following risk categories: strategic, operational, and legislative risks; financial risks see →note 20 of the Consolidated Financial Statements; and financial reporting risks. The risk overview provided in this section can never be exhaustive.

## Strategic, operational, and legislative risks

*Markets and products*

Wolters Kluwer's strategy is focused on providing professionals with information, software, and services to help them make critical decisions and improve their effectiveness. The markets it serves are relatively stable with a strong and constant need for up-to-date information, workflow software solutions, and services, particularly in the rapidly evolving fields of regulation and compliance (tax, fiscal, financial services, legal, and human resources) and health (medical).

The company serves its customers by means of annual subscription-based products and services, with high renewal rates, and, increasingly, via large multi-year contracts. The ability to renew these subscriptions and contracts will have an important impact on the future of the company's business. The company mitigates this risk by maintaining continuous interaction with its customers through renewal programs, conferences, and advisory boards. Wolters Kluwer does not have individual customers who represent more than 1% of Wolters Kluwer's consolidated revenues.

Wolters Kluwer faces competitive challenges from existing and new competitors. In order to maintain growth and sustain its competitive advantage, Wolters Kluwer continuously develops new products, providing its customers with state-of-the-art technological solutions. These products are developed in close collaboration with customers, based on a multi-generation product development plan. The portfolio is balanced in terms of markets and geography.

Wolters Kluwer actively protects its intellectual property rights, which is important to safeguard its portfolio of information, software, and services. Technological developments make it increasingly difficult to protect intellectual property rights. The company relies on trademark, copyright, patent, and other intellectual property laws to establish and protect its proprietary rights to these products and services. Intellectual property rights could be challenged, limited, invalidated, circumvented, or infringed by competitors.

Risks with respect to the acquisition of companies can relate to the integration of the acquisitions, the realization of expected synergies and financial projections, and contractual obligations. When acquiring new businesses, or divesting existing business, Wolters Kluwer carries out due diligence efforts. The company has strict strategic and financial criteria for acquiring new businesses. Acquisitions are made either to enter adjacent markets or to strengthen current market positions. They are expected to be accretive to ordinary earnings per share in year one and cover their weighted average cost of capital within three to five years. An acquisition integration plan is agreed to with the Executive Board prior to completing the acquisition. Such plans are actively monitored after completion.

*Technological developments*
Electronic platforms and networks are an important means of the delivery of Wolters Kluwer's products and services. The company constantly strives to improve its ICT (information and communication technology) environment and performance and it is involved in multi-year initiatives, such as implementing new ERP (enterprise resource planning) systems, creating next-generation platforms for electronic products, offshoring application maintenance and development, rolling out a global IT security plan, and implementing shared service centers. These initiatives continue in 2008. New initiatives in this respect may also be taken in the future. While the company implements risk-mitigating actions during the transition phase, these initiatives are inherently subject to execution risks. Risk-mitigating actions are taken to control these execution risks and include setting up project teams and oversight boards that are adequately resourced, careful planning and monitoring of the progress by senior management, and detailed service level agreements with outside providers.

*Staffing*
The ability of the company to attract talent and retain highly skilled, experienced, and motivated personnel plays an important part in the continued success of its business. To that effect, the company has launched a worldwide Talent Management Program aimed at providing its employees with the best opportunities in the industry. In order to assure top-quality human resources, the company invests in competitive training and remuneration packages. The company mitigates risks by having a well-understood strategy in place and hiring the best management team available.



**Financial risks**

As is the case with most international businesses, Wolters Kluwer manages a variety of financial risks, including currency, interest, liquidity, and credit risk. Fluctuations in exchange and interest rates affect Wolters Kluwer's results. It is the company's goal to mitigate the effects of currency and interest rate movements on net income, equity, and cash flow. Whenever possible, the company tries to do this by creating natural hedges, such as income and expenses in the same currency, and by matching assets and liabilities. When natural hedges are not present, Wolters Kluwer strives to realize the same effect with the aid of derivative financial instruments. For this purpose, hedging ranges have been identified and strict policies and governance are in place, including authorization procedures and limits. The company only purchases or holds derivative financial instruments with the aim to mitigate financial risks and most of these instruments qualify for hedge accounting

as defined in IAS 39. The company does not purchase or hold derivative financial instruments for speculative purposes.

In line with IFRS requirements, detailed information on financial risks and policies is provided in →note 20 to the Consolidated Financial Statements.

*Insurance*

The company manages a range of different insurable risks by arranging coverage for property damage, business interruption, and casualty; general liability; errors and omission liability; directors and officers liability; employment practices liability; and criminal liability.

The company has put in place a worldwide internal risk engineering program for its property damage and business interruption risks which is steered centrally and aims to improve the risk profile of the operating companies. Accompanied by insurers, the company performs loss control visits to operating company locations on a regular basis, as well as to the locations of key suppliers. The aim is to implement insurers' recommendations, however always after a cost-benefit analysis.

*Post-employment benefits*

The financial risk of the defined contribution pension plans, which have been arranged by the company in most of the countries, and the state pension plans, is limited to the contributions to be paid under these schemes. These contributions may vary over the years, but usually follow the general trends in the respective countries.

The company faces a higher risk for the defined benefit plans, namely the pension and post-retirement medical plans in the United States and the pension plans in the Netherlands, the United Kingdom, and Belgium. Over the past years, the company has mitigated these financial risks by closing some of the defined benefit plans to future accruals, such as the pension plans in the United States and the United Kingdom; or by changing the plan, such as moving to an average salary instead of final salary benefit in the Netherlands, and implementing a defined contribution-like Health Retirement Savings Account in the United States.

The value of the assets and liabilities of the defined benefit pension plans depend on the developments on the international financial markets. The company engages advisors to perform asset liability management studies and advise on the investment strategies for the various pension funds. The pension costs fluctuate based on the developments on the international financial markets. A decrease of 1% of the discount rate would increase the plan liabilities by approximately €155 million, and would increase the gross annual service costs with approximately €3 million.

*Fiscal*

Wolters Kluwer operates in numerous jurisdictions and is subject to various levies in these jurisdictions. Most of these taxes are transactional and employee-related and are levied from the legal entities in these jurisdictions. Local management is responsible for the proper handling of these taxes and is supported by corporate staff and external professionals.

Risks that may adversely affect the results are changes in corporate tax rates and restrictions in the tax deductibility of certain items. As a consequence, not only could current and future profits be at risk, but it is also possible that a deferred tax asset, or part of a deferred tax asset which has

become unrealizable, could be reversed and taken as a charge to the income statement.

Wolters Kluwer maintains a liability for certain contingencies in line with IFRS accounting standards. The adequacy of this liability is judged on a continuous basis in consultation with external advisors.

### Financial reporting risks

The Executive Board is responsible for risk management and internal control within Wolters Kluwer. Wolters Kluwer has risk management and internal control systems in place to identify any significant risks to which the company is exposed, enable the effective management of these risks, meet strategic and operational objectives, ensure the reliability of the financial reporting, and comply with relevant laws and regulations. The internal control systems are designed based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework, which aims at providing a reasonable level of assurance. Consequently, these systems can never provide absolute assurance regarding the achievement of the company's objectives or the reliability of the financial reporting, or entirely prevent material errors, losses, fraud, and violation of applicable laws and/or regulations.

High-quality financial reporting is of the utmost importance for Wolters Kluwer, providing a true and fair view of the company's financial performance and position both for managerial and accountability purposes. In order to assure the continued high quality of financial reporting, the following risk management and internal control systems are in place:

- Hiring and retention policies and practices for top finance professionals throughout the business;
- A standard annual planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a divisional and operational entity level, the annual budget, quarterly forecasts, and monthly financial reporting;
- Periodic business reviews where divisional and operating company management discuss the progress against plan and actions to mitigate business risks with the Executive Board;
- Specific treasury policies on market (currency and interest), liquidity, and credit risk reviewed by the Audit Committee, with quarterly reporting by the Treasury Committee to the Audit Committee on the status of these financial risks within the pre-defined ranges;
- Standard financial and non-financial procedures and policies including the Letters of Representation that are signed quarterly by all divisional and operating company CEOs and CFOs and relevant corporate staff members, Insider Trading Code, Risk Manual, Company Values and Business Principles, Accounting Manual, Internal Audit Department Manual, Mergers & Acquisitions Manual, and Whistleblower Policy;
- Internal audits, planned and carried out to ensure compliance with policies and procedures and detect and address internal control issues;
- An internal control dashboard including all recommendations and outstanding control issues arising from management reviews, internal audits, and external audits; recommendations are actively followed up on a monthly basis.

The Wolters Kluwer Internal Control Framework (ICF) consists of approximately 100 key controls, designed to ensure that the results of business processes are adequately reflected in its internal and external financial

reporting. In 2007, Wolters Kluwer continued its process of tailoring the key controls, per the ICF, to the business process risks identified within the various operating entities. Acquisitions are included in the ICF within one year after the acquisition date.

Wolters Kluwer employs 25 internal control officers, who are located in the main operating entities. They have played an important role in tailoring key controls and implementing them in the business processes within their organizations, coordinating test work of the key controls, and reporting the outcome of the tests to management and internal and external auditors.

During 2007, the company continued its program of tailoring the key controls to the operating companies' specific risks and improving the efficiency and effectiveness of the testing of the key controls. These tests are carried out within Wolters Kluwer's main operating companies on a regular basis, making use of an automated tool to monitor test results. The Internal Audit Department performs a quality review on the design, execution, documentation, and conclusions of the key controls testing of the ICF on a rotational basis.Test results are discussed periodically with the Executive Board and the Audit Committee. Where needed, action plans are designed and implemented to address important risks. Test work of the key controls will continue to expand, aimed both at assurance and process optimization.

In 2008, the company will work on the implementation of a global business continuity plan to integrate its existing plans into one corporate framework. Wolters Kluwer will also continue its program of tailoring the key controls to the risks associated with the business processes within the operating entities, adjusting these controls as businesses continue to change.

Based on the results of the risk management and internal control systems in place to date, and after consulting the Audit Committee and Supervisory Board, the Executive Board of Wolters Kluwer is of the opinion that to the best of its knowledge, the risk management and control systems provide reasonable assurance that the financial reporting over 2007 does not contain any errors of material significance.

The company continues to improve its risk management and control systems. In the coming years, it will continue to give high priority to improving design and effectiveness, and further integrating risk management and control systems in its daily operations.

# Corporate Governance

## General

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the company. Wolters Kluwer complies with all of the principles and Best Practice Provisions of the Dutch Corporate Governance Code (the "Code"), unless stipulated otherwise in this chapter. Furthermore, potential material future corporate developments might justify deviances at the moment of occurrence. An outline of the broad corporate governance structure and an explanation of deviances from the Code will be provided in this chapter.

## Executive Board

The Executive Board is responsible for the strategy, policy, aims, and results of the company. The members of the Executive Board are appointed by the General Meeting of Shareholders. The full procedure of appointment and dismissal of members of the Executive Board is explained in article 15 of the company's Articles of Association. The remuneration of the members of the Executive Board is determined by the Supervisory Board, based on the advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the remuneration policy and the Long-Term Incentive Plan (LTIP) for the Executive Board were adopted and approved by the Annual General Meeting of Shareholders in 2004. In connection with a number of changes to the remuneration policy and to the LTIP, these subjects were submitted to the Annual General Meeting of Shareholders again in 2007. The Annual General Meeting of Shareholders adopted and approved the amendments.

*Long-Term Incentive Plan*

Under the LTIP, Executive Board members can earn ordinary shares after a period of three years. Earning of the ordinary shares is subject to clear and objective three-year performance criteria established in advance. After earning ordinary shares, the Executive Board members are not restricted from selling them for a period of five years or until the end of their employment, as recommended in the Code (Best Practice Provision II.2.3). Wolters Kluwer sees no reason to require the Executive Board members to hold their ordinary shares for five years, because under the plan, grants recur on an annual basis and, as such, the Executive Board members will always have a strong

incentive to pursue the long-term interests of the company. A five-year holding period will have no added value in this respect.

*Term of appointment*

In relation to Best Practice Provision II.1.1 (appointment of Executive Board members for a term of four years), the existing contracts with Ms. McKinstry and Mr. Beerkens will be honored. However, in line with the Code, at the Annual General Meeting of Shareholders that was held in 2007, Mr. J.J. Lynch, Jr. was appointed as member of the Executive Board for a term of four years.

*Severance arrangements*

Because the company is acting in a competitive international environment, it is of crucial importance to have enough flexibility with respect to remuneration and terms of employment when new Executive Board members are appointed. For that reason the company does not commit to the Best Practice Provision in the Code regarding the maximum remuneration in the event of involuntary dismissal (Best Practice Provision II.2.7). When new Executive Board members will be appointed in the future, the Code will be taken into consideration, but in order to be able to attract top talent in a global market, it will also depend on factors such as market practice, nationality, and existing employment agreements, to which extent the company will comply in individual cases with Best Practice Condition II.2.7.

*Code of Conduct on Insider Trading*

Wolters Kluwer has a very strict Code of Conduct on Insider Trading. The Executive Board members are only allowed to trade in Wolters Kluwer securities during open periods of two weeks each, after publication of the annual and half-year results and interim trading updates. There also are restrictions on trading in securities of peer group companies. Under the Wolters Kluwer Code of Conduct on Insider Trading, Executive Board members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision II.2.6). In the industry in which Wolters Kluwer operates, board members generally do not receive sensitive information about other Dutch listed companies in the ordinary course of business. Therefore, the Supervisory Board and the Executive Board see no added value for the company to monitor trading in securities of all Dutch listed companies by members of the Executive Board.

## Supervisory Board

Wolters Kluwer has a two-tier board structure. The Executive Board members are responsible for the day-to-day operations of the company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the company and its affiliated companies, and to assist the Executive Board by providing advice.

*Appointment and composition*

The General Meeting of Shareholders appoints the members of the Supervisory Board. The full procedure of appointment and dismissal of members of the Supervisory Board is explained in article 21 of the company's Articles of Association. At present, all Supervisory Board members are independent from the company. The number of supervisory board memberships of all Supervisory Board members is limited to such extent that the proper

performance of their duties is assured. None of the Supervisory Board members is a member of more than five supervisory boards of Dutch listed companies, with any chairmanships counting as two memberships. The Supervisory Board recognizes the importance of diversity. Elements of diversity include nationality, gender, age, and expertise. In its current composition the Supervisory Board to a large extent reflects these various elements. More specifically, the current composition of the Supervisory Board comprises expertise within the broad information industry as well as specific market segments in which the company operates, such as healthcare, and reflects the international nature of the company.

*Provision of information*
Wolters Kluwer considers it important that the Supervisory Board members are well-informed about the business and operations of the company. Towards this end, operating managers, including divisional CEOs, hold presentations on their businesses on a regular basis. In addition, the company facilitates visits to operating companies and individual meetings with staff and line managers.

*Remuneration and Code of Conduct on Insider Trading*
The Annual General Meeting of Shareholders shall determine the remuneration of the Supervisory Board members. The remuneration shall not depend on the results of the company. The Supervisory Board members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct on Insider Trading as the Executive Board members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision III.7.3), for the same reason as explained in the paragraph about the Executive Board. At present, none of the Supervisory Board members owns any securities in Wolters Kluwer.



## Committees

As part of its responsibilities, the Audit Committee focuses on the operation of internal risk management and control systems, and on the role and functioning of the internal audit department and external auditors. The Audit Committee consists of at least three people. In line with the Code, the Terms of Reference of the Audit Committee determine that at least one member of the Audit Committee shall be a financial expert. In the current composition, both Mr. Scheffers (Chairman of the Audit Committee) and Mr. Forman are financial experts.

The Supervisory Board also has installed a Selection and Remuneration Committee. Because appointments and remuneration are often closely related, the Supervisory Board sees no advantages in two separate committees. Installing two separate committees consisting of the same members would only increase the administrative burden. In line with the Code, the Chairman of the Supervisory Board will not be the Chairman of the Selection and Remuneration Committee. The Selection and Remuneration Committee shall in any event be responsible for drafting policies associated with remuneration within the company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board members. The Selection and Remuneration Committee also is responsible for drawing up selection criteria and appointment procedures for Supervisory Board members and Executive Board members. Furthermore, the Selection and Remuneration Committee monitors the succession planning at the company.

## Shareholders and the General Meeting of Shareholders

At least once a year, a General Meeting of Shareholders will be held. The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board, and the proposal to distribute dividends or other distributions. Resolutions to release the members of the Executive and Supervisory Boards from liability for their respective duties shall be voted on separately. Shareholders who alone or jointly represent at least half a percent (0.5%) of the issued capital of Wolters Kluwer, or who represent alone or jointly a block of shares at least worth €50 million, shall have the right to request the Executive Board or Supervisory Board that items be put on the agenda of the Annual General Meeting of Shareholders.

In 2007, Wolters Kluwer again took active steps with the aim to increase the percentage of shares present or represented at the Annual General Meeting of Shareholders. These steps included publication of the agenda and annual report four weeks before the meeting, a registration date three weeks before the meeting, no blocking of shares before the meeting, making available standard proxy forms and voting instruction forms on the website, and enabling shareholders to give voting instructions prior to the meeting electronically. As a result, approximately 51% of the capital of the company was present or represented at the Annual General Meeting of Shareholders in 2007.

*Amendment Articles of Association*

A resolution to amend the Articles of Association may only be passed on the proposal of the Executive Board subject to the approval of the Supervisory Board.

*Issuance of shares*

The Articles of Association of the company determine that shares shall be issued on the proposal of the Executive Board and by virtue of a resolution of the General Meeting of Shareholders, subject to designation of the Executive Board by the General Meeting of Shareholders. At the Annual General Meeting of Shareholders of April 20, 2007, the Executive Board has been granted the authority for a period of 18 months to issue new shares, with exclusion of pre-emptive rights, subject to approval of the Supervisory Board.

*Acquisition of own shares*

Acquisition of own shares may only be effected if the General Meeting of Shareholders has authorized the Executive Board for the purpose, and while respecting the restrictions imposed by the Articles of Associations of the company. At the Annual General Meeting of Shareholders of April 20, 2007, the authorization to acquire own shares has been granted to the Executive Board for a period of 18 months.

## Audit Functions

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled.

*External auditor*

The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the external auditor appointed by the General Meeting of Shareholders every four years, after a thorough

assessment of the performance of the external auditor. This happened at the Annual General Meeting of Shareholders of April 14, 2005. In addition to this thorough assessment, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board also has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall therefore attend and be entitled to address the General Meeting of Shareholders. The company has a policy on auditor independence in place, which has been published on the company's website, www.wolterskluwer.com.

*Internal auditor*

The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The findings of the internal auditor will be presented to the external auditor and the Audit Committee.

## Preference shares

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which preference shares can be taken by the Foundation. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Wolters Kluwer Preference Shares Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company.

## Change of control

The employment contracts of the Executive Board members and a small group of senior executives contain stipulations with respect to a change of control of the company. According to these stipulations, in case of a change of control, the subject persons will receive 100% of the number of conditional rights on shares awarded to them with respect to pending Long-Term Incentive Plans of which the performance period has not yet been ended. In addition they can receive a cash compensation if their employment agreement would end following a change of control.

## Information pursuant to Decree Clause 10 Take-over Directive

The information specified in clause 10 of both the Take-over Directive and the Decree, which came into force on December 31, 2006 (Decree Clause 10 Take-over Directive), can be found in this chapter and in the → Information for Shareholders and Investors.

**Information pursuant to Clause 5:24 of the Act on Financial Supervision**

The information and documents specified in clause 5:24 of the Act on financial supervision *(Wet op het financieel toezicht)* can be found on the website of the company, www.wolterskluwer.com, where all material press releases of the company issued in 2007 can be found under *Press*.

**Legal structure**

The ultimate parent company of the Wolters Kluwer group is Wolters Kluwer nv. In 2002, Wolters Kluwer nv abolished the voluntary application of the structure regime ("structuurregeling"). As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent company of the Dutch operating subsidiaries. Wolters Kluwer International Holding bv is the direct or indirect parent company of the operating subsidiaries outside the Netherlands.

Amsterdam, February 26, 2008

*Executive Board*
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.J. Lynch, Jr.



# Report of the Supervisory Board

## Financial Statements

The Executive Board submitted the 2007 financial statements to the Supervisory Board. The Supervisory Board also took note of the report and the statement by KPMG Accountants nv (as referred to in Article 27, paragraph 3 of the company's Articles of Association), which the Supervisory Board discussed with KPMG. Taking KPMG's report into account, the members of the Supervisory Board signed the 2007 financial statements. The Supervisory Board proposes to shareholders that they adopt these financial statements (see → Financial Statements in this report) at the Annual General Meeting of Shareholders on April 22, 2008. Resolutions to release the members of the Executive Board and of the Supervisory Board from liability for their respective duties will be voted on separately at the Annual General Meeting of Shareholders. In line with the announced dividend policy, it is proposed to distribute a dividend of €0.64 per share in cash, or, at the option of shareholders, in stock. Stock payments will be determined on April 28, 2008, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from May 5, 2008.

## Activities

The Supervisory Board held seven meetings in 2007. In addition, the Supervisory Board held three conference calls to discuss specific subjects. Three of the meetings were partly held without the members of the Executive Board being present. None of the Supervisory Board members was absent for more than one meeting or conference call. One of the meetings was combined with a working visit to Wolters Kluwer France. During that meeting, management of the French Wolters Kluwer operations gave several presentations.

In accordance with the Dutch Corporate Governance Code, the functioning of the Supervisory Board and the Executive Board and the performance of the individual members of both Boards were discussed without the members of the Executive Board being present. In preparation for that meeting, the members of the Supervisory Board provided feedback through a written assessment. The composition of the Supervisory Board, the Audit Committee, and the Selection and Remuneration Committee also was discussed in the absence of the Executive Board. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.

The Executive Board has kept the Supervisory Board closely informed about the execution of the strategy for 2007 and beyond, as announced on September 27, 2006. The Executive Board and the Supervisory Board also discussed the strategic imperatives for 2008, the business development plan 2008-2010, competitive developments, and strategic issues in general. One of the Supervisory Board meetings was attended by all division CEOs, who presented in more detail the strategy and business developments plans for their division. The Supervisory Board was closely involved in the discussions around the exploration of strategic alternatives for the Education division, and ultimately approved the sale of that division. The Supervisory Board also approved the financial outlook for 2007 and beyond, and the proposed dividend. The Supervisory Board and Audit Committee were informed about the general and financial risks of the business and about the results of an assessment of internal risk management and control systems. For more information, see ➔Risk Management.

The Supervisory Board discussed (potential) acquisitions and divestments with the Executive Board. In line with the Supervisory Board By-Laws, the Supervisory Board approved the acquisitions which represented more than 1% of Wolters Kluwer's revenues. The Supervisory Board discussed the financing of the company and approved the share buy-back program of €645 million. The Supervisory Board also approved the entering into four 30-year bilateral loan agreements for a total amount of the equivalent of approximately €126 million that were signed early 2008. Other subjects discussed were the 2007 budget, annual and interim financial results and press releases, progress of the shared services project in North America, hedging and treasury policies, outsourcing, offshoring, technology developments, the organization of sales and marketing, investor relations, corporate governance, remuneration, and human resources. During several meetings, managers and employees of various Wolters Kluwer businesses gave presentations on specific subjects. As part of his introduction program, Mr. B.F.J. Angelici, the newest member of the Supervisory Board, appointed on April 20, 2007, had meetings with several corporate staff members and visited the Wolters Kluwer Health business in Philadelphia in early 2008.

## Audit Committee

The Audit Committee met on four occasions in 2007, during the preparation of the annual, half-year, and quarterly results. In 2007, the Audit Committee consisted of Messrs. Scheffers (Chairman), Baan, and Forman.

The meetings of the Audit Committee were held in the presence of representatives of the Executive Board, the external auditor, and corporate staff members. In line with the Dutch Corporate Governance Code, the Audit Committee meets once a year with the external auditors without members of the Executive Board being present. Among the main items discussed during the Audit Committee meetings were the financial results of the company, IFRSs, pensions, shared services, hedging, tax planning, impairment testing, the financing of the company, the proceeds of the sale of the Education division, and internal risk management and control systems including IT systems. The Audit Committee has reviewed the proposed audit scope and approach, the audit fees, the independence of the external auditor, and the non-audit services provided by the external auditor.

## Selection and Remuneration Committee

The Selection and Remuneration Committee met four times in 2007. The Committee consists of Mr. Forman (who succeeded Mr. Pennings as Chairman after his retirement), Mr. Wakkie (appointed as new member of the Committee after Mr. Pennings' retirement), and Mr. Baan.
The Committee has discussed the remuneration policy for the Executive Board, including the increase of the base salary, new conditional awards of performance shares under the Long-Term Incentive Plan, and targets for the Short-Term Incentive Plan. The Committee engaged an outside compensation advisor to provide recommendations and information on market practices for compensation structure and levels.

The recommendations of the Selection and Remuneration Committee with respect to the remuneration of the Executive Board have been dicussed and agreed upon by the full Supervisory Board. For the remuneration policy of the Executive Board see →Remuneration Report and Financial Statements.

The Committee actively searched for candidates in relation to the retirement of Mr. Pennings as member of the Supervisory Board and of Mr. Detailleur as member of the Executive Board. This has resulted in the appointment at the Annual General Meeting of Shareholders in 2007 of Mr. B.F.J. Angelici as new member of the Supervisory Board and of Mr. J.J. Lynch, Jr., as new member of the Executive Board.

The Committee discussed the company's Talent Management program and succession planning, and prepared a discussion on these subjects within the full Supervisory Board.

**Composition**

Mr. Pennings retired after the Annual General Meeting of Shareholders in 2007 according to the rotation schedule, after serving as member of the Supervisory Board for three four-year terms. He has been succeeded as Deputy Chairman by Mr. P.N. Wakkie. Mr. B.F.J. Angelici was appointed as new member of the Supervisory Board.

Mr. Scheffers' current term expires in 2008. He is available for reappointment. After careful consideration, the Supervisory Board proposes to the Annual General Meeting of Shareholders that will be held on April 22, 2008, to reappoint Mr. Scheffers as member of the Supervisory Board.

For more information on each of the Supervisory Board members in accordance with the Dutch Corporate Governance Code, see →Profile Supervisory Board. All members of the Supervisory Board are independent from the company within the meaning of Best Practice Provision III.2.2 of the Dutch Corporate Governance Code.

Finally, the Supervisory Board would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, February 26, 2008

*Supervisory Board*
A. Baan, *Chairman*
P.N. Wakkie, *Deputy Chairman*
B.F.J. Angelici
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers

# Remuneration Report

## Introduction

For 2008, there are no material changes to the remuneration policy of the Executive Board. During the Annual General Meeting of Shareholders of April 21, 2004, the Remuneration Policy for members of the Executive Board was adopted, and the Long-Term Incentive Plan approved. Amendments to the Remuneration Policy and the Long-Term Incentive Plan were approved during the Annual General Meeting of Shareholders of April 20, 2007.

## Current remuneration policy

The goals of Executive Board remuneration are to align individual and company performance, strengthen long-term commitment to the company, and attract and retain the best executive management talent.

The remuneration of Executive Board members is based on surveys and analysis by internationally recognized firms specializing in executive compensation. Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked individually against surveys from European and U.S. companies, taking into consideration geographic locations where Executive Board members might be recruited to and where new members might be recruited from in the future.

Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (STIP) on which a cash bonus can be earned, and a Long-Term Incentive Plan (LTIP) on which performance shares can be earned. The base salary is determined annually. The Supervisory Board, based on recommendations from its Selection and Remuneration Committee, determines the base salary of individual Executive Board members. Both the short-term and long-term incentives vary according to performance. Variable elements of the remuneration package make up the largest portion of the Executive Board's total compensation, reflecting the philosophy that all senior executive compensation is linked to shareholder value.

Executive Board members participate in pension schemes of their home countries, except in the Netherlands where an individually defined contribution plan is used. All current Executive Board members have employment contracts for an indefinite period of time. Periods of notice vary between 30 and 90 days. Severance arrangements with Executive Board members are either specifically determined in employment contracts or will be determined based on local laws. As explained in →Corporate Governance,

the company does not comply with the best practice provision of the Dutch Corporate Governance Code that Executive Board members are not allowed to receive more than one year's salary in the event of involuntary dismissal.

The employment contracts of the Executive Board members contain stipulations with respect to a change of control of the company. According to these stipulations, in case of a change of control, the Executive Board members will receive 100% of the number of conditional rights on shares awarded to them with respect to pending Long-Term Incentive Plans of which the performance period has not yet been ended. In addition they will receive a cash compensation if their employment agreement would end following a change of control.

## Executive Board remuneration 2007 and 2008

Fixed and variable compensation and other considerations for members of the Executive Board in 2007 are detailed in →note 28 of the Consolidated Financial Statements.

In 2007, the base salary of Ms. McKinstry increased by 3.3% and the base salary of Mr. Beerkens increased by 3.2%. The base salary of Mr. Lynch was adjusted in order to reflect his promotion to member of the Executive Board. For 2008, the Supervisory Board has decided to increase the base salaries for all members of the Executive Board with 3%.

The Wolters Kluwer STIP grants Executive Board members a cash bonus if specific objective and quantitative business targets are met. STIP targets are based on financial criteria determined to create value, such as revenue performance and free cash flow.

The STIP bonus for performance in 2007 (pay-out in 2008) for the members of the Executive Board was based on the achievement of targets with respect to free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%). Consistent with the changes to the remuneration policy that were approved at the 2007 Annual General Meeting of Shareholders, the pay-out percentages that could be earned depending on the performance, were determined for each of the Executive Board members through individual benchmarking. The achieved percentages, earned in 2007 and payable in March 2008, will be 118.2% for Ms. McKinstry, 88.3% for Mr. Beerkens, and 68.3% for Mr. Lynch. Since these bonuses are related to 2007 performance, the amounts are included in the total remuneration for 2007 as shown in →note 28 of the Consolidated Financial Statements.

For 2008, the Supervisory Board has approved the same pay-out targets for Executive Board members as in 2007: 125% of the base salary for Ms. McKinstry, 95% of the base salary for Mr. Beerkens, and 75% of the base salary for Mr. Lynch. The maximum achievable pay-outs will be 175% (Ms. McKinstry), 145% (Mr. Beerkens), and 125% (Mr. Lynch). These amounts would only be payable if the actual performance exceeds 110% of target. There is no pay-out for results below 90% of target. Performance for STIP in 2008 will be based on the same objective measures as last year: free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%).

## Long-Term Incentive Plan

The Long-Term Incentive Plan (LTIP) aligns the organization and its management with the strategic goals of the company, thus rewarding the creation of shareholder value. The plan uses performance shares and at the beginning of a three-year period a conditional award of shares is established. The total number of shares that the Executive Board members will actually receive at

the end of the three-year performance period depends on the achievement of predetermined performance conditions.

Rewards are based on Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of peer companies (TSR ranking). TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. By using a three-year performance period, based on TSR, there is a clear relation between remuneration and long-term value creation.

At the beginning of 2007, the peer group consisted of the following companies: Arnoldo Mondadori, Dow Jones & Company, Dun & Bradstreet, Emap, Grupo PRISA, John Wiley & Sons, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media, and McClatchy. Dow Jones & Company was de-listed in 2007 and has been replaced by Axel Springer. That company had been previously identified by the Supervisory Board as a potential replacement, which was disclosed in the 2006 Annual Report. This peer group is consistent with the peer group at the launch of the plan in 2004, with the exception of replacements of companies of which the shares are no longer publicly traded. At the time of introduction of the plan the peer group entirely consisted of media companies from the Morgan Stanley Capital Index (MSCI), the index most widely used by media analysts, and at present still the majority of the peer group companies is included in that index. The Supervisory Board has established a secondary tier of peer group companies that can be used to substitute for any of the current peer group companies should they de-list during the term of the performance period. These companies include Trinity Mirror, Aegis Group, Daily Mail & General, Gannet Co, Idearc, and Yell Group. In case of delisting of a peer group company due to a takeover, the Supervisory Board can resolve to replace that peer group company either by the acquiring company, or by one of the secondary tier companies.

The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period depending on Wolters Kluwer's TSR performance compared to the peer group.

For the performance periods 2005-07 and 2006-08, the plan pays out 100% of the number of conditionally awarded shares if Wolters Kluwer reaches a position in the second quartile (fifth to eighth position) of the TSR ranking, 150% for first or second position, 125% for third or fourth position, 75% for ninth or tenth position, 50% for eleventh or twelfth position, and 0% for thirteenth to sixteenth position. The company's external auditor or an independent expert, appointed by the Supervisory Board, will verify the TSR ranking.

Wolters Kluwer reached the fourth position in the TSR ranking with respect to the first three-year performance period (2004-06). This means that in 2007, the participants received 125% of the number of conditional rights on shares that were awarded in 2004. The number of shares released to each of the Executive Board members in 2007 can be found in →note 28 of the Consolidated Financial Statements.

For the three-year performance period of 2005-07, Wolters Kluwer has reached the third position in the TSR ranking. Therefore, in 2008, participants will receive 125% of the number of conditional rights on shares that were awarded in 2005. The number of shares to be released to each of the Executive Board members in 2008 can be found in →note 28 of the Consolidated Financial Statements.

The conditional share awards for the Executive Board are determined by the comparable market information from European and U.S. companies.

The actual number of conditional rights on shares awarded over the performance periods 2006-08 and 2007-09 can be found in →note 28 of the Consolidated Financial Statements.

As approved in the 2007 Annual General Meeting of Shareholders, for the 2007–09 LTIP, as well as for future plans, there will be no pay-out for the Executive Board below eighth position, 150% for first or second position, 125% for third or fourth position, 100% for fifth or sixth position, and 75% pay-out for seventh or eighth position. This change recognizes the increased value of Wolters Kluwer stock since the original plan was introduced in 2004 and is in line with best practice recommendations for the governance of long-term incentive plans.

As explained above, shares are conditionally awarded at the beginning of a three-year performance period. The 2007 Annual General Meeting of Shareholders also approved the proposal to determine awards of conditional rights on shares for the Executive Board on a fixed percentage of base salary determined by individual benchmarking. For the 2008-10 performance period, these amounts are, similar to last year, determined to be 285% (Ms. McKinstry), 175% (Mr. Beerkens), and 170% (Mr. Lynch). These amounts are determined through an annual benchmarking process. The number of shares that is conditionally awarded at the start of the performance period is computed by dividing the amount, as calculated above, by the fair value of a conditionally awarded share at the start of the performance period. The actual amount granted can vary from year to year, depending upon benchmark salary reviews.

**Senior management remuneration**

Senior management remuneration consists of a base salary, STIP, and LTIP. The senior management STIP is based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue performance and cash flow. The LTIP targets of senior management are the same as those of Executive Board members, but with incentive zones that provide more opportunity than is provided to the Executive Board.

Amsterdam, February 26, 2008

*Selection and Remuneration Committee*
L.P. Forman, *Chairman*
A. Baan
P.N. Wakkie





# Consolidated Income Statement

in millions of euros

| | | 2007 | [1] restated | 2006 |
|---|---|---|---|---|
| **Revenues** note 2 | | **3,413** | | **3,377** |
| Cost of sales | | 1,236 | | 1,258 |
| ▪ **Gross profit** | | **2,177** | | **2,119** |
| Sales costs | | 632 | | 640 |
| General and administrative costs | | | | |
| ▪ General and administrative operating expenses | 878 | | 923 | |
| ▪ Amortization of publishing rights and impairments note 6 | 121 | | 121 | |
| ▪ Total general and administrative costs | | 999 | | 1,044 |
| ▪ Total operating expenses | | 1,631 | | 1,684 |
| ▪ **Operating profit** | | **546** | | **435** |
| Income from investments note 13 | | 0 | | 6 |
| Finance income note 7 | | 6 | | 8 |
| Finance costs note 7 | | (108) | | (112) |
| Results on disposals note 3 | | (17) | | 9 |
| Results from associates note 12 | | 3 | | 1 |
| ▪ **Profit before tax** | | **430** | | **347** |
| Income tax expense note 8 | | (100) | | (68) |
| ▪ **Profit for the year from continuing operations** | | **330** | | **279** |
| Profit from discontinued operations, after tax note 4 | | 588 | | 43 |
| ▪ **Profit for the year** | | **918** | | **322** |
| Attributable to: | | | | |
| ▪ Equity holders of the parent | | 917 | | 321 |
| ▪ Minority interests note 9 | | 1 | | 1 |
| ▪ Profit for the year | | 918 | | 322 |
| **Earnings per share (EPS) (€)** | | | | |
| Basic EPS from continuing operations (€) note 1 | | 1.10 | | 0.91 |
| Basic EPS from discontinued operations (€) | | 1.95 | | 0.13 |
| Basic EPS (€) | | 3.05 | | 1.04 |
| Diluted EPS from continuing operations (€) note 1 | | 1.08 | | 0.90 |
| Diluted EPS from discontinued operations (€) | | 1.93 | | 0.13 |
| Diluted EPS (€) | | 3.01 | | 1.03 |

[1] The 2006 comparative figures have been restated to present the Education division as discontinued operations. Reference is made to note 4. Notes 5-8 have been restated.

# Consolidated Balance Sheet

in millions of euros
at December 31

| | 2007 | | 2006 | |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Intangible assets note 10 | 3,770 | | 4,015 | |
| Property, plant, and equipment note 11 | 140 | | 186 | |
| Investments in associates note 12 | 15 | | 18 | |
| Financial assets note 13 | 28 | | 113 | |
| Deferred tax assets note 14 | 42 | | 56 | |
| ▪ Total non-current assets | | 3,995 | | 4,388 |
| **Current assets** | | | | |
| Inventories note 15 | 78 | | 134 | |
| Trade and other receivables note 16 | 1,021 | | 973 | |
| Income tax receivable note 14 | 30 | | 20 | |
| Cash and cash equivalents note 17 | 152 | | 138 | |
| ▪ Total current assets | 1,281 | | 1,265 | |
| **Current liabilities** | | | | |
| Deferred income | 984 | | 979 | |
| Trade and other payables | 371 | | 420 | |
| Income tax payable note 14 | 32 | | 26 | |
| Short-term provisions | 16 | | 22 | |
| Borrowings and bank overdrafts note 19 | 968 | | 943 | |
| Other current liabilities note 18 | 431 | | 444 | |
| ▪ Total current liabilities | 2,802 | | 2,834 | |
| ▪ Working capital | | (1,521) | | (1,569) |
| ▪ **Capital employed** | | **2,474** | | **2,819** |

| | 2007 | | 2006 | |
|---|---|---|---|---|
| **Non-current liabilities** | | | | |
| Long-term debt | | | | |
| ▪ Bonds | 693 | | 919 | |
| ▪ Perpetual cumulative subordinated bonds | 225 | | 225 | |
| ▪ Other | 68 | | 88 | |
| ▪ Total long-term debt note 19 | | 986 | | 1,232 |
| Deferred tax liabilities note 14 | | 164 | | 192 |
| Employee benefits note 21 | | 103 | | 187 |
| Provisions note 22 | | 7 | | 12 |
| ▪ Total non-current liabilities | | 1,260 | | 1,623 |
| **Equity** | | | | |
| Issued share capital | 37 | | 37 | |
| Share premium reserve | 90 | | 90 | |
| Legal reserve | 7 | | 9 | |
| Other reserves | 1,044 | | 1,058 | |
| ▪ Equity attributable to equity holders of the parent | | 1,178 | | 1,194 |
| Minority interests note 9 | | 36 | | 2 |
| ▪ Total equity note 23 | | 1,214 | | 1,196 |
| ▪ **Total financing** | | **2,474** | | **2,819** |

# Consolidated Cash Flow Statement

in millions of euros

| | 2007 | | [1] restated 2006 | |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Operating profit | 546 | | 435 | |
| Amortization and depreciation | 201 | | 200 | |
| Autonomous movements in working capital | (18) | | 9 | |
| ▪ **Cash flow from operations** | | **729** | | **644** |
| Paid financing costs | (108) | | (126) | |
| Paid corporate income tax note 14 | (106) | | (17) | |
| Appropriation of restructuring provisions note 22 | (17) | | (35) | |
| Share-based payments note 24 | 17 | | 16 | |
| Other | (3) | | 3 | |
| ▪ **Net cash from operating activities** | | **512** | | **485** |
| **Cash flows from investing activities** | | | | |
| Net capital expenditure | (125) | | (93) | |
| Acquisition spending note 3 | (198) | | (773) | |
| Receipts from disposal of activities note 3 | 87 | | 13 | |
| Dividends received | 18 | | 7 | |
| Cash from derivatives | 4 | | 105 | |
| ▪ **Net cash used in investing activities** | | **(214)** | | **(741)** |
| **Cash flows from financing activities** | | | | |
| Exercise share options | 4 | | 4 | |
| Redemption loans | (239) | | (644) | |
| New loans | 37 | | 682 | |
| Movements in bank overdrafts | 9 | | (22) | |
| Dividend payments note 23 | (111) | | (80) | |
| Repurchased shares note 23 | (645) | | (19) | |
| ▪ **Net cash used for financing activities** | | **(945)** | | **(79)** |
| ▪ **Net cash used for continuing operations** | | **(647)** | | **(335)** |

[1] The 2006 comparative figures have been restated to present the Education division as discontinued operations.

| | 2007 | | [1] restated 2006 | |
|---|---|---|---|---|
| **Cash flows from discontinued operations** | | | | |
| Net cash from/(used for) operating activities | – | | 50 | |
| Net cash from/(used for) investing activities note 4 | 665 | | (6) | |
| Net cash from/(used for) financing activities | – | | – | |
| **Net cash from discontinued operations** | | **665** | | **44** |
| **Net cash from/(used for) continuing and discontinued operations** | | **18** | | **(291)** |
| Cash and cash equivalents at January 1 | 138 | | 428 | |
| Exchange differences on cash and cash equivalents | (4) | | 1 | |
| | | 134 | | 429 |
| **Cash and cash equivalents at December 31** note 17 | | **152** | | **138** |

# Consolidated Statement of Recognized Income and Expense

in millions of euros

| | | 2007 | | 2006 |
|---|---|---|---|---|
| ■ **Total profit for the year** | | **918** | | **322** |
| Exchange differences on translation of foreign operations | (190) | | (199) | |
| Exchange gain from recycling exchange differences from equity to income statement | (3) | | – | |
| Gains/(losses) on cash flow hedges | (4) | | (2) | |
| Actuarial gains/(losses) on defined benefit plans note 21 | 5 | | 38 | |
| Tax on items taken directly to or transferred from equity note 14 | (5) | | 16 | |
| ■ Net income/(loss) recognized directly in equity | | (197) | | (147) |
| ■ **Total recognized income and expense for the year** | | **721** | | **175** |
| Attributable to: | | | | |
| ■ Equity holders of the parent | 720 | | 174 | |
| ■ Minority interests | 1 | | 1 | |
| ■ **Total** | | **721** | | **175** |

# Notes to the Consolidated Financial Statements





Wolters Kluwer nv ("the Company") with its subsidiaries (together "the Group") is a leading global information services and publishing company. The Group's core markets are spread across the health, corporate services, financial services, tax, accounting, law, and regulation sectors. The Group maintains operations across Europe, North America, and Asia Pacific. The Company is headquartered in Amsterdam, the Netherlands. The Company's ordinary shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

These financial statements were authorized for issue by the Executive Board and Supervisory Board on February 26, 2008.

# Notes to the Consolidated Financial Statements

## SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company at and for the year ended December 31, 2007, comprise the Group and the Group's interest in associates and jointly controlled entities. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied by the Group entities to the financial information relating to 2007 and 2006, as presented in these consolidated financial statements.

## STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations including International Accounting Standards (IAS) prevailing per December 31, 2007, as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. If non-IFRS compliant terminology is used in these financial statements, reference is made to →Glossary.

## BASIS OF PREPARATION

The consolidated financial statements are presented in millions of euros. They have been prepared under the historical cost convention except for financial assets and financial liabilities (including derivative financial instruments) that are recognized at their fair value. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expense. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in

which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in →note 29 of the Consolidated Financial Statements.

## BASIS OF CONSOLIDATION

**Subsidiaries**

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

**Associates**

Associates are all entities over which the Group has significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Associates are recognized from the date on which the Group has significant influence, and recognition ceases from the date the Group has no significant influence over an associate.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

**Joint ventures**

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are recognized using proportionate consolidation from the date that joint control commences until the date that joint control ceases.

**Transactions eliminated on consolidation**

Intragroup balances, transactions, income and expenses, and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

## Foreign currency

*Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in euros, which is the Group's presentation currency.

*Foreign currency transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Non-monetary assets and liabilities in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

*Financial statements of Group companies*
The assets and liabilities of Group companies, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income and expenses of Group companies are translated to euro at exchange rates at the dates of the transactions. All resulting exchange differences are recognized in the currency translation reserve as a separate component of equity.

When a foreign Group company is disposed of, exchange differences that were recorded in equity prior to the sale are recycled through the income statement as part of the gain or loss on disposal.

*Net investment in foreign operations*
Net investment in foreign operations includes equity financing and long-term inter-company loans for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange rate differences arising from the translation of the net investment in foreign operations, and of related hedges, are taken to the currency translation reserve in shareholders' equity.

**Main exchange rates**

| *to the euro* | **2007** | 2006 |
|---|---|---|
| U.S. dollar (at December 31) | 1.47 | 1.32 |
| U.S. dollar (average) | 1.37 | 1.26 |
| G.B. pound (at December 31) | 0.73 | 0.67 |
| G.B. pound (average) | 0.68 | 0.68 |

When a foreign operation is disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on disposal.

**Derivative financial instruments and hedging activities**

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge); (2) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The ineffective part is recognized immediately in the income statement. If a hedging relationship is terminated and the derivative financial instrument is not sold, future changes in its fair value are recognized in the income statement.

The fair value of derivative financial instruments is classified as a non-current asset or liability if the remaining maturity of the derivative financial instrument is more than 12 months and as a current asset or liability if the remaining maturity of the derivative financial instrument is less than 12 months after the balance sheet date.

*Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset, liability, or unrecognized firm commitment that are attributable to the hedged risk. The gain or loss relating to the ineffective part of the hedging instrument is recognized in the income statement within finance income or costs. Changes in the fair value of the risk being hedged of the hedged item are also recognized in the income statement within finance income or costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the original hedge period.

*Cash flow hedge*

The effective part of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective part is recognized immediately in the income statement within finance income or costs. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective part of derivate financial instruments is recognized in the income statement within the line where the result from the hedged transaction is recognized.

When a hedging instrument matures or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged transaction is ultimately recognized in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*Net investment hedge*
Fair value changes of derivative financial instruments that are used to hedge the net investment in foreign operations, which are determined to be an effective hedge, are recognized directly in shareholders' equity in the translation reserve. The ineffective part is recognized immediately in the income statement within finance income or costs. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

*Derivatives that do not qualify for hedge accounting*
Certain derivatives do not qualify for hedge accounting. Changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting are recognized immediately in the income statement within finance income or costs.

**Business combinations**

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn-outs or deferred acquisition payments), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Initially the fair values are determined provisionally, and will be subject to change based on the outcome of the purchase price allocation which takes place within 12 months of the acquisition date.

**Discontinued operations**

IFRS 5, Non-current assets held for sale and discontinued operations, defines a component of an entity as a part of the entity that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
The Company has determined that a component is usually one level below the division level. A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale. In compliance with IFRS 5, non-current assets held for sale are carried at the lower of carrying amount and fair value less costs to sell.

Any gain or loss from disposal of discontinued operations, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the consolidated income and cash flow statements and the related notes and is reported separately.

Due to the sale of the Education division in June 2007, the consolidated income and cash flow statements for the year 2006 have been restated to present the Education division as discontinued operations.

## Intangible assets

*Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate, or joint venture at the date of acquisition. Goodwill recognized for acquisitions represents the consideration made by the Group in anticipation of the future economic benefits from assets that are not capable of being individually identified and separately recognized. These future economic benefits relate to, for example, opportunities with regard to cross-selling or cost efficiencies, such as sharing of infrastructure.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity that is sold.

Goodwill acquired in a business combination is not amortized. Instead, the goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

With respect to acquisitions prior to January 1, 2004, goodwill is included on the basis of its deemed cost, which represents the net book value recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004, has not been reconsidered in preparing the Group's opening IFRS balance sheet at January 1, 2004.

*Publishing rights and other intangible assets*

The Group recognizes intangible assets acquired through business combinations (publishing rights) as well as other intangible assets. Publishing rights acquired through business combinations consist of:

- Customer relationships: subscriber accounts, other customer relationships;
- Technology: databases, software, product technology;
- Trademarks and titles: trademarks, imprints, product titles, copyrights;
- Favorable purchase agreements;
- Other: license agreements, non-compete covenants.



Favorable purchase agreements are those purchasing agreements of the acquiree that are priced at a level that is considered below fair market value at the time of the acquisition. The amortization expenses therefore represent the difference between costs at fair value and the costs per the contract.

The fair value of the intangible assets is computed at the time of the acquisition applying one of the following methods:

- Relief from royalty approach: This approach assumes that if the publishing right was not owned, it would be acquired through a royalty agreement. The value of actually owning the asset equals the benefits from not having to pay royalty fees;
- Multi-period excess earnings method: Under this approach, cash flows associated with the specific publishing right are determined. Contributory charges of other assets that are being used to generate the cash flows

are deducted from these cash flows. The net cash flows are discounted to arrive at the value of the asset; or

- Cost method: The cost method reflects the accumulated costs that would currently be required to replace the asset.

Publishing rights are stated at cost less accumulated amortization and any impairment losses and are amortized over their estimated useful economic life, generally applying the straight-line method. The useful life of the publishing rights is deemed finite, reflecting management's assessment of the life of the assets, usually supported by outside valuation experts, and taking into account the impact of technological change and changes in the marketplace. If and to the extent that publishing rights are considered to be impaired in value, this is immediately charged to the income statement as impairment.

Other intangible assets mainly relate to computer software that is valued at cost less accumulated amortization and any impairment losses. Capitalized software is amortized using the straight-line method over the economic life of the software. If and to the extent that other intangible assets are considered to be impaired in value, this is immediately charged to the income statement as impairment.

No intangible asset arising from research or the research phase of an internal project is recognized. Expenditure on research or the research phase of an internal project is recognized as an expense when it is incurred. An intangible asset arising from development or the development phase of an internal project is recognized if, and only if, the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale and comply with the following other requirements: the intention to complete the development project; the ability to sell or use the product; demonstration of how the product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and the ability to reliably measure the expenditure attributable to the project.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

The estimated useful life for publishing rights is 5 to 20 years and for other intangible assets 3 to 10 years.



### Impairment

The carrying amounts of the Group's non-current assets are reviewed at each reporting sheet date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated. Irrespective of whether there is any indication of impairment, the Group also (1) tests an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount; and (2) tests goodwill acquired in a business combination for impairment annually.
An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement immediately. The recoverable amount of an asset or its cash-generating unit is the higher of its fair value less costs to sell and its value in use.

An impairment loss shall be allocated to reduce the carrying amount of the assets of the cash-generating unit in the following order:

- First to reduce the carrying amount of any goodwill allocated to the cash-generating unit; and
- Then to the other assets of the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit.

The Group assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Group shall estimate the recoverable amount of that asset and shall recognize this in the income statement immediately.

**Property, plant, and equipment**

Property, plant, and equipment, consisting of land and buildings, machinery and equipment, and other assets such as office equipment and vehicles, is valued at cost less accumulated depreciation and any impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant, and equipment. Land is not depreciated.

The estimated useful life for buildings is 20 to 30 years, for machinery and equipment 5 to 10 years, and for other assets 3 to 10 years.

**Leases**

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the Group's benefit.

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Finance leases are initially recognized as assets and liabilities in the balance sheet at the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently a finance lease gives rise to depreciation expense for depreciable assets and any impairment losses, as well as finance expense for each accounting period. The depreciation policy for these depreciable leased assets is consistent with that for depreciable assets that are owned.

**Financial assets**

Financial assets include investments, receivables, and derivative financial instruments. Financial assets are recorded initially at fair value. Subsequent measurement depends on the designation of the financial assets.

*Investments*

All equity investments that are not subsidiaries, joint ventures, or associates are classified as investments. Investments available-for-sale are valued at their fair value. When the fair value cannot be reliably determined, the investment is carried at cost. Income is based on the dividend received from the investments. A gain or loss arising from a change in the fair value of the investment available-for-sale shall be recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss.

*Receivables*

Loans to third parties are measured at amortized cost. Subsidies are recognized at fair value.

Derivative financial instruments are recognized at fair value in the balance sheet as a financial asset if the remaining maturity is more than 12 months after the balance sheet date. The accounting policy for changes in fair value is set out in →Derivative financial instruments and hedging activities.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in-first-out principle. The cost price of internally produced goods comprises the manufacturing and publishing cost. Trade goods purchased from third parties are valued at the purchase price.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

**Trade and other receivables**

Trade and other receivables are initially carried at their fair value and subsequently measured at cost less any impairment.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts are shown within borrowings and bank overdrafts in current liabilities.

**Deferred income**

Deferred income represents the part of the amount invoiced to customers that has not yet met the criteria for revenue recognition and thus still has to be earned as revenues by means of the delivery of goods and services in the future. Deferred income is recognized at its nominal value.

**Trade and other payables**

Trade and other payables are stated at cost.

**Interest-bearing debt**

Financial liabilities, such as bond loans and other loans from credit institutions are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

The Group opted to recognize the unsubordinated convertible bonds 2001-06 as a financial liability at fair value through profit or loss. Fair value changes during the year, which are derived from market quotations, are recognized in finance income or costs.

**Taxation**

Income tax on the result for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized outside profit or loss, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years.

The Group recognizes deferred tax liabilities for all taxable temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base, except to the extent that the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an

asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized for a temporary difference and for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which these can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of changes in tax rates on the deferred taxation is taken to the income statement if and to the extent that this provision was originally formed as a charge to the income statement.

**Shareholders' equity**

When share capital recognized as equity is repurchased (treasury shares), the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Dividends are recognized as a liability upon being declared.

**Minority interests**

Minority interests are the portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Group.

**Employee benefits**

The Group has arranged pension schemes in various countries for most of its employees in accordance with the legal requirements, customs, and the local situation of the countries involved. These pension schemes are partly managed by the Group itself and partly entrusted to external entities, such as industry pension funds, company pension funds, and insurance companies. In addition, the Group also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees, or, in the case of uninsured schemes, bears the medical expenses while deducting the participants' contributions.

*Defined contribution plans*

The pension contribution of defined contribution plans is recognized as an expense in the income statement as it is incurred.

*Defined benefit plans*

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The discount rate is the yield rate at the balance sheet date on high-quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service

for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

All actuarial gains and losses at January 1, 2004, the date of the transition to IFRS, were recognized. With respect to actuarial gains and losses that arise subsequent to January 1, 2004, in calculating the Group's obligation in respect of a plan, the Group has opted to recognize all actuarial gains and losses outside profit or loss immediately in the period in which they occur.

Gains or losses on curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. The gain or loss comprises any resulting change in the present value of the defined benefit obligations and in the fair value of the plan assets, and any past service cost that had not previously been recognized. A curtailment occurs when the Group is demonstrably committed to make a material reduction in the number of employees covered by a plan either as a result of a disposal or restructuring or when the Group amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

*Long-term service benefits*

The Group's net obligation in respect of long-term service benefits, such as jubilee benefits, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

**Provisions**

A provision is recognized when (1) the Group has a present legal or constructive obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) the amount of the obligation can be reliably estimated.

*Restructuring*

The provision for restructuring relates to provisions for integration of activities and other substantial changes of the organizational structure and onerous contracts. A provision for restructuring is recognized only when the aforementioned general recognition criteria are met. A constructive obligation to restructure arises only when the Group has a detailed formal plan for the restructuring and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

## PRINCIPLES FOR THE DETERMINATION OF RESULTS

**Revenue recognition**

Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of goods or services is included in deferred income. If the Group acts as an agent, whereby the Group sells goods or services on behalf of a principal, the Group recognizes as revenues the amount of the commission.

*Goods*

Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectability and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns for which the Group has recognized a liability based on previous experience and other relevant factors. If returns on a product category exceed a threshold, it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer.

*Services*

Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that some other method better represents the stage of completion of the service at the balance sheet date.

*Combination of goods and services*

Revenues of products that consist of a combination of goods and services are recognized based on the fair value and the recognition policy of the individual components.

**Cost of sales**

Cost of sales comprises the directly attributable costs of goods and services sold and delivered. These costs include such items as the costs of raw materials, subcontracted work, other external expenses, and salaries, wages, and social charges for personnel to the extent that these costs are directly related to the goods and services sold and delivered. Royalties owed to professional societies relating to contract publishing are included in cost of sales.

**General and administrative operating expense**

General and administrative operating expense includes costs which are neither directly attributable to cost of sales nor to sales and marketing activities. This includes costs such as product development, ICT (information and communication technology), and general overhead.

**Exceptional restructuring expense**

Exceptional restructuring expense is defined as items arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the Group. Costs of restructuring programs and costs of acquisitions are recognized as exceptional restructuring expense.

**Share-based payments**

The Group's Long-Term Incentive Plan qualifies as an equity-settled share-based payments transaction. The fair value of shares awarded is recognized as an expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares is measured using a Monte Carlo simulation model, taking into account the terms and conditions upon which the shares were awarded. The amount recognized as an expense is adjusted to reflect the actual forfeitures due to participants' resignation before the vesting date.

**Finance income and costs**

Finance income and costs comprise interest payable on borrowing and interest receivable calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in profit or loss.

**Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

## PRINCIPLES UNDERLYING THE CASH FLOW STATEMENT

**Cash flows from operating activities**

Cash flows from operating activities are calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for autonomous movements in consolidated working capital (excluding impact from acquisitions and foreign currency differences). Cash payments to employees and suppliers are all recognized as cash flow from operating activities. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities, and spending on restructuring and acquisition provisions.

**Cash flows from investing activities**

Cash flows from investing activities are those arising from net capital expenditure, from the acquisition and sale of subsidiaries and business activities. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Cash receipts and payments from derivative financial instruments are classified in the same manner as the cash flows of the hedged items. The Group has primarily used derivatives for the purpose of hedging its net investments in the United States. As a result, cash receipts from derivatives are classified under cash flows from investing activities.

**Cash flows from financing activities**

The cash flows from financing activities comprise the cash receipts and payments from issued and repurchased shares, dividend, and debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flows.

## NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these consolidated financial statements:

- IAS 23 Borrowing costs
- IFRS 8 Operating segments
- IFRIC 11 IFRS 2 Share-based payment (group and treasury share transactions)
- IFRIC 12 Service Concession arrangements

These new standards and interpretations will become mandatory for the-Group's 2008 or 2009 financial statements. The Group has not opted for earlier application.
The impact on the Group's equity and result is not expected to be material.

Unless otherwise indicated, the figures in these financial statements

are in millions of euros.

# Notes

## Benchmark Figures

note 1

| **Benchmark figures**<br>*All figures from continuing operations* | **2007** | | 2006 | Change in actual currencies (%) | Change in constant currencies (%) |
|---|---|---|---|---|---|
| Revenues | 3,413 | | 3,377 | 1 | 6 |
| Ordinary EBITA | 667 | | 556 | 20 | 27 |
| Ordinary EBITA margin (%) | 19.5 | | 16.5 | | |
| Ordinary net income | 421 | | 344 | 22 | 32 |
| Free cash flow | 405 | | 399 | 2 | 6 |
| Cash conversion ratio (CAR) | 0.91 | | 0.99 | | |
| Return on invested capital (ROIC) (%) | 7.9 | | 6.8 | | |
| Net (interest-bearing) debt | 1,793 | | 2,050 | | |
| Net debt to ordinary EBITDA (ratio) | 2.4 | [1] | 3.2 | | |
| Net interest coverage (ratio) | 6.5 | | 5.4 | | |
| Diluted ordinary EPS (€) | 1.38 | | 1.10 | 25 | |
| Diluted ordinary EPS in constant currencies (€) | 1.48 | | 1.09 | | 35 |
| Diluted free cash-flow per share (€) | 1.33 | | 1.27 | 4 | 9 |

[1] The net debt to ordinary EBITDA ratio is restated. It was 2.9 before reclassification of the Education division to discontinued operations.

# RECONCILIATION OF BENCHMARK FIGURES

all from continuing operations

| Reconciliation between operating profit, EBITA, and ordinary EBITA | 2007 | 2006 |
|---|---|---|
| Operating profit | 546 | 435 |
| Amortization of publishing rights and impairments | 121 | 121 |
| ▪ **EBITA** | **667** | **556** |
| Exceptional restructuring expense | – | – |
| ▪ **Ordinary EBITA** | **667** | **556** |

| Return on invested capital (ROIC) | 2007 | 2006 |
|---|---|---|
| Ordinary EBITA | 667 | 556 |
| Allocated tax | (171) | (141) |
| ▪ **Net operating profit after allocated tax (NOPAT)** | **496** | **415** |
| Average invested capital | 6,315 | 6,103 |
| ROIC (NOPAT/average invested capital) (%) | 7.9 | 6.8 |

| Reconciliation between profit for the year and ordinary net income | 2007 | 2006 |
|---|---|---|
| Profit for the year attributable to the equity holders of the parent (A) | 329 | 278 |
| Amortization of publishing rights and impairments | 121 | 121 |
| Tax on amortization and impairments | (46) | (47) |
| Results on disposals (after taxation) | 17 | (8) |
| Exceptional restructuring expense (after taxation) | – | – |
| ▪ **Ordinary net income** (B) | **421** | **344** |

| Reconciliation between cash flow from operating activities and free cash flow | 2007 | 2006 |
|---|---|---|
| Net cash from operating activities | 512 | 485 |
| Net capital expenditure | (125) | (93) |
| Dividends received | 18 | 7 |
| ▪ **Free cash flow** (C) | **405** | **399** |

**Reconciliation between number of shares and weighted average number of shares**

| *in millions of shares* | 2007 | 2006 |
|---|---|---|
| Issued ordinary shares at January 1 | 306.0 | 304.4 |
| Effect of stock dividend | 2.0 | 2.6 |
| Effect of issued shares | 1.3 | 0.1 |
| Repurchased shares [1] | (8.8) | – |
| ▪ **Weighted average number of shares** (D) | **300.5** | **307.1** |

**Reconciliation between weighted average number of shares and diluted weighted average number of shares**

| *in millions of shares* | 2007 | 2006 |
|---|---|---|
| Weighted average number of shares (D) | 300.5 | 307.1 |
| Long-term incentive plan | 3.8 | 3.7 |
| Unsubordinated convertible bonds | – | 12.7 |
| Share options | 0.4 | 0.4 |
| Repurchased shares [1] | – | (2.5) |
| ▪ **Diluted weighted average number of shares** (E) | **304.7** | **321.4** |

[1] As of 2007, repurchased shares are presented as part of the weighted average number of shares outstanding. If applied in 2006, basic EPS from continuing operations is €0.91.

| **Per share information** | 2007 | 2006 |
|---|---|---|
| Correction to income of unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€ million) | – | 9.1 |
| Ordinary EPS (B/D) (€) | 1.40 | 1.12 |
| Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€) | 1.38 | 1.10 |
| Diluted ordinary EPS in constant currency | 1.48 | 1.09 |
| Basic EPS (A/D) (€) | 1.10 | 0.91 |
| Diluted EPS (minimum of basic EPS and [(A+F)/E]) (€) | 1.08 | 0.90 |
| Free cash flow per share (C/D) (€) | 1.35 | 1.30 |
| Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E]) (€) | 1.33 | 1.27 |

note 2

| Segment reporting by division | Health 2007 | Health 2006 | CFS 2007 | CFS 2006 | TAL [1] 2007 | TAL [1] 2006 |
|---|---|---|---|---|---|---|
| Revenues third parties | 761 | 823 | 522 | 534 | 881 | 826 |
| Cost of sales | 380 | 414 | 133 | 141 | 281 | 278 |
| Gross profit | 381 | 409 | 389 | 393 | 600 | 548 |
| Sales costs | 130 | 136 | 78 | 87 | 191 | 189 |
| General and administrative costs | | | | | | |
| ▪ General and administrative operating expenses | 139 | 153 | 167 | 190 | 212 | 213 |
| ▪ Amortization of publishing rights and impairments | 34 | 40 | 11 | 10 | 46 | 39 |
| ▪ Total operating expenses | 303 | 329 | 256 | 287 | 449 | 441 |
| Operating profit | 78 | 80 | 133 | 106 | 151 | 107 |
| Amortization of publishing rights and impairments | 34 | 40 | 11 | 10 | 46 | 39 |
| ▪ **Ordinary EBITA** | **112** | **120** | **144** | **116** | **197** | **146** |
| Capital employed at December 31 | 876 | 972 | 615 | 647 | 1,017 | 1,019 |
| Cash flow from operations | 106 | 143 | 154 | 154 | 205 | 170 |
| Depreciation and amortization other intangible assets | 12 | 14 | 15 | 15 | 24 | 24 |
| Capital expenditure | 24 | 21 | 29 | 24 | 30 | 13 |
| Ultimo number of FTEs | 2,623 | 2,679 | 3,313 | 3,187 | 5,412 | 5,276 |

[1] 2006 figures for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL.

[2] 2006 results of the Education division have been reclassified to discontinued operations.

The Group provides segment information in two formats. The primary segment reporting format is by division, based on the Group's management and internal reporting structure. Internal deliveries between the divisions are conducted on an at arm's length basis with terms comparable to transactions with third parties. These revenues are limited and therefore not reported separately, but have been eliminated.

The secondary segment reporting format is geographical. Given the alignment of the divisions with the geographical segments (Health, CFS, and TAL are mainly based in North America, LTRE in Europe), the information of total book value of capital employed and capital expenditures has not been presented separately as it can largely be derived from the primary segment reporting by division. The Asia Pacific region, which forms a relatively small part of the Group's operations, is primarily included in the Tax, Accounting & Legal division.

| LTRE [1] | | Corporate | | Continuing operations | | Discontinued operations | |
|---|---|---|---|---|---|---|---|
| **2007** | 2006 | **2007** | 2006 | **2007** [2] | 2006 | **2007** | 2006 |
| 1,249 | 1,194 | – | – | 3,413 | 3,377 | 80 | 316 |
| 442 | 425 | – | – | 1,236 | 1,258 | 34 | 125 |
| 807 | 769 | – | – | 2,177 | 2,119 | 46 | 191 |
| 233 | 228 | – | – | 632 | 640 | 18 | 39 |
| 321 | 328 | 39 | 39 | 878 | 923 | 38 | 90 |
| 29 | 31 | 1 | 1 | 121 | 121 | – | – |
| 583 | 587 | 40 | 40 | 1,631 | 1,684 | 56 | 129 |
| 224 | 182 | (40) | (40) | 546 | 435 | (10) | 62 |
| 29 | 31 | 1 | 1 | 121 | 121 | – | – |
| **253** | **213** | **(39)** | **(39)** | **667** | **556** | **(10)** | **62** |
| 826 | 828 | (860) | (729) | 2,474 | 2,737 | – | 82 |
| 281 | 231 | (17) | (54) | 729 | 644 | – | 70 |
| 28 | 25 | 1 | 1 | 80 | 79 | – | 8 |
| 44 | 36 | 0 | 1 | 127 | 95 | – | 6 |
| 7,183 | 6,332 | 89 | 100 | 18,620 | 17,574 | – | 1,297 |

| **Geographical segments** | **2007** | 2006 |
|---|---|---|
| *Continuing operations* | | |
| Revenues were generated in the following regions: | | |
| ▪ Europe | 1,523 | 1,505 |
| ▪ North America | 1,762 | 1,717 |
| ▪ Asia Pacific | 118 | 132 |
| ▪ Rest of the world | 10 | 23 |
| ▪ **Total** | **3,413** | **3,377** |
| *Discontinued operations* | | |
| Revenues were generated in the following regions: | | |
| ▪ Europe | 80 | 307 |
| ▪ North America | – | – |
| ▪ Asia Pacific | – | 2 |
| ▪ Rest of the world | – | 7 |
| ▪ **Total** | **80** | **316** |

# Acquisitions and Disposals

**Acquisitions**

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | Carrying amount | Fair value adjustments | Recognized values | Recognized values |
| Non-current assets | 10 | 58 | 68 | 429 |
| Current assets | 27 | | 27 | 38 |
| Current liabilities | (48) | | (48) | (106) |
| Non-current liabilities | 0 | | 0 | (1) |
| Provisions | 0 | | 0 | (2) |
| Deferred tax | (1) | (7) | (8) | (71) |
| Minority interests | (34) | | (34) | - |
| ▪ Net identifiable assets and liabilities | (46) | 51 | 5 | 287 |
| Goodwill on acquisitions | | | 175 | 542 |
| ▪ Consideration | | | 180 | 829 |
| The cash effect of the acquisitions is: | | | | |
| ▪ Consideration payable | | | 180 | 829 |
| ▪ Cash acquired | | | (6) | (7) |
| ▪ Deferred payments | | | 24 | (49) |
| ▪ **Acquisition spending** | | | **198** | **773** |

Total acquisition spending in 2007 was €198 million (2006: €773 million), including payments for acquisitions made in previous years. This includes an amount of €5 million (2006: €9 million) relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

Since the acquisition date, these acquisitions have contributed €13 million to revenues, €(1) million to ordinary EBITA, and €(1) million to profit for the year. If all acquisitions had been executed on January 1, 2007, full-year 2007 revenues for the Group would have been €3,490 million, ordinary EBITA €673 million, and profit for the year €922 million.

The fair value of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation in 2008 which will be completed within 12 months from the acquisition date.

**Main acquisitions completed**

*AppOne (Baton Rouge, La., U.S.)*
On August 23, 2007, Wolters Kluwer announced the acquisition of the shares of AppOne Companies Inc. (AppOne), a leading provider of technology and risk mitigation services to independent automobile dealers and lenders throughout the continental United States. AppOne has approximately 41 employees, has annual revenues of approximately €10 million, and became part of the CFS division.

*TeamMate (Tampa, Fla, U.S.)*
On November 16, 2007, Wolters Kluwer announced the completion of the acquisition of TeamMate. TeamMate is the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries. TeamMate became part of the TAL division and has annual revenues of approximately €16 million and 41 employees.

*GEE (London, U.K.)*

On December 11, 2007, Wolters Kluwer announced the acquisition of the GEE portfolio of compliance products. The GEE products and services became part of the Croner group within Wolters Kluwer U.K., part of the TAL division. The GEE portfolio includes a comprehensive range of compliance products that help HR, health and safety, and in-company administration professionals comply with the law, reduce risk, and increase productivity. GEE has 40 employees.

*MCFR (Moscow, Russian Federation)*

On December 12, 2007, Wolters Kluwer announced the purchase of 55% of the shares in Wolters Kluwer Russia Publishing Holding bv. This company owns 100% of the issued and outstanding shares in MCFR, a leading Moscow-based professional publisher specializing in information services for human resources, tax, and accounting professionals. MCFR became part of the LTRE division and has annual revenues of €41 million and approximately 750 employees. The previously sole owners of MCFR obtained 45% of the shares in Wolters Kluwer Russia Publishing Holding bv. The Group has the right to acquire the remaining 45% of shares over time.

| Disposals | 2007 | 2006 |
|---|---|---|
| Non-current assets | 97 | 7 |
| Current assets | 10 | 7 |
| Current liabilities | (2) | (7) |
| ▪ Net identifiable assets and liabilities | 105 | 7 |
| Book (loss)/profit on disposals | (17) | 9 |
| ▪ Consideration | 88 | 16 |
| The cash effect of the disposals is: | | |
| ▪ Consideration receivable | 88 | 16 |
| ▪ Cash disposed of | (2) | (2) |
| ▪ Cash from receivables | 1 | (1) |
| ▪ **Receipts from disposal of activities** | **87** | **13** |

Results on disposals in 2007 were impacted by the loss on the sale of a product line in Europe that did not fit strategically with the division's long-term objectives.

*Sdu (The Hague, Netherlands)*

On March 6, 2007, Wolters Kluwer announced that it reached agreement with Sdu nv on the sale of its 25.9% participation in Sdu Uitgevers bv. The sale price for the transfer of ownership was €85 million, including €6 million of accrued dividend. As a consequence of the change of ownership of Sdu nv, Wolters Kluwer sold its interest in Sdu Uitgevers bv to Sdu nv. Wolters Kluwer acquired the interest in September 2004 as part of the sale of the ten Hagen & Stam publishing activities to Sdu Uitgevers bv in exchange for 25.9% shares. Wolters Kluwer had no operational involvement in Sdu Uitgevers bv.



# Discontinued Operations

note 4

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division to Bridgepoint Capital Limited for a gross enterprise value of €774 million. A net gain of €595 million was recorded on the sale. Net cash proceeds of the transaction amounted to €665 million.

In accordance with IFRS 5 (non-current assets held for sale and discontinued operations), the operations of the Education division and the aforementioned gain have been presented as discontinued operations. Prior year consolidated financial statements have been restated to conform to this presentation.

The following table summarizes the results of the Education division included in the consolidated income statement as discontinued operations for 2006 and the period January 1, 2007, through its divestment on June 15, 2007.

| Discontinued operations | 2007 | 2006 |
|---|---|---|
| | January 1 - June 15 | Full year |
| Revenues | 80 | 316 |
| Expenses | (90) | (254) |
| Operating profit | (10) | 62 |
| Income tax | 3 | (19) |
| ▪ Results from operating activities, after tax | (7) | 43 |
| Gain on sale of discontinued operations | 599 | – |
| Income tax on gain on sale of discontinued operations | (4) | – |
| ▪ **Profit for the period** | **588** | **43** |

The sale of the shares of the Education division is mainly tax-exempt, due to the application of the participation exemption.

The following table summarizes the consideration, the book profit, and the cash proceeds on the sale of the Education division.

| Discontinued operations | 2007 | 2006 |
|---|---|---|
| | June 15 | December 31 |
| Non-current assets | 105 | 105 |
| Current assets | 125 | 97 |
| Current liabilities | (37) | (84) |
| Non-current liabilities | (14) | (13) |
| ▪ Net identifiable assets and liabilities | 179 | 105 |
| Book profit on disposal | 595 | |
| ▪ Consideration | 774 | |
| The cash effect of the disposal is: | | |
| ▪ Consideration receivable | 774 | |
| ▪ Cash and intercompany balances disposed of | (64) | |
| ▪ Payments related to the sale | (45) | |
| ▪ **Net cash flow from discontinued operations** | **665** | |

The payments related to the sale consist of additional pension funding requirements, advisory and other costs, and taxation.

www.wolterskluwer.com

note 5

| Personnel Expenses | 2007 | 2006 |
|---|---|---|
| Salaries and wages | 996 | 998 |
| Social security charges | 144 | 135 |
| Costs of defined contribution plans | 42 | 33 |
| Costs of defined benefit plans | (10) | 9 |
| Share-based payments | 17 | 17 |
| ▪ **Total** | **1,189** | **1,188** |

The 2006 social security charges and costs of defined contribution plans have been restated for Italian contributions to (state) pension plans.
For the lower costs of defined benefit plans in 2007, see →note 21 Employee Benefits.

# Amortization and Depreciation

note 6 (see note 2 for detail by division)

| Amortization and Depreciation | 2007 | 2006 |
|---|---|---|
| Amortization of publishing rights | 121 | 121 |
| Impairments | – | – |
| ▪ Total amortization of publishing rights and impairments | 121 | 121 |
| Amortization of other intangible assets | 41 | 39 |
| Depreciation of property, plant, and equipment | 39 | 40 |
| ▪ **Total** | **201** | **200** |

note 7

| Financing Results | 2007 | 2006 |
|---|---|---|
| **Finance income** | | |
| Interest income on short-term bank deposits | 6 | 4 |
| Derivatives – foreign exchange contracts | 0 | 1 |
| Other finance income | 0 | 3 |
| ▪ Total finance income | 6 | 8 |
| **Finance costs** | | |
| Interest expense | | |
| Bank borrowings and overdrafts note 19 | (34) | (18) |
| Bonds note 19 | (69) | (99) |
| Items in hedge relationships: | | |
| ▪ Interest rate swaps | (1) | 7 |
| ▪ Fair value hedging instrument (fair value hedge) | 0 | (8) |
| ▪ Fair value of hedged item (fair value hedge) | 0 | 8 |
| ▪ Fair value of cash flow hedges transferred from equity (cash flow hedge) | 0 | 0 |
| ▪ Ineffective portion of hedging | 0 | 0 |
| Fair value non-hedged instruments (gains)/losses | – | 1 |
| Derivatives – foreign exchange contracts | (2) | (3) |
| Net foreign exchange (gains)/losses | 1 | 5 |
| Amortization on debt instruments | (2) | (3) |
| Other finance costs | (1) | (2) |
| ▪ Total finance costs | (108) | (112) |
| ▪ **Total financing results** | **(102)** | **(104)** |

Other finance income in 2006 mainly consisted of interest received on corporate income tax. Net foreign exchange (gains)/losses include foreign exchange results on certain intercompany balances.

# Income Tax Expense

note 8

| Recognized in the income statement | 2007 | 2006 |
|---|---|---|
| Current tax expense | 109 | 40 |
| **Deferred tax expense** | | |
| Effect of changes in local tax rates | (7) | 0 |
| Origination and reversal of temporary differences | (2) | 28 |
| ▪ **Taxation on income in income statement** | **100** | **68** |

| Reconciliation of the effective tax rate | % | 2007 | % | 2006 |
|---|---|---|---|---|
| Profit before tax | | 430 | | 347 |
| Normative income tax expense | 29 | 125 | 32 | 112 |
| Tax effect of: | | | | |
| Financing activities | (8) | (36) | (11) | (37) |
| Utilization of tax losses carry forward | 0 | 0 | 0 | (1) |
| Tax exemption on results on disposals | 2 | 8 | (1) | (4) |
| Non-deductible costs and other items | 0 | 3 | 0 | (2) |
| **Taxation on income in income statement** | **23** | **100** | **20** | **68** |

The normative income tax expense has been computed as the weighted average rates of the jurisdictions where the Group operates.

The Company has applied the Dutch tax regulation for international intragroup financing activities (Concern Financiering Activiteit, CFA regime) as from 1999 and based on the European Commission decision of February 18, 2003, regarding a state aid investigation against the CFA regime. The Company is of the opinion that this regime can be applied until December 31, 2008. This treatment has been confirmed by the Dutch tax authorities.

# Minority Interests

note 9

The Group's shares in the most material consolidated subsidiaries that are not fully owned at December 31 were:

**Ownership**

*in %*

| | **2007** | 2006 |
|---|---|---|
| Akadémiai (Budapest, Hungary) | 74.0 | 74.0 |
| AnNoText (Düren, Germany) | 74.9 | 74.9 |
| Wolters Kluwer Russia Publishing Holding bv (Amsterdam, Netherlands) | 55.0 | – |

Minority interest of consolidated participations in the profit for the year of the Group in 2007 was €1 million (2006: €1 million). Minority interests in the equity of consolidated participations, totaling €36 million (2006: €2 million), are based on third-party shareholding in the underlying shareholders' equity of the subsidiary. The 2007 increase in minority interests in equity is fully attributable to the acquisition of Wolters Kluwer Russia Publishing Holding bv, which owns 100% of the issued and outstanding shares of MCFR.

note 10

| Intangible assets | Goodwill | Publishing rights | Other | 2007 | 2006 |
|---|---|---|---|---|---|
| **Position at January 1** | | | | | |
| Purchase value | 2,858 | 1,767 | 352 | 4,977 | 4,335 |
| Amortization and impairments | – | (753) | (209) | (962) | (885) |
| ▪ Book value at January 1 | 2,858 | 1,014 | 143 | 4,015 | 3,450 |
| **Movements** | | | | | |
| Investments | – | – | 103 | 103 | 70 |
| Acquisitions through business combinations | 175 | 58 | 2 | 235 | 951 |
| Disposals | (27) | – | – | (27) | (7) |
| ▪ Net expenditures | 148 | 58 | 105 | 311 | 1,014 |
| Amortization | – | (121) | (41) | (162) | (160) |
| Impairments | – | – | – | – | – |
| Discontinued operations | (74) | – | (8) | (82) | (1) |
| Reclassifications | (4) | 5 | – | 1 | 8 |
| Exchange differences and other movements | (222) | (73) | (18) | (313) | (296) |
| ▪ Total movements | (152) | (131) | 38 | (245) | 565 |
| **Position at December 31** | | | | | |
| Purchase value | 2,706 | 1,356 | 377 | 4,439 | 4,977 |
| Amortization and impairments | – | (473) | (196) | (669) | (962) |
| ▪ **Book value at December 31** | **2,706** | **883** | **181** | **3,770** | **4,015** |

Reclassifications include the deferred tax liability that relates to the final outcome of the purchase price allocation of 2006 acquisitions.

In 2007, the Group recognized €13 million (2006: €13 million) in its income statement for expenditures that are not components of the costs of internally generated intangible assets.

## IMPAIRMENT TESTING FOR CASH-GENERATING UNITS OF CONTINUING OPERATIONS

| Carrying amounts of goodwill and publishing rights per division | Goodwill | Publishing rights | 2007 | [1] 2006 |
|---|---|---|---|---|
| Health | 727 | 174 | 901 | 1,049 |
| CFS | 495 | 176 | 671 | 731 |
| TAL | 844 | 319 | 1,163 | 1,224 |
| LTRE | 640 | 214 | 854 | 794 |
| ■ **Total continuing operations** | **2,706** | **883** | **3,589** | **3,798** |
| Discontinued operations | | | | 74 |
| ■ **Total** | **2,706** | **883** | **3,589** | **3,872** |

[1] The 2006 comparatives for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from the LTRE division to the TAL division in 2007.

The Group reviews at each reporting date whether there is an indication that any of the cash-generating units that contain goodwill and publishing rights may be impaired. Furthermore, the Group carries out an annual impairment test by comparing the carrying amount of the cash-generating unit to which the goodwill and publishing rights belong, net of related deferred taxes, to the recoverable amount of the cash-generating unit. The recoverable amount is determined based on a calculation of the value in use and compared to multiples of recent transactions to estimate the net selling price. These calculations use cash flow projections based on actual operating results and the three-year Business Development Plan as approved by the Executive Board. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long-term average market growth rate and that does not exceed 3-4.5%.

The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). A post-tax WACC is used because this is readily available in the financial markets. Calculating the recoverable amount on a post-tax basis using a post-tax WACC should lead to the same results as pre-tax calculations. The post-tax WACC used is 8%.

The Group has decided not to apply different discount rates for different parts of the business, since its businesses serve fairly consistent markets (professional customers in developed countries), and their results are impacted in a similar and limited way by changes of the economic cycle and other significant long-term market risks.

The key assumptions used in the projections are:

- Revenue growth: based on actual experience, an analysis of market growth and the expected development of market share; and
- Margin development: based on actual experience and management's long-term projections.

The impairment test carried out in 2007 showed that the recoverable amount for each cash-generating unit exceeded the carrying amount; hence no impairment of goodwill or publishing rights was recognized in 2007. The impairment test also includes an assessment, if a reasonably possible change in a key assumption would cause the carrying amount to exceed the recoverable amount. One of the cash-generating units, with a carrying amount of

€248 million of goodwill and publishing rights has a recoverable amount that exceeds the carrying amount by €23 million. Its projections include assumptions with regard to growth of net cash flows from new products, pricing, and gaining some new and retaining existing customers. The assumed long-term growth rate is 4.5%. If the cash-generating unit is unsuccessful at capitalizing on these initiatives or if the growth rate is below 4.5%, the recoverable amount would be below the carrying amount.

# Property, Plant, and Equipment

note 11

| **Property, plant, and equipment** | Land and buildings | Machinery and equipment | Other fixed assets | **2007** | 2006 |
|---|---|---|---|---|---|
| **Position at January 1** | | | | | |
| Purchase value | 148 | 40 | 425 | 613 | 622 |
| Depreciation | (57) | (31) | (339) | (427) | (417) |
| ■ Book value at January 1 | 91 | 9 | 86 | 186 | 205 |
| **Movements** | | | | | |
| Investments | – | 2 | 22 | 24 | 25 |
| Acquisitions through business combinations | 0 | 0 | 1 | 1 | 14 |
| Disposals | (2) | – | – | (2) | (2) |
| ■ Net expenditures | (2) | 2 | 23 | 23 | 37 |
| Depreciation | (2) | (2) | (35) | (39) | (40) |
| Discontinued operations | (17) | (1) | (5) | (23) | (1) |
| Exchange differences and other movements | (4) | (1) | (2) | (7) | (15) |
| ■ Total movements | (25) | (2) | (19) | (46) | (19) |
| **Position at December 31** | | | | | |
| Purchase value | 112 | 30 | 375 | 517 | 613 |
| Depreciation | (46) | (23) | (308) | (377) | (427) |
| ■ **Book value at December 31** | **66** | **7** | **67** | **140** | **186** |

# Investments in Associates

note 12

| **Investments in associates** | **2007** | 2006 |
|---|---|---|
| Position at January 1 | 18 | 10 |
| Acquisitions | 7 | 6 |
| Dividends received | (12) | (1) |
| Results from associates | 3 | 1 |
| Other movements | (1) | 2 |
| ■ **Position at December 31** | **15** | **18** |

A special dividend of €10 million was received in September 2007, as a result of the recapitalization of the Boekhandels Groep Nederland. €5 million was offset against the carrying value; €5 million was recognized in the income statement within results from associates.

On December 6, 2007, CT, a part of the CFS division, acquired 35% of the shares of One Legal LLC, a leading electronic court filing and document retrieval service company.

The most important investments in associates at December 31 are:

| **Ownership**<br>*in %* | **2007** | 2006 |
|---|---|---|
| Boekhandels Groep Nederland (Deventer, Netherlands) | 32.6 | 32.6 |
| Manz Iura, Manz Schulbuch (Vienna, Austria) | 40.0 | 40.0 |
| DataCert (Houston, Texas, USA) | 43.3 | 33.9 |
| eLawForum (Washington, District of Columbia, USA) | 25.0 | 25.0 |
| One Legal (Novato, California, USA) | 35.0 | – |

Summary financial information on associates (at 100%):

| **Summary financial information 2007** | Assets | Liabilities | Equity | Revenues | Profit/(loss) |
|---|---|---|---|---|---|
| Boekhandels Groep Nederland | 96 | 60 | 36 | 184 | 1 |
| Manz | 14 | 12 | 2 | 30 | 2 |
| DataCert | 14 | 33 | (19) | 16 | (6) |
| eLawForum | 1 | 0 | 1 | 0 | (1) |
| One Legal | 5 | 2 | 3 | 1 | 0 |

| **Summary financial information 2006** | Assets | Liabilities | Equity | Revenues | Profit/(loss) |
|---|---|---|---|---|---|
| Boekhandels Groep Nederland | 42 | 26 | 16 | 180 | 2 |
| Manz | 11 | 9 | 2 | 27 | 2 |
| DataCert | 6 | 17 | (11) | 13 | (2) |
| eLawForum | 2 | 0 | 2 | 1 | (1) |

# Financial Assets
note 13

| **Financial assets** | **2007** | 2006 |
|---|---|---|
| Investments | 1 | 71 |
| Receivables | 25 | 32 |
| Derivative financial instruments | 2 | 10 |
| ▪ **Total** | **28** | **113** |

On March 6, 2007, Wolters Kluwer announced the sale of its 25.9% participation in Sdu Uitgevers bv, The Hague, the Netherlands. The sales price was €85 million, which included the settlement for the accrued dividend for the year 2006 of €6 million.

The U.S. Medicare Prescription Drug, Improvement, and Modernization Act introduced a tax-free federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The Group's subsidy has been actuarially determined at €12 million (2006: €22 million), which has been reflected as a non-current asset under receivables.

# Deferred Tax Assets and Liabilities

note 14

| Deferred tax assets and liabilities | Assets | Liabilities | 2007 | 2006 |
|---|---|---|---|---|
| Intangible assets | 4 | (289) | (285) | (322) |
| Employee benefits | 35 | (2) | 33 | 53 |
| Interest carry-forward | 67 | – | 67 | 81 |
| Tax value of loss carry-forwards recognized | 40 | – | 40 | 41 |
| Other items | 112 | (89) | 23 | 11 |
| ▪ Tax assets/(liabilities) | 258 | (380) | (122) | (136) |
| Set off of tax | (216) | 216 | – | – |
| ▪ **Net tax assets/(liabilities)** | **42** | **(164)** | **(122)** | **(136)** |

The actual realization of the deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. Based on projected future taxable income and available strategies, the Group considers the future realization of these deferred tax assets more likely than not.

### Unrecognized deferred tax assets

The Group has not recognized deferred tax assets that relate to unused tax losses amounting to €20 million (2006: €18 million), because it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

| Movement in temporary differences, 2006 | Balance at January 1 | Acquisitions/ disposals | Recognized in income | Recognized in equity | Exchange rate differences | Balance at December 31 |
|---|---|---|---|---|---|---|
| Intangible assets | (258) | (119) | 27 | | 28 | (322) |
| Employee benefits | 81 | | (11) | (12) | (5) | 53 |
| Interest carry-forward | 71 | | 17 | | (7) | 81 |
| Tax value of loss carry-forwards recognized | 51 | 15 | (20) | | (5) | 41 |
| Other items | (2) | 25 | (41) | 28 | 1 | 11 |
| **Total** | **(57)** | **(79)** | **(28)** | **16** | **12** | **(136)** |

| Movement in temporary differences, 2007 | Balance at January 1 | Acquisitions/ disposals and discontinued operations | Recognized in income | Recognized in equity | Exchange rate differences | Balance at December 31 |
|---|---|---|---|---|---|---|
| Intangible assets | (322) | (1) | 12 | | 26 | (285) |
| Employee benefits | 53 | | (12) | (5) | (3) | 33 |
| Interest carry-forward | 81 | | (8) | | (6) | 67 |
| Tax value of loss carry-forwards recognized | 41 | 0 | 2 | | (3) | 40 |
| Other items | 11 | (1) | 15 | | (2) | 23 |
| **Total** | **(136)** | **(2)** | **9** | **(5)** | **12** | **(122)** |

Deferred tax liabilities from acquisitions include €8 million with regard to acquisitions made in 2007 (2006: €71 million) and €1 million (2006: €8 million) that relates to the final outcome of the purchase price allocation of prior year acquisitions. Deferred tax liabilities related to discontinued operations amounted to €7 million, which offset the 2007 temporary differences on intangibles acquired.

| Movements in overall tax position | 2007 | 2006 |
|---|---|---|
| **Position at January 1** | | |
| Income tax receivable | 20 | 48 |
| Income tax payable | (26) | (21) |
| Deferred tax assets | 56 | 23 |
| Deferred tax liabilities | (192) | (80) |
| ▪ **Overall tax position** | **(142)** | **(30)** |
| **Movements** | | |
| Income tax expense | (100) | (68) |
| Deferred and current tax on acquisitions/disposals | 5 | (79) |
| Deferred tax on items recognized immediately in equity | (5) | 16 |
| Deferred and current tax on discontinued operations | 1 | - |
| Paid corporate income tax | 106 | 17 |
| Exchange differences and other movements | 11 | 2 |
| ▪ **Total movements** | **18** | **(112)** |
| **Position at December 31** | | |
| Income tax receivable | 30 | 20 |
| Income tax payable | (32) | (26) |
| Deferred tax assets | 42 | 56 |
| Deferred tax liabilities | (164) | (192) |
| ▪ **Overall tax position** | **(124)** | **(142)** |

# Inventories

note 15

| **Inventories** | **2007** | 2006 |
|---|---|---|
| Raw materials | 5 | 5 |
| Work in progress | 21 | 25 |
| Finished products and trade goods | 52 | 104 |
| ▪ **Total** | **78** | **134** |

At December 31, 2007, the provision for obsolescence deducted from the inventory book values amounted to €25 million (2006: €57 million). The decrease of the inventory relates to the divestment of the Education division.

note 16

| Trade and other receivables | 2007 | 2006 |
|---|---|---|
| Trade receivables | 881 | 847 |
| Prepayments | 82 | 87 |
| Derivative financial instruments | 22 | 4 |
| Other receivables | 36 | 35 |
| ■ **Total** | **1,021** | **973** |

Trade receivables are shown net of impairment losses amounting to €36 million (2006: €43 million).
The fair value of the receivables is equal to the carrying amount.

# Cash and Cash Equivalents

note 17

| Cash and cash equivalents | 2007 | 2006 |
|---|---|---|
| Deposits | 48 | 51 |
| Cash and bank balances | 104 | 87 |
| ■ **Total** | **152** | **138** |

# Other Current Liabilities

note 18

| Other current liabilities | 2007 | 2006 |
|---|---|---|
| Salaries, holiday allowances | 135 | 140 |
| Royalties payable | 62 | 87 |
| Social security premiums and other taxation | 65 | 49 |
| Derivative financial instruments | 0 | 0 |
| Interest payable | 51 | 62 |
| Deferred acquisition payments | 15 | 27 |
| Other liabilities and accruals | 103 | 79 |
| ■ **Total** | **431** | **444** |

# Financial instruments

note 19

| Net debt | Effective interest rate (%) | Nominal interest rate (%) | Repayment commitments 1-5 years | Repayment commitments >5 years | 2007 | 2006 |
|---|---|---|---|---|---|---|
| Bonds 1998-2008 | 5.340 | 5.250 | – | – | – | 227 |
| Bonds 2003-2014 | 5.240 | 5.125 | – | 693 | 693 | 692 |
| Perpetual cumulative subordinated bonds | 7.270 | 6.875 | - | 225 | 225 | 225 |
| Other long-term loans | | | 62 | – | 62 | 86 |
| ▪ **Total long-term loans** | | | **62** | **918** | **980** | **1,230** |
| Derivative financial instruments | | | 6 | – | 6 | 2 |
| ▪ **Total long-term debt** | | | **68** | **918** | **986** | **1,232** |
| **Borrowings and bank overdrafts** | | | | | | |
| Multi-currency roll-over credit facility 2004-2011 | | | | | 696 | 676 |
| Subordinated convertible staff bonds 2002-2007 | 5.550 | 3.000 | | | – | 1 |
| Subordinated bonds 1997-2007 | 6.330 | 6.250 | | | – | 227 |
| Bonds 1998-2008 | 5.340 | 5.250 | | | 227 | – |
| Other short-term loans | | | | | 13 | 15 |
| Bank overdrafts | | | | | 32 | 24 |
| ▪ **Total borrowings and bank overdrafts** | | | | | **968** | **943** |
| Deferred acquisition payments | | | | | 15 | 27 |
| Derivative financial instruments | | | | | 0 | 0 |
| ▪ **Total short-term debt** | | | | | **983** | **970** |
| ▪ **Gross debt** | | | | | **1,969** | **2,202** |
| Minus: | | | | | | |
| Cash and cash equivalents | | | | | (152) | (138) |
| Derivative financial instruments: | | | | | | |
| Non-current receivable | | | | | (2) | (10) |
| Current receivable | | | | | (22) | (4) |
| ▪ **Net debt** | | | | | **1,793** | **2,050** |

The nominal interest rates on the bonds are fixed until redemption.
The interest rate on the multi-currency roll-over credit facility is variable.

## LOAN MATURITY

The following amounts of gross debt at December 31, 2007, are due within and after five years:

| Gross debt | 2007 |
|---|---|
| 2009 | 32 |
| 2010 | 12 |
| 2011 | 18 |
| 2012 | 6 |
| Due after 2012 | 918 |
| ▪ Long-term loans | 986 |
| Short-term (2008) [1] | 983 |
| ▪ **Total** | **1,969** |

[1] 2008: includes drawn down on multi-currency roll-over credit facility (€696 million), maturing in July 2011.



Maturity profile
as per December 31, 2007
Cash and derivatives
[2]
2008
2009
2010
2011
2012
Due after 2012
176
696
287
32
12
18
6
918


[2] 2008: includes drawn down on multi-currency roll-over credit facility (€696 million), maturing in July 2011.

## Subordinated bonds

The outstanding subordinated bonds of €227 million as at December 31, 2006, were due in June 2007 (NLG 500 million) and were fully redeemed at the due date.

**Bonds**

Wolters Kluwer has unsubordinated bonds outstanding for a nominal amount of €920 million. On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due in 2014 with a carrying value of €693 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. Additionally, Wolters Kluwer has unsubordinated bonds of €227 million outstanding due in 2008.

**Perpetual cumulative subordinated bonds**

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of €225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as from May 2008. Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest; the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities as well as for general corporate purposes.

**Multi-currency roll-over credit facility**

In July 2004, Wolters Kluwer signed a €750 million multi-currency roll-over credit facility which was amended and restated in September 2006 to €1 billion with more favorable terms. The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee. The multi-currency roll-over credit facility had an initial maturity of five years with two one-year extension options. The second extension option was approved in 2006; the maturity of the multi-currency roll-over credit facility is 2011. The multi-currency roll-over credit facility will be used for general corporate purposes.

There were no defaults and breaches on the loans and borrowings during 2007 and 2006.

# Financial Risk Management and Financial risks

note 20

The Group's activities are exposed to a variety of financial risks including currency, interest, liquidity, and credit risk. Financial risk identification and management of currency, interest, and liquidity risk is carried out by the central treasury department (Corporate Treasury), whereby the treasury operations are conducted within a framework of policies and guidelines (Treasury Policy), which have been approved by the Executive Board/CFO and Audit Committee. A Treasury Committee, comprised of the Vice President Accounting, Controller Corporate Office, Vice President Corporate Treasurer, and representatives of the Corporate Treasury, meets quarterly to review treasury activities and compliance with the Treasury Policy and reports directly to the Executive Board/CFO and the Audit Committee. The Treasury Back-Office reports deviations from the Treasury Policy directly to the CFO and the Corporate Treasurer, after which Corporate Treasury takes the necessary actions.

The Internal Audit Department reviews the risk management controls and procedures of Corporate Treasury, both according to a fixed schedule and on an ad-hoc basis. Furthermore, the external auditor performs quarterly interim procedures on the transactions as part of the annual audit. Corporate

Treasury reports on a quarterly basis to the Audit Committee about the hedging status.

The Group's funding activities are carried out by Corporate Treasury, using a mixture of long-term capital market instruments and committed credit facilities. A variety of instruments is used to ensure optimal financial flexibility and capital efficiency. The borrowings, together with cash generated from operations, are on-lent or contributed as equity to the operating companies. The Group targets to a net-debt-to-EBITDA ratio of approximately 2.5. The Group can however temporarily deviate from this relative indebtedness ratio. This ratio is shared with the credit rating agencies, being Moody's Investors Service and Standard & Poor's.

All treasury activities – in particular the use of derivative financial instruments – are subject to the principle of risk minimization and are transacted by specialist treasury personnel. For this reason, financial transactions and risk positions are managed in a central treasury management and payment system. The Group does not purchase or hold derivative financial instruments for speculative purposes. The Group's risk appetite is defined in the Treasury Policy and reviewed regularly. There has been no significant change during 2007 to the categories of financial risks faced by the Group or the Group's management of those risks.

**Currency risk**

The Group has identified transaction and translation risks as the main currency risks. The transaction risk exposure within the Group is considered to be immaterial. The prices that the Group's operating entities charge their customers for products and services are mainly denominated in the customers' local currencies. Given the nature of the business, almost all costs incurred by the Group's operating entities are also incurred in those local currencies. Derivative financial instruments to hedge transaction risks are therefore not frequently used.

Translation risk is the risk that exchange rate gains or losses arise from translating the income statement, balance sheet and cash flow statement of foreign subsidiaries to the corporate reporting currency (the euro) for consolidation purposes.

It is the Group's policy that material currency translation exposures are partially hedged by Corporate Treasury. Currency exposures which impact the consolidated balance sheet and income statement by 10% or more are considered material. The translation exposure on the cash flow statement is (partly) mitigated by matching cash in- and outflows in the same currency. The Group's main translation risk is its exposure to the U.S. dollar. The following table details the sensitivity of the Group's financials to a 1% weakening of the U.S. dollar against the euro.

| **Approximate impact of 1% decline of the U.S. dollar against the euro** | **2007** | 2006 |
|---|---|---|
| Revenues | (19) | (21) |
| EBITA | (4) | (5) |
| Operating profit | (4) | (5) |
| Ordinary net income | (3) | (4) |
| Net income | (2) | (3) |
| Shareholders' equity per December 31 | (15) | (15) |

In order to hedge its net investment in the United States (defined as total investment in both equity and long-term receivables from the U.S. operations), the Group had U.S. dollar forward contracts outstanding for a total notional amount of €312 million ($460 million) at December 31, 2007.

From 2006 onwards, the Group has created a natural hedge by drawing in U.S. dollars on the multi-currency credit facility. The Group had U.S. dollar debt outstanding for a total notional amount of €395 million ($581 million) at December 31, 2007. The balance sheet cover is defined as the U.S. dollar forward contracts and U.S. dollar debt outstanding divided by the net investment. The U.S. dollar balance sheet cover on the balance sheet date is 32% (2006: 40%). This is within the range of 25-75% as defined in the Treasury Policy.

A part of the finance costs was swapped into U.S. dollars through the use of derivative financial instruments. Of the total finance costs in 2007, approximately 60% (2006: 70%) was payable in U.S. dollars and resulting currency fluctuations have been recognized in the income statement. Assuming that the same percentage of finance costs is payable in U.S. dollars, the following sensitivity analysis can be made. An instantaneous 1% decline of the U.S. dollar against the euro from its exchange rate at December 31, 2007, with all other variables held constant, would result in a decrease of approximately €0.6 million of the finance costs (2006: approximately €0.8 million).

**Interest rate risk**

The Group is exposed to interest rate risk, mainly with regard to the euro and the U.S. dollar. The Group aims to mitigate the impact on its results and cash flow of interest rate movements, both by arranging fixed or variable rate funding and through the use of derivative financial instruments (interest rate swaps). Of the total interest portfolio (excluding cash and cash equivalents), approximately 39% per year-end (2006: 33%) was variable rate and 61% (2006: 67%) carried a fixed rate, above the Treasury Policy of 67-75% fixed and 25-33% variable interest rate debt (all percentages are calculated on principal amounts). The Group feels comfortable with its current mix of floating and fixed interest rates, as it is expected to be temporary.

Assuming the same mix of variable and fixed interest rate instruments, an instantaneous increase of interest rates of 1% compared to the rates on December 31, 2007, with all other variables held constant, would result in an increase of approximately €8 million of the finance costs (2006: approximately €7 million).

**Liquidity risk**

The Group actively manages liquidity risk by maintaining sufficient cash and cash equivalents, and the availability to committed borrowing capacity. In order to reduce liquidity risk, the Group has established the following minimum requirements:

- Repayment of long-term debt should be spread evenly over time;
- Acquiring of funding to start at least one year in advance of all maturing debt or alternative committed funding should be in place;
- Minimum headroom of €500 million (sum of unused committed credit facilities, cash and cash equivalent, and (current receivable) derivative financial instruments, minus other short-term loans, deferred (short-term) acquisition payments, (current payable) derivative financial instruments, and bank overdrafts).

Per December 31, 2007, the Group has access to the unused part of the committed credit facility of €304 million and has cash and cash equivalents of €152 million and (current receivable) derivative financial instruments of €22 million minus other short-term loans, deferred (short-term) acquisition payments, and bank overdrafts of in total €60 million. The headroom was €418 million at year end 2007 and reduces the liquidity risk of the Group. The Group feels comfortable with the current headroom, which is less than its policy, as this is a temporary result of acquisitions and the maturity of debt. No property has been collateralized or in any other way secured under debt contracts.

**Credit risk**

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

It is the Group's policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings (at least a credit rating of A/A2). Furthermore credit limits per counterparty are in place. At December 31, 2007, there were no material credit risk concentrations, while the average weighted credit rating of counterparties was AA. The aim is to spread transactions among counterparties. No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties. The Group does not enter into financial derivative instruments to protect default of financial counterparties.

The exposure of the Group's operating companies to credit risk is inherently limited, as there is no customer who represents more than 1% of the Group's revenues and a substantial part of the transactions is prepaid by customers. The Group's operating companies actively monitor the solvency of their key accounts.

Trade receivables include an amount of €323 million (2006: €307 million) past due, but not impaired.

The aging analysis of trade receivables that are past due, but not impaired, is as follows:

| Aging analysis of trade receivables | 2007 | 2006 |
|---|---|---|
| Up to 30 days | 147 | 116 |
| 30 to 90 days | 72 | 73 |
| More than 90 days | 104 | 118 |
| **Total** | **323** | **307** |

| Fair value of financial instruments | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Carrying value | Fair value | Carrying value | Fair value |
| Trade receivables | 881 | 881 | 847 | 847 |
| Trade and other payables | (371) | (371) | (420) | (420) |
| Bonds | (920) | (920) | (1,146) | (1,172) |
| Perpetual cumulative subordinated bonds | (225) | (222) | (225) | (231) |
| Derivative financial instruments: | | | | |
| ▪ Non-current receivable | 2 | 2 | 10 | 10 |
| ▪ Current receivable | 22 | 22 | 4 | 4 |
| ▪ Non-current payable | (6) | (6) | (2) | (2) |
| ▪ Current payable | 0 | 0 | 0 | 0 |
| ▪ **Total derivative financial instruments** | **18** | **18** | **12** | **12** |

The fair value has been determined by the Group based on a data or, if not available, appropriate valuation methods/quotes from financial institutions. The fair value of outstanding bonds at the balance sheet date can deviate from the value at which they have been recorded in the balance sheet (the carrying value).

### Hedge accounting

At year-end the outstanding derivative financial instruments qualify for hedge accounting under IFRS. To apply for hedge accounting requires the hedge to be highly effective. During 2007, the result recorded in the income statement as a result of ineffectiveness of hedging is: fair value hedge €0 million; cash flow hedge €0 million; and net investment hedge €0 million.

### Sensitivity

A sensitivity analysis on the derivative financial instruments portfolio yields the following results assuming an instantaneous 1% decline of the U.S. dollar against the euro from their levels at December 31, 2007 and an instantaneous 1% increase of both the U.S. dollar and euro interest rates respectively.

| **Sensitivity** | Amount | Exchange rate movement | Interest rate movement |
|---|---|---|---|
| Fair value hedge | €200 | - | €(3) |
| Cash flow hedge | $200 | €0 | €5 |
| Net investment hedge | $460 | €3 | €0 |

For the effective part of the hedge, the sensitivity of the hedging instrument (derivative) is offset by the sensitivity of the hedged item (for instance, the net investment in a foreign operation). The hedge effectiveness is measured at the inception, reporting and maturity dates of the hedged item by using the dollar-offset method. The results of these effectiveness tests all satisfied the effectiveness criterion (between 80-125%) as defined in IAS 39.
The multi-currency roll-over credit facility is not included in this sensitivity analysis since this is not a derivative financial instrument. However, the U.S. dollar draw-down ($495 million at December 31, 2007) serves as a net investment hedge.

See → Notes to the Consolidated Financial Statements – Derivative financial instruments and hedging activities for the principal accounting policies.

# Employee Benefits

note 21

| **Employee benefits** | **2007** | 2006 |
|---|---|---|
| Pension and post-employment plans | 87 | 168 |
| Other (post-)employment obligations | 16 | 19 |
| **Total** | **103** | **187** |

The provision for pension and post-employment plans relates to defined benefit plans. The following weighted average principal actuarial assumptions were used to determine the net pension cost of the pension and post-employment plans and net liability at the balance sheet date.

**Economic assumptions**

| *in %* | **2007** | 2006 |
|---|---|---|
| **Pension plans** | | |
| Discount rate | 5.7 | 4.7 |
| Expected return on plan assets | 5.8 | 5.8 |
| Expected rate of salary increases | 3.0 | 3.3 |
| **Post-employment plans** | | |
| Discount rate | 6.1 | 5.4 |
| Medical cost trend rate | 3.0 | 5.0 |

The expected rates of return on individual categories of plan assets are determined by reference to relevant market indices. The overall expected rate of return on plan assets is based on the weighted average of each asset category. The mortality tables used are generally accepted in the applicable countries. The average increase in salaries is based on the non-closed pension plans. The post-retirement medical plan in the United States was changed effective July 1, 2007, as outlined in this note.

| Plan liabilities and assets | Pension plans 2007 | Pension plans 2006 | Post-employment plans 2007 | Post-employment plans 2006 |
|---|---|---|---|---|
| **Plan liabilities** | | | | |
| Fair value at January 1 | 973 | 1,014 | 83 | 89 |
| Current service cost | 9 | 15 | 2 | 3 |
| Interest cost | 46 | 43 | 3 | 4 |
| Benefits paid by fund | (34) | (35) | (4) | (3) |
| Actuarial (gains)/losses | (91) | (42) | (13) | (3) |
| Contributions by plan participants | 4 | 5 | – | – |
| Curtailment (gains)/losses | (11) | (4) | (5) | – |
| Plan amendments | – | (4) | (5) | – |
| Discontinued operations | (5) | – | – | – |
| Other | 8 | – | – | – |
| Exchange rate differences | (19) | (19) | (6) | (7) |
| ■ Fair value at December 31 | 880 | 973 | 55 | 83 |
| **Plan assets** | | | | |
| Fair value at January 1 | 969 | 918 | – | – |
| Expected return on plan assets | 55 | 46 | – | – |
| Actuarial gains/(losses) | (30) | 29 | – | – |
| Benefits paid by fund | (34) | (35) | (4) | (3) |
| Contributions by the employer | 29 | 22 | 4 | 3 |
| Contributions by plan participants | 4 | 5 | – | – |
| Discontinued operations | (2) | – | – | – |
| Other | 3 | – | – | – |
| Exchange rate differences | (18) | (16) | – | – |
| ■ Fair value at December 31 | 976 | 969 | – | – |
| **Funded status** | | | | |
| Unfunded/(funded) status at December 31 | (96) | 4 | 55 | 83 |
| Unrecognized past service costs | 4 | 10 | 8 | 13 |
| Asset ceiling | 104 | 36 | – | – |
| Reclassification of Medicare Part D to financial assets | – | – | 12 | 22 |
| ■ **Net liability at December 31** | **12** | **50** | **75** | **118** |
| **Pension cost** | | | | |
| Current service cost | 9 | 15 | 2 | 3 |
| Interest cost | 46 | 43 | 3 | 4 |
| Expected return on plan assets | (55) | (46) | – | – |
| Amortization unrecognized past service costs | (1) | (1) | (6) | (1) |
| Plan amendments and curtailment | (11) | (8) | (8) | – |
| ■ **Total pension costs** | **(12)** | **3** | **(9)** | **6** |
| Of which included in result on discontinued operations and result of disposals | (11) | – | – | – |
| ■ **Total net pension costs** | **(1)** | **3** | **(9)** | **6** |

Post-employment plans consist of the post-retirement medical benefit plans in the United States and the Italian TFR plan.

The 2007 asset ceiling of €104 million (2006: €36 million) relates to the pension schemes in the Netherlands and in the United Kingdom where the over-funding of the defined benefit plan cannot likely be recovered, based on the current terms of the plan, through refunds or reductions in future contributions.

The pension plan amendments and curtailment gain of €11 million in 2007 mainly relates to the discontinued operations of Education division in the Netherlands and is therefore included in profit from discontinued operations. The pension plan amendment and curtailment gain of €8 million in 2006 related to a change in the pension plan in the United Kingdom where all active scheme members' benefits ceased to be linked to their final salary and they effectively became deferred members (curtailment) and where the scheme rules were changed to allow a higher amount of retirement pension to be commuted for tax-free cash, in line with new governmental rules. Allowing for this rule change (and making an assumption that members opt to utilize the higher cash allowance) had the effect of a plan amendment.

The 2007 plan amendments and curtailment gain of €8 million in pension costs for other post-employment plans relates to a change of the post-retirement medical plan in the United States (€7 million), effective July 1, 2007, and the change of the TFR law in Italy (€1 million). U.S. employees aged 49 and under, and all new employees transitioned to a new plan, based on a Retiree Medical Savings Account. Employees aged 50 and over remained in the current retiree medical plan. The annual maximum increase of the Group's contribution was reduced to 3% in 2007 (2006: 5%). As result of the change of this plan additional past service costs of €5 million were recognized; the total benefit of the change of the post-retirement medical plan was therefore €12 million. The TFR law in Italy was amended per January 1, 2007, resulting in a curtailment gain of €1 million in 2007. The reclassification of the Medicare Part D subsidy of €12 million (2006: €22 million) refers to the U.S. Medicare Prescription Drug subsidy (see →note 13).

The pre-tax cumulative amount of actuarial gains and (losses) recognized in the Statement of Recognized Income and Expenses (SORIE) is as follows:

| Actuarial gains and (losses) | 2007 | 2006 |
|---|---|---|
| Position at January 1 | (18) | (56) |
| Recognized in SORIE | 5 | 38 |
| **Cumulative amount at December 31** | **(13)** | **(18)** |

The actual return on plan assets for the year ended December 31, 2007, amounted to €25 million (2006: €75 million).

The funded status for the years 2007-2004 is as follows:

| Funded status | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Present value of defined benefit obligation | (935) | (1,056) | (1,103) | (993) |
| Fair value of plan assets | 976 | 969 | 918 | 817 |
| ■ **Funded status** | **41** | **(87)** | **(185)** | **(176)** |
| Experience gains/(losses) plan assets | (30) | 29 | | |
| Experience (gains)/losses plan liabilities | (20) | 10 | | |

The improvement of the funded status of the pension plans is mainly related to a higher discount rate in 2007: 5.7% (2006: 4.7%).
Experience adjustments are defined as all adjustments (like changes in plan populations and data corrections) other than changes of actuarial assumption (differences between the current and the previous year's actuarial assumptions).

The sensitivity for a 1% change in the discount rate is:

| Sensitivity | Medical costs | Gross service costs | Plan liabilities |
|---|---|---|---|
| Baseline | 2 | 13 | (935) |
| Discount rate –1% | 2 | 16 | (1,090) |
| Discount rate +1% | 2 | 10 | (814) |

Gross service cost represents the annual accrual of liability due to another year of service, excluding any interest or offsetting employee contributions, and therefore differ from the current service costs, included in the calculation of the pension costs.

The actual medical cost trend rate in the United States exceeds the applied medical cost trend rate which is capped at 3% (2006: 5%) according to the plan rules. Consequently, the sensitivity for a 1% change in the assumed medical cost trend rate is nil. The baseline gross service costs of €13 million relate to the pension plans as well as the Italian TFR.

The proportion of plan assets held as equities and bonds in percentages is as follows:

**Proportion of plan assets**

| *in %* | **2007** | 2006 |
|---|---|---|
| Equities | 50 | 50 |
| Bonds | 50 | 50 |
| **Total** | **100** | **100** |

Plan assets do not include any financial instruments issued by the Group; nor do they include any property or other assets used by the Group.

The overall expected rate of return on assets (EROA) of 5.8% (2006: 5.8%) is based upon the long-term EROA per asset class. For equities, an overall long-term EROA of 7.8 % (2006: 7.4%) is applied and for bonds 4.9 % (2006: 5.2%).

The Group's contributions to be paid to the defined benefit plans in 2008 are estimated at €12 million (2007: €20 million).

# Provisions for Restructuring Commitments

note 22

| **Provisions for restructuring commitments** | **2007** | 2006 |
|---|---|---|
| Position at January 1 | 12 | 13 |
| Add: short-term commitments | 22 | 44 |
| ▪ Total at January 1 | 34 | 57 |
| **Movements** | | |
| Addition charged to ordinary operating result | 11 | 15 |
| ▪ Total additions | 11 | 15 |
| Appropriation of restructuring provisions | (17) | (35) |
| Discontinued operations | (3) | (2) |
| Exchange differences and other movements | (2) | (1) |
| ▪ Total appropriations | (22) | (38) |
| Total at December 31 | 23 | 34 |
| Less: short-term commitments | (16) | (22) |
| ▪ **Position at December 31** | **7** | **12** |

# Equity

| note 23 | Issued share capital | Share premium reserve | Legal reserve | Translation reserve |
|---|---|---|---|---|
| ▪ **Balance at January 1, 2006** | **37** | **90** | **9** | **85** |
| Exchange differences on translation of foreign operations | | | | (199) |
| Gains/(losses) on cash flow hedges | | | | (2) |
| Actuarial gains/(losses) on employee benefits | | | | |
| Tax on items taken directly to or transferred from equity | | | | |
| ▪ Net income/(loss) recognized directly in equity | – | – | – | (201) |
| Profit for the year | | | | |
| ▪ Total recognized income and expense for the year | – | – | – | (201) |
| Share-based payments | | | | |
| Cash dividend 2005 | | | | |
| Stock dividend 2005 | 0 | 0 | | |
| Exercise of share options | | | | |
| Repurchased shares | | | | |
| ▪ **Balance at December 31, 2006** | **37** | **90** | **9** | **(116)** |
| Exchange differences on translation of foreign operations | | | | (190) |
| Exchange gain from recycling exchange differences from equity to income statement | | | | (3) |
| Gains/(losses) on cash flow hedges | | | | (4) |
| Actuarial gains/(losses) on employee benefits | | | | |
| Tax on items taken directly to or transferred from equity | | | | |
| ▪ Net income/(loss) recognized directly in equity | – | – | – | (197) |
| Profit for the year | | | | |
| ▪ Total recognized income and expense for the year | – | – | – | (197) |
| Share-based payments | | | | |
| Release LTIP shares | | | | |
| Cash dividend 2006 | | | | |
| Stock dividend 2006 | 0 | 0 | | |
| Exercise of share options | | | | |
| Repurchased shares | | | | |
| Other movements | | | (2) | |
| ▪ **Balance at December 31, 2007** | **37** | **90** | **7** | **(313)** |

| Treasury shares | Retained earnings | Shareholders' equity | Minority interests | Total equity |
|---|---|---|---|---|
| **(41)** | **918** | **1,098** | **1** | **1,099** |
| | | (199) | | (199) |
| | | (2) | | (2) |
| | 38 | 38 | | 38 |
| | 16 | 16 | | 16 |
| – | 54 | (147) | – | (147) |
| | 321 | 321 | 1 | 322 |
| – | 375 | 174 | 1 | 175 |
| | 17 | 17 | | 17 |
| | (80) | (80) | | (80) |
| | | 0 | | 0 |
| 7 | (3) | 4 | | 4 |
| (19) | | (19) | | (19) |
| **(53)** | **1,227** | **1,194** | **2** | **1,196** |
| | | (190) | | (190) |
| | | (3) | | (3) |
| | | (4) | | (4) |
| | 5 | 5 | | 5 |
| | (5) | (5) | | (5) |
| – | 0 | (197) | – | (197) |
| 0 | 917 | 917 | 1 | 918 |
| – | 917 | 720 | 1 | 721 |
| | 17 | 17 | | 17 |
| 18 | (18) | 0 | | 0 |
| | (111) | (111) | | (111) |
| | | 0 | | 0 |
| 5 | (1) | 4 | | 4 |
| (645) | | (645) | | (645) |
| | 1 | (1) | 33 | 32 |
| **(675)** | **2,032** | **1,178** | **36** | **1,214** |

**Share capital**

The authorized capital amounts to €143.04 million, consisting of €71.52 million in ordinary shares (nominal value of €0.12 per ordinary share) and €71.52 million in preference shares. The issued share capital consists of ordinary shares. The number of issued ordinary shares increased from 308.7 million per December 31, 2006, to 312.4 million per December 31, 2007, as a result of the stock dividend and shares released under the LTIP. The Company holds, as of the balance sheet date, 31.2 million shares in treasury (2006: 2.7 million) which have not been cancelled. At December 31, 2007, the net number of shares outstanding is 281.1 million (2006: 306.0 million).

**Legal reserve**

Legal reserve contains appropriations of profits of group companies which are allocated to a legal reserve based on statutory and/or legal requirements. This reserve is not available for distribution.

**Translation reserve**

The translation reserve contains exchange rate differences arising from the translation of the net investment in foreign operations and of the related hedges. When a foreign operation is sold, exchange differences that were recorded in equity prior to the sale are recycled in the income statement as part of the gain or loss on divestment. This reserve is not available for distribution. The Group recognized a loss of €190 million arising from the translation of the net investment in foreign operations (2006: loss of €199 million); this includes a net gain of €62 million on net investment hedges (2006: net gain of €51 million), reflecting the benefit of the draw downs under the multi-currency credit facility in U.S. dollars.

**Treasury shares**

After the divestment of its Education activities, the Company initiated a share buy-back program to return approximately €475 million of the net proceeds from the sale of the Education division to shareholders. Following the completion of the €475 million program in November 2007, the Company commenced a second share buy-back program of €175 million. This latter program was completed before December 31, 2007. It is the Company's intention to cancel the greater part of the shares acquired through the share buy-back programs and to potentially use a smaller part of the shares acquired through the share buy-back program to cover its obligations to grant performance shares under the Company's long-term incentive plan.

The following table presents the results of the share buy-back programs in 2007 and 2006:

| **Results share buy-back programs** | **2007** | **2007** | **2007** | 2006 |
|---|---|---|---|---|
| | Share buy-back program I | Share buy-back program II | Total | Total |
| Shares acquired (number of shares) | 21,876,410 | 7,887,335 | 29,763,745 | 1,000,000 |
| Average market price (€) | 21.71 | 21.60 | 21.68 | 18.76 |
| Amount paid (in thousands of euros) | 475,000 | 170,388 | 645,388 | 18,756 |

Treasury shares are recorded at cost, representing the market price on the acquisition date. This reserve is not available for distribution.

**Dividends**

Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.64 per share in cash or in shares at a ratio to be determined and announced on April 28, 2008. Of the 2006 dividend of €0.58 per share, 62.1% was distributed as cash dividend (2005: 48.4%).

**Number of shares**

For a reconciliation of average number of shares and earnings per share, see →note 1.

**Option preference shares**

The Company has granted an option to purchase preference shares to the Stichting Preferente Aandelen Wolters Kluwer. The dividend on these shares would equal a normal market rate of return, based on a weighted average of interest rate applied by the European Central Bank. Therefore, the fair value of the option is deemed to be zero.

# Share-based Payments

note 24

**Long-Term Incentive Plan**

In late 2003, a new strategic vision was announced that focuses on value creation. As a result, a new incentive plan for Executive Board members and senior executives was implemented to align compensation with value creation. Under the plan, share options ceased to be awarded. Instead, Executive Board members and senior executives are awarded shares under the equity-settled Long-Term Incentive Plan (LTIP). The performance period of the LTIP is three years, except as disclosed in note 28, at the beginning of which a base number of shares (norm pay-out) are conditionally awarded to each beneficiary.

Actual awards will range anywhere from 0% to 150% of the norm pay-out; the percentage depends on the Group's Total Shareholder Return (TSR) relative to a pre-defined group of 15 peer companies. See the →Remuneration Report for more details.

The expense of the LTIP is recognized ratably in the income statement over the performance period.

Vesting of the conditional grants is subject to the non-market condition that the participant stays with the Group until the plan's maturity. These terms and conditions apply to all running plans (LTIP 2005-07, LTIP 2006-08, and LTIP 2007-09). In 2007, €17.1 million has been recognized within personnel expenses in the income statement (2006: €17.2 million) related to the total costs of the LTIP 2005-07, 2006-08, and 2007-09.

**LTIP 2004-06**

The LTIP 2004-06 vested on December 31, 2006. TSR ranked fourth relative to the peer group, resulting in a pay-out of 125% of the base number of shares. As a result, 1,461,875 shares were released on March 1, 2007.

**LTIP 2005-07**

The LTIP 2005-07 vested on December 31, 2007. TSR ranked third relative to the peer group, resulting in a pay-out of 125% of the base number of shares. The shares are released on February 28, 2008.

**LTIP 2005-07**

| *number of shares* | |
|---|---|
| Shares outstanding at January 1, 2007 | 1,340,500 |
| Forfeited | (145,500) |
| Additional pay-out (25%) | 298,750 |
| **Vested at December 31, 2007** | **1,493,750** |

## LTIP 2006-08 and 2007-09

80.000 shares under the LTIP 2006-08 (based on 100% pay-out) vested to Mr. Detailleur, see →note 28. Since the TSR of the Company ranked fourth relative to the peer group, the actual release is 100.000 shares.

In 2007, the LTIP was amended for members of the Executive Board; see the →Remuneration Report. The LTIP remained unchanged for the other senior managers of the Group. The fair value of each conditionally awarded share under the LTIP 2007-09 for the Executive Board was €14.55 and for the senior managers of the Group was €17.91 (LTIP 2006-08: €14.63; LTIP 2005-07: €13.58; LTIP 2004-06: €13.10), as determined by an outside consulting firm. The fair value of a conditional awarded share under the LTIP 2007-09 increased compared to previous years, mainly as a result of the share price of Wolters Kluwer as at January 1, 2007.

**LTIP 2006-08 and 2007-09**

| *base number of shares at 100% pay-out* | LTIP 2006-08 | LTIP 2007-09 | Total |
|---|---|---|---|
| Outstanding at January 1, 2007 | 1,350,750 | – | 1,350,750 |
| Conditionally awarded | – | 1,264,940 | 1,264,940 |
| Vested | (80,000) | – | (80,000) |
| Forfeited | (145,800) | (36,600) | (182,400) |
| **Outstanding at December 31, 2007** | **1,124,950** | **1,228,340** | **2,353,290** |

## Stock option plans

At December 31, 2007, options were outstanding for 964,500 ordinary shares in Wolters Kluwer.

| **Stock option plans** | 2001 | 2002 | 2003 | 2004 | Total |
|---|---|---|---|---|---|
| End of exercise period | [1] 2006 | 2007 and 2009 | 2010 | 2011 | |
| Initial number of options | 2,729,750 | 2,912,250 | 2,773,500 | 40,000 | |
| Exercise rate (€) | 28.88 | 23.07 | 10.55 | 13.47 | |
| Number of options outstanding at January 1, 2007 | 96,000 | 1,873,750 | 760,000 | 40,000 | 2,769,750 |
| **Movements** | | | | | |
| Options expired/eliminated | (96,000) | (1,411,750) | (33,000) | – | (1,540,750) |
| Options exercised | – | (83,500) | (181,000) | – | (264,500) |
| **Number of options outstanding at December 31, 2007** | **0** | **378,500** | **546,000** | **40,000** | **964,500** |

[1] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively.

For members of the Executive Board and approximately 400 managers within the Group a share option plan applied until January 1, 2004. Stock options awarded before January 1, 2004, have not been cancelled. After that date, no new stock options have been awarded, except for 40,000 stock options in 2004 to a former member of the Executive Board. Consequently, no pro forma option value information is presented.

Options are awarded at fair value at the grant date. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is awarded. The exercise period starts at least two years after the date the options are awarded until five years maximum, except for the French option plans of 2001 and 2002 that have six-year maximums. For options awarded after August 2002 the maturity period is seven years after the grant date.

# Related Party Transactions

note 25

The Company has a related party relationship with its subsidiaries (Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam), associates, and members of the Supervisory Board and the Executive Board. Related party transactions are conducted on an at arm's length basis with terms comparable to transactions with third parties.

# Commitments and Contingent Liabilities

note 26

**Leases**

The Group leases a number of offices under operating leases. The leases typically run for a period of 10 years, with an option to renew the lease. Lease payments are increased to reflect market rentals. None of the leases include contingent rentals.

At December 31, 2007, annual commitments under rental and operational lease agreements amounted to €59 million (2006: €67 million). The average term of these commitments is approximately 5.9 years (2006: 6.2 years).

Non-cancelable operating lease rentals are payable as follows:

| **Non-cancelable operating lease rentals** | **2007** | 2006 |
|---|---|---|
| Less than one year | 17 | 11 |
| Between one and five years | 62 | 34 |
| More than five years | 57 | 62 |

The 2006 numbers include amounts of €0 million less than one year, €2 million between one and five years and €10 million more than five years relating to discontinued operations.

Some of the leased property is sublet by the Group. Sublease payments of €2 million are expected to be received during the following financial year. The Group has recognized a provision of €0 million in respect of these subleases (2006: €1 million).

Non-current assets includes €9 million (2006: €4 million) relating to finance lease arrangements. The amount due within the first year is

€3 million (2006: €2 million) the amount due in the second to fifth years is €6 million (2006: €2 million). The present value of the lease payments does not differ materially from the nominal value.

**Guarantees**

At December 31, 2007, the Group has outstanding guarantees regarding royalty payments to societies during the coming years of approximately €4 million (2006: €4 million).

The Group has issued formal guarantees for bank credit facilities for a total amount of €89 million (2006: €91 million) on behalf of a number of its foreign subsidiaries. At December 31, 2007, none of these credit facilities had been utilized (2006: none). At December 31, 2007, other bank guarantees had been issued at the request of the Company or its subsidiaries for a total amount of €4.5 million (2006: €4.8 million). These guarantees mainly relate to rent for real estate.

**Legal and judicial proceedings, claims**

The Group is involved in legal and judicial proceedings and claims in the ordinary course of business. Liabilities and contingencies in connection with these matters are periodically assessed based upon the latest information available, usually with the assistance of lawyers and other specialists.

A liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the financial performance and position.

**Acquisition agreements**

Wolters Kluwer is obliged to purchase the remaining outstanding shares of One Legal LLC (65%) it does not yet own, if certain conditions related to the financial performance of One Legal are met. As of the balance sheet date the Group has not recognized a liability, as it does not believe that these conditions will be met. Even if these conditions will be met, it is deemed unlikely that the resulting liability would be material for the Group as a whole.

# Audit Fees

note 27

The aggregate fees of the Group's auditor, KPMG Accountants N.V., for professional services rendered in 2007 and 2006 are as follows:

| Aggregate fees of the Group's auditor | 2007 | 2006 |
|---|---|---|
| Audit fees | 4.2 | 4.4 |
| Audit-related fees | 1.1 | 1.8 |
| Tax fees | 1.9 | 2.1 |
| **Total** | **7.2** | **8.3** |

The 2006 figures include an amount of €0.4 million relating to discontinued operations.

Audit fees consist of fees for the audit of both the consolidated financial statements and local statutory financial statements. Audit-related fees primarily consist of fees in connection with acquisitions and disposals and attest services not required by statute or regulation.

# Remuneration of the Executive Board and Supervisory Board

For details on the Group's remuneration policy, see the →Remuneration Report.

Mr. Lynch was appointed as member of the Executive Board by the Annual General Meeting of Shareholders on April 20, 2007. Mr. Detailleur retired from the Board on May 1, 2007.

## REMUNERATION OF THE EXECUTIVE BOARD

| **Remuneration of Executive Board members** *in thousands of euros* | Salary | Bonus | Pension | Social security | Other benefits | Tax gross up | **2007** | 2006 |
|---|---|---|---|---|---|---|---|---|
| N. McKinstry, *Chairman* | 838 | [1] 1,125 | 162 | 104 | 211 | 485 | 2,925 | 2,184 |
| B.L.J.M. Beerkens | 575 | 507 | 125 | 9 | 37 | – | 1,253 | 1,168 |
| J.J. Lynch, Jr. [2] | 256 | [3] 163 | – | 2 | 107 | 64 | 592 | - |
| J.M. Detailleur [4] | 159 | 0 | 113 | [5] 638 | 11 | – | 921 | 1,382 |
| **Total** | **1,828** | **1,795** | **400** | **753** | **366** | **549** | **5,691** | **4,734** |

[1] Ms. McKinstry's compensation is €951,310; this includes €113,228, which is deferred in accordance with her contract, and is hence presented as pension contribution. The bonus is calculated as: €951,310*118.2%.

[2] As of May 1, 2007.

[3] Mr. Lynch's salary as presented above is based on the period May 1 through December 31 and includes an amount of €17,095 as compensation for negative exchange rate differences, since his salary is denominated in U.S. dollars. This amount is excluded for the purpose of the bonus calculation. The bonus is calculated based on the period May 1 through December 31, excluding exchange rate differences: (€238,878*68.3%).

[4] Up to April 30, 2007.

[5] Includes social security payments due on the shares released under the LTIP 2004-06 and the 2006 STIP bonus.

The Company's cost of the Long-Term Incentive Plans is not included in the Executive Board members' remuneration, as it comprises a conditional element of compensation. Social securities costs paid by the Company in 2007 on shares, that were released under the Long-Term Incentive Plans, are included in the remuneration. The tax gross up relates to the tax expense that was paid by the Company in 2007 relating to tax equalization for salary and benefits per the contract between the Company and Ms. McKinstry and Mr. Lynch.

The 2007 bonuses as presented above relate to the performance year 2007 and will be paid in 2008. The 2007 pension contributions as presented above reflect the accrued pension costs for the financial year 2007.

After Mr. Detailleur's retirement from the Executive Board on May 1, 2007, the Company paid Mr. Detailleur a salary of €0.3 million and paid a pension contribution of €0.1 million.

## LONG-TERM INCENTIVE PLAN (LTIP) FOR EXECUTIVE BOARD MEMBERS

## LTIP 2004-06

The following table presents the number of shares that vested under the LTIP 2004-06 and were released to members of the Executive Board in March 2007.

**LTIP 2004-2006**
*number of shares*

| | |
|---|---|
| N. McKinstry, *Chairman* | 250,000 |
| B.L.J.M. Beerkens | 100,000 |
| J.M. Detailleur (retired on May 1, 2007) | 100,000 |
| ▪ **Total** | **450,000** |

## LTIP 2005-07

The LTIP 2005-07 vested on December 31, 2007. Total shareholder return (TSR) ranked third relative to the peer group, resulting in a pay-out of 125% of the base number of shares. The shares are released on February 28, 2008.

**LTIP 2005-07**
*number of shares*

| | Outstanding January 1, 2007 | Additional pay-out (25%) | Vested December 31, 2007 |
|---|---|---|---|
| N. McKinstry, *Chairman* | 200,000 | 50,000 | 250,000 |
| B.L.J.M. Beerkens | 80,000 | 20,000 | 100,000 |
| ▪ **Total** | **280,000** | **70,000** | **350,000** |

Under the LTIP 2005-07 100,000 shares vested to Mr. Detailleur. These shares are released on February 28, 2008.

## LTIP 2006-08 and LTIP 2007-09

The Executive Board members have been conditionally awarded the following number of shares based on a 100% pay-out, subject to the conditions of the LTIP for 2006-08 and 2007-09, as described in the ➔Remuneration Report.

**LTIP 2006-08 and 2007-09**
*base number of shares at 100% pay-out*

| | Conditionally awarded LTIP 2006-08 | Conditionally awarded LTIP 2007-09 | Total conditionally awarded at December 31, 2007 |
|---|---|---|---|
| N. McKinstry, *Chairman* | 200,000 | 191,000 | 391,000 |
| B.L.J.M. Beerkens | 80,000 | 69,000 | 149,000 |
| J.J. Lynch, Jr. | 9,000 | 44,000 | 53,000 |
| ▪ **Total** | **289,000** | **304,000** | **593,000** |

The vesting conditions of the LTIP 2007-09 were changed, relative to the LTIP 2006-08, for members of the Executive Board. For details, please see the ➔Remuneration Report. The fair value of each conditionally awarded share under the LTIP 2007-09 was €14.55 (LTIP 2006-08: €14.63; LTIP 2005-07: €13.58; LTIP 2004-06: €13.10), as determined by an outside consulting firm. The plans have a performance period of three years.

Under the LTIP 2006-08, 100,000 shares vested to Mr. Detailleur, since the total shareholder return (TSR) ranked fourth relative to the peer group over the performance period January 1, 2006, to December 31, 2007, resulting in a pay-out of 125% of the base number of shares. These shares are released on February 28, 2008.

## STOCK OPTIONS FOR EXECUTIVE BOARD MEMBERS

| Stock options for Executive Board members | Grant date | Exercise price (€) | January 1, 2007 | Expired during the year | Exercised during the year | December 31, 2007 | End of exercise period |
|---|---|---|---|---|---|---|---|
| N. McKinstry, *Chairman* | 2002 | 24.00 | 90,000 | (90,000) | | 0 | 2007 |
| | 2002 | 18.27 | 80,000 | | | 80,000 | 2009 |
| | 2003 | 13.00 | 80,000 | | | 80,000 | 2010 |
| B.L.J.M. Beerkens | 2003 | 10.10 | 15,000 | | | 15,000 | 2010 |
| | 2003 | 13.00 | 40,000 | | | 40,000 | 2010 |
| **Total** | | | **305,000** | **(90,000)** | – | **215,000** | |

## REMUNERATION OF SUPERVISORY BOARD MEMBERS

| **Remuneration of Supervisory Board members** *in thousands of euros* | Member of Selection and Remuneration Committee | Member of Audit Committee | Remuneration **2007** | Remuneration 2006 |
|---|---|---|---|---|
| A. Baan, *Chairman* | ▪ | ▪ | 60 | 51 |
| P.N. Wakkie, *Deputy Chairman* [1] | ▪ | | 48 | 37 |
| B.F.J. Angelici [1] | | | 29 | – |
| L.P. Forman | ▪ | ▪ | 51 | 43 |
| A.J. Frost | | | 42 | 37 |
| S.B. James | | | 42 | 26 |
| J.V.H. Pennings [1] | | | 17 | 47 |
| H. de Ruiter [2] | | | – | 18 |
| H. Scheffers | | ▪ | 47 | 42 |
| **Total** | | | **336** | **301** |

[1] Mr. Pennings resigned as Deputy Chairman as per April 20, 2007. Mr. Wakkie succeeded him as Deputy Chairman as of that date. Mr. Angelici was appointed as member of the Supervisory Board by the Annual General Meeting of Shareholders on April 20, 2007.
[2] Mr. de Ruiter resigned in April 2006.

The Supervisory Board members do not own shares in Wolters Kluwer.

# Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expense. Actual results may differ from those estimates.

Policies that are critical for the presentation of the financial position and financial performance of the Group and that require estimates and judgments are discussed below.

**Revenue recognition**

Revenue recognition requires estimates and judgments as far as it relates to estimating expected returns from customers and non-renewed orders. The Group recognizes a provision for these delivered goods or rendered services based on historical rates. If these rates exceed a certain threshold, revenue is recognized only upon receipt of the payment or the order. Revenue of a combination of goods and services is recognized based on estimates of the fair value of the individual components.

**Employee benefits**

Wolters Kluwer's main active defined benefit pension plans are in the Netherlands and Belgium; the Group's main closed pension plans are in the United States, the United Kingdom and Australia, and the Group also has post-retirement medical plans in the United States. The net assets and liabilities of these plans are presented in the balance sheet of the Group. The costs related to these pension plans and post-retirement medical plans are included in the income statement.
The assets and liabilities as well as the costs are based upon actuarial and economic assumptions. The main economic assumptions are the:

- discount rate;
- expected return on plan assets;
- average increase salaries; and
- medical trend rate.

For actuarial assumptions the Group uses generally accepted mortality rates. The withdrawal rates and retirement rates are based upon statistics provided by the relevant entities based on past experiences.

**Capitalized software**

Software development costs are capitalized if, and only if, the entity can demonstrate the technical feasibility of completing the software project so that it will be available for use or sale and if the entity can demonstrate that the project complies with the following requirements: the intention to complete the development project; the ability to sell or use the end-product; demonstration of how the end-product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and the ability to reliably measure the expenditure attributable to the project.

Capitalized software is amortized using the straight-line method over the economic life of the software, between 3 and 10 years. Capitalization of software is dependent on several assumptions as indicated above. While management has procedures in place to control the software development process, there is uncertainty with regard to the outcome of the development process.

**Useful lives of assets**

The useful life has to be determined for assets such as publishing rights; other intangible assets, which mainly consist of self-developed software; and property, plant, and equipment. The useful lives are estimated based upon best practice within the Group based on outside consultant recommendation with regard to the publishing rights.

### Valuation and impairment testing intangibles

Upon acquisition, the values of intangible assets acquired are estimated, applying the methodologies as set out under the accounting policies. These calculations are usually performed by an outside consulting firm in close cooperation with management of the acquiring entity. These calculations require estimates of future cash flows, useful life, and rate of return. The estimates are based upon best practice within the Group, and the methodology applied is in line with normal market practice.

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value of the goodwill may not be recoverable. The impairment reviews require estimates of a discount rate, future cash flows, and a perpetual growth rate. These estimates are made by management of the entity that manages the business with which the goodwill is associated. The future cash flows are based on three-year Business Development Plans prepared by management of the entities and approved by the Executive Board of the Group.

The fair value of the assets, liabilities, and contingent liabilities of an acquired entity should be measured within 12 months from the acquisition date. This means that for some acquisitions provisional fair values have been included in the balance sheet and final valuation of the identifiable tangible assets is still pending. Actual valuation of these assets, liabilities, and contingent liabilities may differ from the provisional valuation.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn-out), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. The measurement will usually be based on estimates of future results of the business combination.

### Accounting for income taxes

Corporate taxation is calculated on the basis of income before taxation, taking into account the relevant local tax rates and regulations. For each operating entity, the income tax expense is calculated and differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations might deviate from the final tax assessments which will be received in future periods.

A deferred tax asset is recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Management assesses the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

**Legal and judicial proceedings, claims**

For legal and judicial proceedings and claims against the Company and its operating entities, a liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the actual result. The prediction of the outcome and the assessment of a possible loss by management are based on management's judgments and estimates. Management usually consults lawyers and other specialists for support.

# Financial Statements of Wolters Kluwer nv





**Income statement of Wolters Kluwer nv**

| | 2007 | 2006 |
|---|---|---|
| Results subsidiaries after tax note 30 | 820 | 240 |
| Other income after tax | 97 | 81 |
| ▪ **Profit for the year** | **917** | **321** |

**Balance sheet of Wolters Kluwer nv**

*before appropriation of results, at December 31*

| | 2007 | | 2006 | |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Intangible assets | 20 | | 14 | |
| Property, plant, and equipment | 0 | | 1 | |
| Financial assets note 30 | 3,333 | | 2,932 | |
| ▪ **Total non-current assets** | | **3,353** | | **2,947** |
| **Current assets** | | | | |
| Accounts receivable note 31 | 488 | | 818 | |
| Cash and cash equivalents | 45 | | 33 | |
| ▪ Total current assets | 533 | | 851 | |
| Current liabilities note 32 | 1,723 | | 1,391 | |
| ▪ Working capital | | (1,190) | | (540) |
| ▪ **Capital employed** | | **2,163** | | **2,407** |
| **Non-current liabilities** | | | | |
| Long-term debt | | | | |
| ▪ Bonds note 19 | 693 | | 919 | |
| ▪ Perpetual cumulative subordinated bonds note 19 | 225 | | 225 | |
| ▪ Derivative financial instruments | 6 | | 2 | |
| ▪ Total long-term debt | | 924 | | 1,146 |
| Long-term debt to subsidiaries | | 53 | | 59 |
| Deferred tax liability | | 4 | | 4 |
| Provisions note 33 | | 4 | | 4 |
| ▪ **Total non-current liabilities** | | **985** | | **1,213** |
| Shareholders' equity note 34 | | 1,178 | | 1,194 |
| ▪ **Total financing** | | **2,163** | | **2,407** |

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of Wolters Kluwer nv includes only the after-tax results of subsidiaries and other income after tax, as Wolters Kluwer nv's figures are included in the consolidated financial statements.
Unless otherwise indicated, the numbers in these financial statements are in millions of euros.

# Notes to the Financial Statements of Wolters Kluwer nv

## ACCOUNTING POLICIES

The financial statements of Wolters Kluwer nv are prepared in accordance with the Dutch Civil Code, Book 2, Title 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as applied for the consolidated financial statements. These accounting policies are described in the →Notes to the Consolidated Financial Statements.

Subsidiaries are valued using the equity method, applying the IFRS accounting policies endorsed by the European Union.

Any related party transactions between subsidiaries, associates, investments, and with members of the Supervisory Board and the Executive Board and the (ultimate) parent company Wolters Kluwer nv are conducted on an at arm's length basis with terms comparable to transactions with third parties.



## Financial Assets

note 30

| Financial assets | 2007 | 2006 |
|---|---|---|
| Equity value of subsidiaries | 47 | (322) |
| Long-term receivables from subsidiaries | 3,284 | 3,244 |
| Derivative financial instruments | 2 | 10 |
| **Total** | **3,333** | **2,932** |

The movement of the equity value of the subsidiaries is as follows:

| Subsidiaries | 2007 | 2006 |
|---|---|---|
| Equity value of subsidiaries at January 1 | (322) | (642) |
| Movements related to restatements | (1) | 0 |
| Movements related to results from subsidiaries after tax | 820 | 240 |
| Movements related to exchange differences | 52 | 49 |
| Movements related to dividend payments | (502) | (5) |
| Actuarial gains/(losses) on employee benefits, net of tax | 0 | 36 |
| ■ **Equity value of subsidiaries at December 31** | **47** | **(322)** |

# Accounts Receivable

note 31

| Accounts receivable | 2007 | 2006 |
|---|---|---|
| Receivables from subsidiaries | 464 | 810 |
| Derivative financial instruments | 22 | 4 |
| Other receivables | 2 | 4 |
| ■ **Total** | **488** | **818** |

# Current Liabilities

note 32

| Current liabilities | 2007 | 2006 |
|---|---|---|
| Debt to subsidiaries | 668 | 390 |
| (Subordinated) bonds | 227 | 228 |
| Multi-currency roll-over facility 2004-2011 | 696 | 676 |
| Bank overdrafts | 22 | 6 |
| Derivative financial instruments | 0 | 0 |
| Interest payable | 51 | 61 |
| Current tax payable | 17 | 1 |
| Other liabilities | 42 | 29 |
| ■ **Total** | **1,723** | **1,391** |

# Provisions

note 33

| Provisions | 2007 | 2006 |
|---|---|---|
| Provision for employee benefits | 2 | 2 |
| Provisions for restructuring commitments | 2 | 2 |
| ■ **Total** | **4** | **4** |

# Shareholders' Equity

| Statements of changes in shareholders' equity of Wolters Kluwer nv | Issued share capital | Share premium reserve | Legal reserve | Translation reserve | Treasury shares | Retained earnings | Un-distributed profit | Share-holders' equity |
|---|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2006** | **37** | **90** | **9** | **85** | **(41)** | **658** | **260** | **1,098** |
| Exchange differences on translation of foreign operations | | | | (199) | | | | (199) |
| Gains/(losses) on cash flow hedges | | | | (2) | | | | (2) |
| Actuarial gains/(losses) on employee benefits | | | | | | 38 | | 38 |
| Tax on items taken directly to or transferred from equity | | | | | | 16 | | 16 |
| Net income/(loss) recognized directly in equity | – | – | – | (201) | – | 54 | – | (147) |
| Profit for the year | | | | | | | 321 | 321 |
| Total recognized income and expense for the year | – | – | – | (201) | – | 54 | 321 | 174 |
| Appropriation of profit previous year | | | | | | 260 | (260) | 0 |
| Share-based payments | | | | | | 17 | | 17 |
| Cash dividend 2005 | | | | | | (80) | | (80) |
| Stock dividend 2005 | 0 | 0 | | | | | | 0 |
| Exercise of share options | | | | | 7 | (3) | | 4 |
| Repurchased shares | | | | | (19) | | | (19) |
| **Balance at December 31, 2006** | **37** | **90** | **9** | **(116)** | **(53)** | **906** | **321** | **1,194** |
| Exchange differences on translation of foreign operations | | | | (190) | | | | (190) |
| Exchange gain from recycling exchange differences from equity to income statement | | | | (3) | | | | (3) |
| Gains/(losses) on cash flow hedges | | | | (4) | | | | (4) |
| Actuarial gains/(losses) on employee benefits | | | | | | 5 | | 5 |
| Tax on items taken directly to or transferred from equity | | | | | | (5) | | (5) |
| Net income/(loss) recognized directly in equity | – | – | – | (197) | – | 0 | – | (197) |
| Profit for the year | | | | | | | 917 | 917 |
| Total recognized income and expense for the year | – | – | – | (197) | – | 0 | 917 | 720 |
| Appropriation of profit previous year | | | | | | 321 | (321) | 0 |
| Share-based payments | | | | | | 17 | | 17 |
| Release LTIP shares | | | | | 18 | (18) | | 0 |
| Cash dividend 2006 | | | | | | (111) | | (111) |
| Stock dividend 2006 | 0 | 0 | | | | | | 0 |
| Exercise of share options | | | | | 5 | (1) | | 4 |
| Repurchased shares | | | | | (645) | | | (645) |
| Other movements | | | (2) | | | 1 | | (1) |
| **Balance at December 31, 2007** | **37** | **90** | **7** | **(313)** | **(675)** | **1,115** | **917** | **1,178** |

# Commitments and Contingent Liabilities

**Guarantees**

Pursuant to section 403 of the Dutch Civil Code, Book 2, the Company has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity respective to the liability has its registered office.

The Company has issued a guarantee on behalf of one of its foreign subsidiaries for an amount of €7 million.

**Other**

The Company forms part of a Dutch fiscal entity and pursuant to standard conditions has assumed joint and several liabilities for the tax liabilities of the fiscal entity.

Amsterdam, February 26, 2008

*Supervisory Board*
A. Baan, *Chairman*
P.N. Wakkie, *Deputy Chairman*
B.F.J. Angelici
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers

*Executive Board*
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.J. Lynch, Jr.

# Other Information on the Financial Statements

## AUDITORS' REPORT

To: the Annual General Meeting of Shareholders of Wolters Kluwer nv

**Report on the financial statements**

We have audited the 2007 financial statements of Wolters Kluwer nv, Amsterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2007, income statement, statement of recognized income and expense, and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2007, the company income statement for the year then ended and the notes.

**Management's responsibility**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditors' responsibility**

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion with respect to the consolidated financial statements**

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2007, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

**Opinion with respect to the company financial statements**

In our opinion, the company financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

**Report on other legal and regulatory requirements**

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Executive Board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, February 26, 2008

*M.J.P. Thunnissen RA*
KPMG ACCOUNTANTS N.V.

## APPROPRIATION OF PROFIT FOR THE YEAR

**Article 29 of the Articles of Association**

*Paragraph 1.* From the profit as it appears from the annual accounts adopted by the General Meeting of Shareholders, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank – weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any financial year the distribution referred to in the first full sentence cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the Company's equity. No further dividend shall be distributed on the preference shares.
*Paragraph 2.* Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
*Paragraph 3.* Any balance remaining after that shall be distributed at the disposal of the General Meeting of Shareholders.
*Paragraph 5.* Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
*Paragraph 7.* If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend

shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

**Article 30 of the Articles of Association**

*Paragraph 1.* On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in ordinary shares in the capital of the Company. *Paragraph 2.* On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.

**Proposed cash distribution**
*in millions of euros*

| | **2007** | 2006 |
|---|---|---|
| Proposed cash distribution | 180 | 179 |
| ▪ **Total** | **180** | **179** |

Pursuant to Article 30 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.64 per share in cash or in shares at a ratio to be determined and announced on April 28, 2008.

## EVENTS AFTER BALANCE SHEET DATE

**Long-term loans**

Wolters Kluwer announced on February 27, 2008, that it entered as per February 26, 2008, into four bilateral private loan agreements for a total amount of JPY 20 billion (approximately equivalent to €126 million) with a duration of 30 years. The loans denominated in JPY were swapped to Euro at an all in cost of funds of 6%.



# 10-Year Key Figures

| Key Figures | IFRS 2007 | IFRS 2006 | IFRS 2005 | IFRS 2004 [1] | 2003 [1] | 2002 [1] | 2001 [1] | 2000 [1] | 1999 [1] | 1998 [1] |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenues [2] | 3,413 | 3,377 | 3,065 | 2,952 | 3,436 | 3,969 | 3,837 | 3,664 | 3,081 | 2,739 |
| Operating profit [2] | 546 | 435 | 374 | 356 | 91 | 264 | 459 | 514 | 692 | 600 |
| Profit for the year from continuing operations, attributable to equity holders of the parent [2] | 329 | 278 | 221 | 277 | | | | | | |
| Profit for the year, attributable to equity holders of the parent | 917 | 321 | 260 | 311 | (69) | 382 | 140 | 186 | 358 | 309 |
| Ordinary EBITDA [2] | 747 | 635 | 557 | 559 | 722 | 881 | 919 | 878 | 813 | 732 |
| Ordinary EBITA [2] | 667 | 556 | 474 | 464 | 610 | 763 | 812 | 789 | 735 | 668 |
| Ordinary net income [2] | 421 | 344 | 287 | 272 | 349 | 442 | 436 | 412 | 410 | |
| (Proposed) dividend/cash distribution | 180 | 179 | 167 | 164 | 161 | 156 | 150 | 140 | 128 | 110 |
| Dividend proposal in % of ordinary net income [2] | 47.5 | 52.0 | 58.4 | 60.3 | 46.1 | 35.3 | 34.4 | 34.0 | 31.2 | |
| Pay-out in % of profit for the year, attributable to equity holders of the parent | 21.8 | 55.8 | 64.3 | 52.7 | n.a. | 40.8 | 107.1 | 75.3 | 35.7 | 35.7 |
| Free cash flow [2] | 405 | 399 | 311 | 407 | 393 | 400 | 328 | 363 | 386 | |
| Cash conversion (ratio) [2] | 0.91 | 0.99 | 1.06 | 1.25 | 1.09 | 0.91 | | | | |
| Acquisition spending | 198 | 773 | 357 | 56 | 97 | 300 | 502 | 492 | 414 | 1,058 |
| Equity attributable to equity holders of the parent | 1,178 | 1,194 | 1,098 | 704 | 861 | 1,278 | 1,379 | 1,146 | 1,488 | 1,011 |
| Guarantee equity | 1,439 | 1,421 | 1,551 | 1,162 | 1,499 | 2,100 | 2,200 | 1,744 | 2,089 | 1,616 |
| Net (interest-bearing) debt | 1,793 | 2,050 | 1,637 | 1,527 | 1,900 | 2,664 | 2,821 | 2,614 | 2,363 | 2,202 |
| Capital employed | 2,474 | 2,819 | 2,878 | 3,008 | 3,691 | 4,590 | 4,779 | 3,951 | 4,132 | 3,531 |
| Total assets | 5,276 | 5,653 | 5,440 | 5,022 | 5,044 | 6,161 | 6,520 | 5,792 | 5,696 | 4,743 |
| Amortization of goodwill, publishing rights and impairments | 121 | 121 | 81 | 65 | 423 | 415 | 353 | 275 | 89 | 68 |
| Net capital expenditure [2] | 125 | 93 | 79 | 66 | 92 | 147 | 151 | 124 | 117 | 74 |
| Amortization other intangible assets and depreciation property, plant, and equipment [2] | 80 | 79 | 83 | 95 | 112 | 118 | 107 | 89 | 78 | 64 |
| **Ratios** | | | | | | | | | | |
| *As % of revenues:* | | | | | | | | | | |
| Operating profit [2] | 16.0 | 12.9 | 12.2 | 12.1 | 2.6 | 6.7 | 12.0 | 14.0 | 22.5 | 21.9 |
| Profit for the year, from continuing operations attributable to equity holders of the parent [2] | 9.6 | 8.2 | 7.2 | 9.4 | (2.0) | 9.6 | 3.7 | 5.1 | 11.6 | 11.3 |
| Ordinary EBITDA [2] | 21.9 | 18.8 | 18.2 | 18.9 | 21.0 | 22.0 | 23.9 | 24.0 | 26.4 | 26.7 |
| Ordinary EBITA [2] | 19.5 | 16.5 | 15.5 | 15.7 | 17.8 | 19.2 | 21.2 | 21.5 | 23.9 | 24.4 |
| Ordinary net income [2] | 12.3 | 10.2 | 9.4 | 9.2 | 10.2 | 11.1 | 11.4 | 11.3 | 13.3 | |

| | IFRS 2007 | IFRS 2006 | IFRS 2005 | IFRS 2004 [1] | 2003 [1] | 2002 [1] | 2001 [1] | 2000 [1] | 1999 [1] | 1998 [1] |
|---|---|---|---|---|---|---|---|---|---|---|
| ROIC [2] | 7.9 | 6.8 | 6.6 | 6.5 | 7.1 | 8.1 | | | | |
| Net interest coverage [2] | 6.5 | 5.4 | 4.6 | 4.8 | 5.4 | 5.5 | 4.5 | 4.4 | 5.1 | 5.3 |
| Net debt to ordinary EBITDA [2] | 2.4 | [4] 3.2 | 2.9 | 2.7 | 2.6 | 3.0 | 3.1 | 3.0 | 2.9 | 3.0 |
| Net gearing | 1.5 | 1.7 | 1.5 | 2.2 | 2.2 | 2.1 | 2.0 | 2.3 | 1.6 | 2.2 |
| Equity to capital employed | 0.48 | 0.42 | 0.38 | 0.23 | 0.23 | 0.28 | 0.29 | 0.29 | 0.36 | 0.29 |
| Guarantee equity to total assets | 0.27 | 0.25 | 0.29 | 0.23 | 0.30 | 0.34 | 0.34 | 0.30 | 0.37 | 0.34 |
| **Information per share (€)** | | | | | | | | | | |
| *On the basis of fully diluted:* | | | | | | | | | | |
| Diluted earnings per share [2] | 1.08 | 0.90 | 0.73 | 0.93 | (0.24) | 1.30 | 0.52 | 0.68 | 1.29 | 1.12 |
| Diluted ordinary earnings per share [2] | 1.38 | 1.10 | 0.93 | 0.91 | 1.18 | 1.50 | 1.54 | 1.47 | 1.48 | 1.34 |
| Diluted free cash flow per share [2] | 1.33 | 1.27 | 1.01 | 1.35 | 1.32 | 1.36 | 1.17 | 1.30 | 1.39 | |
| Weighted average number of shares, diluted (millions) | 304.7 | 321.4 | 316.6 | 310.1 | 309.3 | 306.2 | 289.7 | 284.2 | 281.2 | 278.9 |
| Ordinary earnings per share [2] | 1.40 | 1.12 | 0.95 | 0.92 | 1.20 | 1.56 | 1.55 | 1.48 | 1.48 | 1.34 |
| Basic earnings per share [2] | 1.10 | 0.91 | 0.73 | 0.93 | (0.24) | 1.34 | 0.50 | 0.67 | 1.29 | 1.12 |
| Free cash flow per share [2] | 1.35 | 1.30 | 1.03 | 1.37 | 1.36 | 1.41 | 1.16 | 1.30 | 1.39 | |
| Dividend/cash distribution per share | [3] 0.64 | 0.58 | 0.55 | 0.55 | 0.55 | 0.55 | 0.53 | 0.50 | 0.46 | 0.40 |
| Weighted average number of shares issued (millions) | 300.5 | 307.1 | 302.4 | 295.6 | 289.8 | 284.3 | 281.8 | 279.4 | 277.2 | 274.8 |
| **Stock exchange** | | | | | | | | | | |
| Highest quotation | 24.40 | 22.47 | 17.45 | 15.55 | 17.35 | 26.45 | 33.00 | 44.30 | 48.56 | 45.72 |
| Lowest quotation | 20.00 | 16.67 | 13.31 | 11.90 | 8.66 | 13.40 | 20.51 | 20.10 | 27.30 | 28.54 |
| Quotation at December 31 | 22.48 | 21.79 | 17.08 | 14.77 | 12.40 | 16.60 | 25.60 | 29.04 | 33.60 | 45.58 |
| Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv (thousands of shares) | 1,794 | 1,573 | 1,393 | 1,245 | 1,660 | 1,129 | 2,037 | 2,750 | 2,160 | 2,100 |
| **Employees** | | | | | | | | | | |
| Headcount at December 31 | 19,544 | 19,901 | 18,452 | 18,393 | 19,689 | 20,833 | 20,297 | 19,209 | 18,793 | 17,431 |
| In full time equivalents at December 31 | 18,620 | 18,871 | 17,419 | 17,515 | 18,687 | 19,617 | 19,317 | 18,269 | 17,812 | 16,505 |
| In full time equivalents average per annum | 19,827 | 19,704 | 18,467 | 18,270 | 19,540 | 20,284 | 19,766 | 19,009 | 17,452 | 16,297 |

[1] Figures for the years 1998-2001 have not been restated. Figures for the years 2002 and 2003 have been restated for Dutch GAAP changes. As of 2005, IFRS has been applied. 2004 figures are restated for IFRS.

[2] The figures for 2004-2006 have been restated to reflect the presentation of the Education division as discontinued operations.

[3] Proposed dividend/cash distribution per share.

[4] The net debt to ordinary EBITDA ratio is restated. It was 2.9 before reclassification of the Education division to discontinued operations.

# Information for Shareholders and Investors

Wolters Kluwer seeks to be thoroughly open with shareholders and the investment community, and is committed to a high degree of transparency in its financial reporting. The company regularly communicates with its shareholders and the investment community and has a comprehensive investor relations program throughout the entire year. The company is committed to helping investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large. See → Investor Relations for more information.

2007 activities for shareholders and investors included:

- A full presentation by management of half- and full-year results;
- Conference calls with management (audio webcast) providing first- and third-quarter results;
- Regular office and roadshow meetings with potential and existing shareholders and sell-side analysts covering the company;
- Specific information for shareholders provided via the investors section of www.wolterskluwer.com, which includes detailed financial information, strategy, archived copies of presentations, and webcasts delivered throughout the year.



**Calendar**

| | |
|---|---|
| Publication of 2007 Annual Report | March 20, 2008 |
| Annual General Meeting of Shareholders | April 22, 2008 |
| Dividend record date | April 23, 2008 |
| Ex-dividend quotation | April 24, 2008 |
| Stock dividend ratio date [1] | April 28, 2008 |
| Cash distribution payable | May 5, 2008 |
| 2008 Half-Year results | July 30, 2008 |
| 2008 Trading update | Fourth quarter 2008 |
| 2008 Full-Year results | February 25, 2009 |

[1] after the close of trading

### Share information

| *in euros unless otherwise indicated* | 2007 | 2006 |
|---|---|---|
| Diluted earnings per share [1] | 1.08 | 0.90 |
| Diluted ordinary earnings per share [1] | 1.38 | 1.10 |
| Diluted ordinary earnings per share in constant currencies [1] | 1.48 | 1.09 |
| Diluted free cash flow per share [1] | 1.33 | 1.27 |
| | | |
| Basic earnings per share [1] | 1.10 | 0.91 |
| Ordinary earnings per share [1] | 1.40 | 1.12 |
| Free cash flow per share [1] | 1.35 | 1.30 |
| Proposed dividend/cash distribution per share | 0.64 | 0.58 |
| | | |
| Weighted average number of shares issued [2] | 300.5 | 307.1 |
| Weighted average number of shares fully diluted [2] | 304.7 | 321.4 |
| | | |
| Highest quotation | 24.40 | 22.47 |
| Lowest quotation | 20.00 | 16.67 |
| Quotation at December 31 | 22.48 | 21.79 |
| | | |
| Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv (thousands of shares) | 1,794 | 1,573 |

[1] From continuing operations.

[2] In millions of shares.

## Share buy-back program

During 2007, the company completed a share buy-back program to return greater value to shareholders. Wolters Kluwer returned €645 million to shareholders through this share buy-back program and repurchased 29.8 million of its ordinary shares. The company currently holds nearly 10% of its issued shares, which is the statutory maximum percentage of shares that the company may hold. It is the intention of management to cancel the greater part of shares acquired through the share buy-back program.

**Highest and lowest quotation**



2004
2005
2006
2007
25
20
15
10
€15.55
€17.45
€22.47
€24.40
€11.90
€13.31
€16.67
€20.00
■ Highest quotation
□ Lowest quotation

Share price developments since 2004


January 2004
December 2007
24
21
18
15
12
■ Wolters Kluwer
□ AEX (rebased)
■ DJES Media (rebased)
□ DJS Media (rebased)

## Capital stock

The ordinary shares have a nominal value of €0.12. The number of ordinary shares issued amounted to 312,351,430 on December 31, 2007 (December 31, 2006: 308,741,698). The weighted average number of diluted ordinary shares used to compute the diluted per share figures was 304.7 million (2006: 321.4 million).

Out of the money stock options are not included in this number. If these stock options are taken into account, the total weighted average number of diluted shares was 305.8 million (2006: 324.6 million).

## Market capitalization at December 31, 2007

On the basis of issued ordinary shares (excluding own shares hold by the company): €6.3 billion (2006: €6.7 billion).

## Geographical spread of Wolters Kluwer shares

Institutional investors hold the majority (85%) of the shares in Wolters Kluwer shares. With over 400 institutional investors in 25 countries, ownership is international in make-up. Investors in North America had an interest of 32% in the company in 2007 (2006: 37%), while European shareholders held an interest of 67% (2006: 62%).

Geographical spread of shareholders in approximate percentages on December 31, 2007, compared to the previous year.

**Shareholders**
*in %*

| | **2007** | 2006 |
|---|---|---|
| North America | 32 | 37 |
| United Kingdom | 26 | 28 |
| Netherlands | 24 | 18 |
| France | 9 | 8 |
| Germany | 3 | 4 |
| Rest of Europe | 5 | 4 |
| Other | 1 | 1 |
| **Total** | **100** | **100** |

**Shareholders**
*in %*


■ 32 North America
□ 67 Europe
■ 1 Other

## Shareholders exceeding 5%

In accordance with the Act on the Disclosure of Major Holdings and Capital Interests in Securities Issuing Companies (Wet Melding Zeggenschap 2006):

- Internationale Nederlanden Groep nv: 5.5%, disclosed on November 1, 2006
- Morgan Stanley Investment Management Limited: 5.1%, disclosed on December 5, 2007
- Silchester International Investors Limited: 6.0%, disclosed on November 1, 2006

**Listings**

*Capital stock:*

- Netherlands, Amsterdam (Euronext Amsterdam: WLSNc.NA (Bloomberg), WLSNc.AS (Reuters); security code 39590, ISIN code NL0000395903)
- Germany, Frankfurt: ordinary shares for Wolters Kluwer
- United States, New York (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts

*ADR Trust Office:*
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
www.adr.db.com

**Other Wolters Kluwer securities**

*Wolters Kluwer bonds listed in Amsterdam:*

- 5.250% senior Wolters Kluwer nv Bonds, 1998/2008, NLG 500 million (€227 million) (ISIN code NL0000121911)
- 6.875% perpetual cumulative subordinated Wolters Kluwer nv Bonds 2001 (€225 million) (ISIN code NL0000119105)

*Wolters Kluwer bonds listed in both Amsterdam and Luxembourg:*

- 5.125% senior Wolters Kluwer nv Bonds, 2003/2014, €700 million (ISIN code XS0181273342)

**Credit ratings**

In 2007, rating agencies reviewed Wolters Kluwer's credit rating. Standard & Poor's changed the long-term rating from BBB+ with negative outlook to BBB+ with stable outlook. Moody's Investors Service also changed the rating from Baa1 with a negative outlook to Baa1 with a stable outlook.

**Indices**

| *in %* | Weighting |
|---|---|
| AEX | 1.57 |
| FTSE Euro 300 | 0.10 |
| DJ Euro Stoxx Media | 7.15 |
| DJS Media | 3.93 |
| S&P Euro 350 Media | 4.80 |

Wolters Kluwer is included in approximately 50 equity indices.

Stichting Preferente Aandelen

# Report of the Wolters Kluwer Preference Shares Foundation

## Activities

The Board of the Wolters Kluwer Preference Shares Foundation met twice in 2007. The matters discussed included the 2006 annual figures, the 2007 half-year results, the execution of the strategy, the financing of the company, acquisitions and divestments, developments in the market, and the general course of events at Wolters Kluwer. The Board of the Foundation also followed developments of the company outside of Board meetings, among others through receipt by the Board members of all press releases. As a result, the Board of the Foundation has a good view on the course of events at Wolters Kluwer. The Board of the Foundation also closely monitored the developments with respect to corporate governance, and discussed that topic during the meetings. Furthermore, the composition of the Board of the Foundation was discussed. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company. The Foundation acquired no preference shares during the year under review.

## Exercise of the preference shares option

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which preference shares can be taken by the Foundation. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives.

**Composition of the Board of the Wolters Kluwer Preference Shares Foundation**

The composition of the Board of the Foundation has not been changed in 2007. Mr. R.P. Voogd succeeded Mr. J.C.T. van der Wielen as Chairman per January 1, 2007, after the latter decided to resign as Chairman. Mr. van der Wielen stayed on as member of the Board of the Foundation. The Board consists entirely of persons having no association with Wolters Kluwer within the meaning of Appendix X to the General Rules of Euronext Amsterdam Stock Market.

Amsterdam, February 26, 2008

*Board of Wolters Kluwer Preference Shares Foundation*
R.P. Voogd, *Chairman*
R.W.J.M. Bonnier
H.G. Bouwman
J.H.M. Lindenbergh
J.C.T. van der Wielen

**Statement**

The Executive Board of Wolters Kluwer nv and the Board of Wolters Kluwer Preference Shares Foundation hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Wolters Kluwer Preference Shares Foundation, as laid down in Appendix X to the General Rules of Euronext Amsterdam Stock Market, have been satisfied.

Amsterdam, February 26, 2008

*Executive Board*
*Board of Wolters Kluwer Preference Shares Foundation*

# Contact Information

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands
Tel: +31 20 6070 400
Fax: +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

**Investor Relations**
Kevin Entricken, *Vice President*
Tel: +31 20 6070 407
Fax: +31 20 6070 499
ir@wolterskluwer.com

**Corporate Communications**
Caroline Wouters, *Vice President*
Tel: +31 20 6070 459
Fax: +31 20 6070 490
press@wolterskluwer.com

**Corporate Human Resources**
hr@wolterskluwer.com

**General Counsel/Company Secretary**
Maarten Thompson, *Vice President*
Tel: + 31 20 6070 442
Fax: + 31 20 6070 378
companysecretary@wolterskluwer.com

## CONTACT INFORMATION DIVISIONS AND UNITS

**Health**
WoltersKluwerHealth-Communications@
wolterskluwer.com

**Corporate & Financial Services**
*Corporate Legal Services*
info@ctadvantage.com

**Corporate & Financial Services**
*Financial Services*
customersupportmailbox@wolterskluwer.com

**Tax, Accounting & Legal**
mediahelp@cch.com

**Legal, Tax & Regulatory Europe**
press@wolterskluwer.com

## OTHER

**Auditor**
KPMG Accountants nv
Burgemeester Rijnderslaan 10/20, Amstelveen
P.O. Box 74500
1070 DB Amsterdam
The Netherlands
www.kpmg.com
info@kpmg.com

**American Depositary Receipts Trust Office**
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
Tel: +1 212 250 9100
www.adr.db.com

# 2008 Calendar

## CORPORATE EVENTS

**February 27**
2007 Full-Year Results
**March 20**
Publication of 2007 Annual Report
**April 22** (11:00 a.m. CET)
Annual General Meeting of Shareholders
(Okura Hotel Amsterdam)
**April 24**
Ex-dividend quotation
**July 30**
2008 Half-Year Results
**Fourth quarter**
2008 Trading update

## CUSTOMER EVENTS

**February 2 – 10**
18th New Delhi World Book Fair
New Delhi, India
Wolters Kluwer India participating
**February 5 – 7**
LegalTech, New York, NY
CCH and CT participating
**February 21 – 22**
AGA National Leadership Conference
Washington DC,
CCH participating
**April 24 – 27**
International Book Fair Hungary
Budapest, Hungary
CompLex participating
**April 27 – 30**
CEIC 2008, Las Vegas, NV
CT Summation participating
**May 4 – 7**
Mortgage Bankers Association (MBA)
Boston, MA
Wolters Kluwer Financial Services
participating
**May 15 – 18**
International Book Fair, Warsaw, Poland
Wolters Kluwer Poland
**May 16 – 21**
Medical Library Association (MLA) Annual
Meeting Chicago, IL
Wolters Kluwer Health participating
**June 9 – 11**
AICPA Tech Computer & Technology
Las Vegas, NV
CCH participating
**June 26 – 27**
LegalTech 2008 West Coast, Los Angeles, CA
CT Summation participating
**June 26 – July 2**
American Library Association (ALA) Annual
Conference, Anaheim, CA
Wolters Kluwer Health participating
**June 29 – July 2**
CUNA Americas Credit Union Conference
and Expo New York, NY
Wolters Kluwer Financial Services
participating
**July 9 – 12**
National Association of Federal Credit Unions
(NAFCU) Annual Conference & Exhibition
Honolulu, HI
Wolters Kluwer Financial Services participating
**August 10 – 15**
IFLA Annual Conference, Québec, Canada
Wolters Kluwer Health participating
**September 1 – 4**
Beijing International Book Fair, Beijing, China
Several units of Wolters Kluwer participating
**October 7 – 8**
OCN 2008, Amsterdam, the Netherlands
Ovid and Kluwer participating
**October 15 – 19**
Frankfurt Book Fair
Frankfurt, Germany
All divisions of Wolters Kluwer participating
**October 19 – 22**
Mortgage Bankers Association's (MBA)
Annual Convention & Expo
San Francisco, CA
Wolters Kluwer Financial Services
participating
**October 20 – 22**
Association of Corporate Councils (ACC) 2008
Annual Meeting
Seattle, WA
CT and CCH participating
**October 26 – 29**
CCH User Conference
Palm Desert, CA
**November 5 – 7**
CBA Fair Lending Conference
Wolters Kluwer Financial Services
participating
**December 2 – 4**
Online Information 2008
London, United Kingdom
Wolters Kluwer Health participating

For a full overview of Wolters Kluwer and industry events, see www.wolterskluwer.com.

# Glossary

**Average invested capital**
The average of the previous year-end invested capital and the current year-end invested capital.

**Basic earnings per share**
The profit or loss attributable to the ordinary shareholders of the parent, divided by the weighted average number of ordinary shares outstanding during the period.

**Capital employed**
Total of non-current assets and working capital.

**Capital expenditure (CAPEX)**
Sum of expenditure on property, plant, and equipment, and other intangible assets.

**Cash flow: cash conversion ratio (CAR)**
Calculated as cash flow from operations less net capital expenditure, divided by ordinary EBITA.

**Cash Flow: cash flow from operations**
Ordinary EBITA before depreciation plus or minus autonomous movements in working capital.

**Cash Flow: free cash flow**
Cash flow from operating activities less net capital expenditure plus dividends received from investments. Free cash flow is the cash flow available for payments of dividend to shareholders, acquisitions, down payments of debt, and repurchasing of shares.

**Constant currencies**
Income, expense and cash flows in local currencies are recalculated to euro, using the average exchange rates of the previous calendar year.

**Continuing operations**
The Group, excluding those components and groups of the entity that have been disposed of or that are classified as held-for-sale.

**Diluted earnings per share**
Minimum of:

- Net income attributable to the equity holders of the parent divided by the weighted average number of shares (basic earnings per share), and
- Net income attributable to the equity holders of the parent, including a correction of interest (net of taxes) to income of unsubordinated convertible bonds on assumed conversion, divided by the diluted weighted average number of shares.

Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation. Shares conditionally awarded under the LTIP are included in the diluted earnings per share calculation at 100% of the grant.

**Diluted ordinary earnings per share**
Minimum of:

- Ordinary net income divided by the weighted average number of shares (ordinary earnings per share), and
- Ordinary net income, including a correction of interest (net of taxes) to income of unsubordinated convertible bonds on assumed conversion, divided by the diluted weighted average number of shares.

Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation.

**Dividend cover**
The number of times the dividend can be covered by ordinary net income.
The dividend cover is: ordinary earnings per share divided by dividend per share.

**Earnings per share growth (%)**
Growth in earnings per share in comparison to a previous comparable period.

**EBITA**
EBITA (earnings before interest, tax and amortization of publishing rights and impairments of goodwill and publishing rights) is calculated as operating profit before amortization of publishing rights and impairments.

**EBITA margin**
EBITA margin is defined as EBITA as a percentage of revenues.

**EBITDA**
Earnings before interest, tax, depreciation, amortization of publishing rights and other intangible assets, and impairments of goodwill and publishing rights.

**Financing results**
Interest received or receivable from third parties ('finance income') less interest paid or due to third parties ('finance costs'), fair value changes through profit or loss of (derivative) financial instruments and foreign exchange differences on financial instruments.

**Guarantee equity**
Sum of group equity, subordinated (convertible) bonds and perpetual cumulative bonds.

**Innovation rate**
Revenues from new products for the 12-month period as a percentage of total revenues. See also the definition of new product revenues.

**Invested capital**
Capital employed, net of cash items, adjusted for amortization of publishing rights, exceptional items, and goodwill amortized or written-off to equity.

**KPI**
Key performance indicator.

**Net gearing**
Net (interest-bearing) debt divided by total equity.

**Net (interest-bearing) debt**
Sum of (long-term) loans, borrowings and bank overdrafts and deferred acquisition payments minus cash and cash equivalents and the fair value of derivative financial instruments.

**Net interest coverage**
Calculated as the ratio between ordinary EBITA divided by net financing results.

**Net capital expenditure**
Calculated as capital expenditure less the net book value of disposals.

**New product revenues**
Revenues from new products created in current year. Existing products of which form and/or content has changed substantially are also included as revenues from new products.

**NOPAT**
Net operating profit after allocated tax. Calculated as ordinary EBITA less allocated tax, based on the effective tax rate on ordinary income before tax.

**Operating accounts receivable**
Operating accounts receivable consist of trade receivables, prepayments, and other receivables.

**Operating current liabilities**
Operating current liabilities consist of salaries and holiday allowances, royalties payable, other liabilities and accruals, and social security premiums and other taxation.

**Ordinary**
The term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible assets. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our business.

**Ordinary earnings per share**
Ordinary net income divided by the weighted average number of shares.

**Ordinary EBITA**
EBITA before exceptional restructuring expense.

**Ordinary EBITA margin**
Calculated as ordinary EBITA as a percentage of revenues.

**Ordinary EBITDA**
EBITDA before exceptional restructuring expense.

**Ordinary income before tax**
Calculated as ordinary EBITA including financing results, income from investments, and results of associates.

**Ordinary net income**
(= benchmark net profit)
Profit for the period attributable to the equity holders of the parent, excluding the after tax effect of exceptional restructuring expense, results on disposals, amortization of publishing rights, and impairments of goodwill and publishing rights.

**Organic revenue growth**
Calculated as revenue of the period divided by revenue of the period in the previous reporting period, excluding the impact of acquisitions and disposals, all translated at constant currencies.

**Personnel expenses**
All labor costs relating to personnel employed (such as gross wages/salaries, bonuses or commissions, gratuities, holiday allowances, movements in the liability for vacation days, pensions, social charges, share-based payment charges, and fringe benefits) and the costs of temporary staff.

**Profit for the year**
Group result for the year after tax, being allocated to the equity holders of the parent and the minority holders.

**Renewal rate**
Value of the subscription portfolio at the start of the year minus losses (attrition) during the year, expressed as a percentage of the starting position.

**Return on Invested Capital** (ROIC)
Return on invested capital is calculated by dividing NOPAT by average invested capital.

**Revenues**
Revenues from third parties less applicable value added tax and discounts.

**Subscription rate**
Revenues from subscription-products divided by total revenues.

**Total revenue growth**
Growth of revenues over a period with respect to the previous comparable period (including the impact of organic growth, acquisitions and disposals, and where applicable currency effects).

**Working capital**
Current assets less current liabilities.

**Working capital: operating working capital**
Working capital excluding receivables/payables of derivative financial instruments, the short-term part of the restructuring provision, acquisition payables, interest receivable/payable, income tax receivable/payable, and borrowings and bank overdrafts.

# Index

# About this report

This annual report is available in print and online
www.wolterskluwer.com in English.
A Dutch *Jaaroverzicht 2007* (2007 Year Overview)
is available in print and as a PDF at www.wolterskluwer.com

*Concept & production*
Wolters Kluwer
Corporate Communications

*Photography*
Taco Anema

*Design and lay-out*
Design Studio Hans Kentie BNO

*Lithography*
Nederlof Repro

*Printing*
Grafisch Bedrijf Tuijtel

*Binding*
Hexspoor

For more information on Wolters Kluwer
visit www.wolterskluwer.com,
or contact Corporate Communications at
info@wolterskluwer.com;
+ 31 20 6070 400

*Paper*

This annual report is printed on Arctic The Volume Paper, FSC and PEFC certified, produced by Arctic Paper

Wolters Kluwer believes that it has a responsibility to contribute to the sustainable use of resources and, in connection with that vision, will donate to the 4th FSC Global Paper Forum (Forest Stewardship Council) taking place in Düsseldorf, Germany, in June 2008. The goal of this forum is to create a stronger market and new opportunities for FSC-labeled paper.

Together with the 2007 Annual Report, Wolters Kluwer issued a separate report on its sustainability performance over 2007. This 2007 Sustainable Entrepreneurship Report is available online and as PDF at www.wolterskluwer.com in English.

**Forward-looking Statements**

This Annual Report contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

# Overview of Customers, Business Units, and Brands


Professional's
First
Choice

Division

Operations

the United States, Canada, Europe, and Asia Pacific

Tax and Accounting, Law & Business

Customers

Brands

Division

# Legal, Tax & Regulatory Europe

Operations

Belgium, Czech Republic, Denmark, France, Germany, Hungary, Italy, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Spain, Sweden

Customers

Accounting firms
Corporations
Government
Law firms
Professionals in:
Banking
Finance
Fiscal
Human resources
Insurance
Legal
Regulatory
Securities
Tax
Transport

Brands

Belgium: [illegible]
[illegible]
Wolters Kluwer Belgium
Central and Eastern Europe: [illegible]
[illegible]
[illegible]
[illegible]
Romania: Wolters Kluwer Romania
Slovakia: [illegible]
[illegible]
[illegible]
Denmark: [illegible]
France: [illegible]
Groupe Liaisons
[illegible]
Wolters Kluwer France
Germany: [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
Wolters Kluwer Deutschland
Italy: [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
Wolters Kluwer Italia
The Netherlands: [illegible]
Norway: [illegible]
Portugal: Wolters Kluwer Portugal
Spain: [illegible]
[illegible]
[illegible]
[illegible]
Wolters Kluwer Educación
Wolters Kluwer España
Sweden: [illegible]

Wolters Kluwer Transport Services
[illegible]
[illegible]
[illegible]
[illegible]

Division

Operations

the United States, Canada, Europe, Asia Pacific and Latin America

Pharma Solutions, Medical Research, Professional & Education, Clinical Solutions

Customers

Brands

Division

Operations

the United States and the United Kingdom

Corporate Legal Services, Financial Services

Customers

Brands

www.wolterskluwer.com



# Agenda
# Annual General Meeting of Shareholders



Wolters Kluwer





# Agenda

1 **Opening**

2 **2007 Annual Report**

a Report of the Executive Board for 2007

b Report of the Supervisory Board for 2007

3 **2007 Financial statements and dividend**

a Proposal to adopt the financial statements for 2007 as included in the annual report for 2007*

b Proposal to distribute a dividend of €0.64 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares*

4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for the exercise of their respective duties**

a Proposal to release the members of the Executive Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association*

b Proposal to release the members of the Supervisory Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association*

5 **Proposal to reappoint Mr. H. Scheffers as member of the Supervisory Board***

6 **Proposal to extend the authority of the Executive Board**

a to issue shares and/or grant rights to subscribe for shares*

b to restrict or exclude pre-emptive rights*

7 **Proposal to authorize the Executive Board to acquire own shares***

8 **Proposal to reduce the capital through cancellation of own shares***

9 **Proposal to publish regulated information exclusively in the English language***

10 **Any other business**

11 **Closing**

* Items put on the agenda for voting.
The other items are on the agenda for discussion only.

Agenda for the Annual General Meeting of Shareholders of Wolters Kluwer nv, to be held on Tuesday, April 22, 2008, at 11:00 a.m. in the Okura Hotel, Ferdinand Bolstraat 333, Amsterdam, the Netherlands

# Agenda
# Annual General Meeting of Shareholders

Wolters Kluwer

# Explanatory notes to the Agenda

**3 2007 Financial statements and dividend**

These agenda items include the proposal to adopt the financial statements for 2007 as included in the annual report for 2007, and to distribute a dividend of €0,64 per share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves. This is an increase of 10% compared to last year's dividend, and therefore in line with the existing progressive dividend policy.

**4 Proposal to release the members of the Executive Board and the Supervisory Board from liability for the exercise of their respective duties**

The proposal to release the members of the Executive Board and the members of the Supervisory Board from liability for the exercise of their respective duties are separate agenda items. It is proposed that the members of the Executive Board and the members of the Supervisory Board be released from liability for the exercise of their respective duties, insofar as the exercise of such duties is reflected in the financial statements or information otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the financial statements. The scope of a release from liability shall be subject to limitations by virtue of the law.

**5 Proposal to reappoint Mr. H. Scheffers as member of the Supervisory Board**

Mr. H. Scheffers is due to retire by rotation and is available for reappointment. Mr. Scheffers was appointed as member of the Supervisory Board in 2004. He is Chairman of the Audit Committee. Based on Article 21(4) of the Articles of Association, the Supervisory Board makes a recommendation to reappoint Mr. Scheffers as member of the Supervisory Board, in view of his broad international general management experience, his financial and economic knowledge, and his contribution to the Supervisory Board. Mr. Scheffers was born on January 13, 1948, and has Dutch nationality. Mr. Scheffers was member of the Management Board of SHV Holdings nv until his retirement in May 2007. He is Vice Chairman of the Supervisory Board of Flint Holding nv, member of the Supervisory Board and Chairman of the audit committee of Koninklijke Friesland Foods nv, member of the Supervisory Board of Aalberts Industries nv and member of the Investment Committee of NPM Capital nv. Mr. Scheffers holds no ordinary shares in the company.

**6 Proposal to extend the authority of the Executive Board**

a *to issue shares and/or grant rights to subscribe for shares*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 22, 2008, subject to the approval of the Supervisory Board, to issue shares and/or grant rights to subscribe for shares, up to a maximum of 10% of the issued capital on April 22, 2008, to be increased by a further 10% of the issued capital on April 22, 2008, in case the issuance is effectuated in connection with, or on the occasion of, a merger or acquisition.

b *to restrict or exclude pre-emptive rights*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 22, 2008, subject to the approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of ordinary shares when ordinary shares are issued and/or rights to subscribe for ordinary shares are granted based on the authority requested in agenda item 6a, up to a maximum of 10% of the issued capital on April 22, 2008, to be increased by a further 10% of the issued capital on April 22, 2008, in case the issuance is effectuated in connection with, or on the occasion of, a merger or acquisition.

**7 Proposal to authorize the Executive Board to acquire own shares**

Proposal to authorize the Executive Board for a period of 18 months, starting April 22, 2008, to acquire for a consideration on the stock exchange or otherwise the company's own paid-up shares, up to the maximum stated in Article 9(2) of the Articles of Association, in the case of ordinary shares at a price between the nominal stock value of the shares and 110% of the closing price of the ordinary shares on the stock exchange of Euronext Amsterdam on the day preceding the day of purchase as reported in the Official Price List of Euronext Amsterdam, and in the case of preference shares at their nominal value.

**8 Proposal to reduce the capital through cancellation of own shares**

Per December 31, 2007, the company held 31,213,708 of its own shares. This was nearly 10% of the issued share capital at that moment, which is the maximum the company is allowed to hold as own shares according to Dutch laws and the Articles of Association. Most of these shares were acquired under the share buy-back program of in total €645 million that was executed in 2007. In the announcements of that program it was stated that the company had the intention to cancel the greater part of the shares acquired under the program. After cancellation of the shares pursuant to

this resolution the Executive Board has the possibility, based on the authorization granted under agenda item 7, to resolve to buy back additional own shares. In accordance with Article 10 of the Articles of Association of the company, the Executive Board proposes to the Annual General Meeting of Shareholders, with the approval of the Supervisory Board, to resolve to reduce the issued share capital by cancellation of 28,500,000 ordinary shares that are currently held by the company, to be increased with ordinary shares that potentially will be bought back by the company ("newly bought back shares"). The number of newly bought back shares that will be cancelled based on this resolution, will be determined by the Executive Board and the total number will be limited to a maximum of 10% of the issued capital per April 22, 2008. The resolution of the Executive Board can relate to one or more portions of newly bought back shares, taking into account the afore mentioned maximum. The goal of reducing the capital is to further optimize the capital structure of the company. The number of ordinary own shares to be cancelled will be published on the company's website (www.wolterskluwer.com) and will furthermore follow from the thereto related filings at the Trade Register. Reducing the capital will further be executed in conformity with the relevant regulations as stipulated in the law and the Articles of Association.

**9 Proposal to publish regulated information exclusively in the English language**

According to the legislative proposal to implement the European Transparency Directive (2004/109/EC) in the Dutch Act on financial supervision (*Wet op het financieel toezicht*), the company has to make generally available "Regulated Information" (*gereglementeerde informatie*) (also) in the Dutch language, unless the General Meeting of Shareholders has approved that the information will be made available exclusively in the English language. Regulated Information includes annual reports and financial statements, half-year results, interim trading updates, changes in rights attached to securities, information related to bond offerings, and other stock price sensitive information. It is proposed to the General Meeting of Shareholders to approve to make Regulated Information, as defined in the Dutch Act on financial supervision, available exclusively in the English language. This is in line with the current practice at Wolters Kluwer. At the Annual General Meeting of Shareholders of April 26, 2006, it has been resolved already to designate English as the official language of the annual report and the financial statements included therein, with effect from the 2006 financial year. Based on that resolution, the 2006 and 2007 annual reports were not fully translated in the Dutch language, but instead a shorter report, called the year overview, was published in the Dutch language. The company intends to continue with publishing a Dutch year overview in the coming years. Since 2003, most press releases issued by Wolters Kluwer nv have been issued exclusively in the English language.

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